This Draft Registration Statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential. As confidentially submitted to the Securities and Exchange Commission on November 7, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Puyi Inc.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	8900	Not applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

42F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

(Address, including zip code, and telephone number, including area code, of principal executive offices)

[Law Debenture Corporate Services Inc.

801 2nd Avenue, Suite 403

New York, New York 10017

+1-217-750-6474]

(Name, address, including zip code, and telephone number, including areas code, of agent for service)

Copies to:

Kefei Li, Esq. Sidley Austin LLP Suite 608, Tower C2, Oriental Plaza No. 1 East Chang An Avenue, Dong Cheng District Beijing 100738, People’s Republic of China Tel: +86-10-5905-5588	Fang Liu, Esq. Mei & Mark LLP 818 18th Street NW, Suite 410 Washington, DC 20006 (202) 567-6417

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

* The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed maximum offering price per share(1)	Amount of registration fee(3)
Ordinary shares, par value $0.001 per share(2)	$	$

(1)

The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(2)

In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	To be paid upon first non-confidential filing of registration statement with the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2018

American Depositary Shares

Puyi Inc.

Representing            Ordinary Shares

This is the initial public offering of ADSs, by Puyi Inc. Each ADS represents             ordinary shares, par value $        per share. We expect that the initial public offering price will be between $        and $        per ADS.

No public market currently exists for our ADSs or ordinary shares. We will apply for list the ADSs on the [NASDAQ Global Market/New York Stock Exchange]. We have reserved the symbol “PUYI” for listing on the NASDAQ Global Market. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the [NASDAQ Global Market/New York Stock Exchange].

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, will be subject to reduced public company reporting requirements.

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 11 of this prospectus.

	Minimum offering amount		Maximum offering amount
	Per ordinary share	Total	Per ordinary share	Total
Initial public offering price	US$	US$	US$	US$
Commissions to the underwriter ( %) for sales to investors introduced by the underwriter(1)	US$	US$	US$	US$
Proceeds to our company before expenses(1)(2)	US$	US$	US$	US$

(1)	We have agreed to pay Network 1 Financial Securities, Inc. (the “Underwriter”) a fee equal to % of the gross proceeds of the offering from investors introduced by the Underwriter and a fee equal to % of the gross proceeds of the offering from investors introduced by us. The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the Underwriter. Proceeds to the company will be higher if any shares sold in this offering were to investors introduced by us. See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Underwriting - Discounts, Commissions and Expenses.”

The underwriter is selling our ADSs in this offering on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter must sell the minimum number of securities offered (                 ADSs) if any securities are sold. The underwriter is required to use only its best efforts to sell the securities offered. One of the conditions to our obligation to sell any securities through the underwriter is that, upon the closing of the offering, the ADSs would qualify for listing on the [NASDAQ Global Market/New York Stock Exchange].

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth above, to result in sufficient proceeds to list our ADSs on the [NASDAQ Global Market/New York Stock Exchange]. Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, there is a possibility that we may not be able to sell the minimum offering amount. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of effectiveness of this prospectus (and for a period of up to 90 additional days if extended by agreement between us and the underwriter). The proceeds from the sale of the ADSs in this offering will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing bank account at                  established by our escrow agent, or the Escrow Account, until the minimum offering amount is raised. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

If we do not receive a minimum of US$                   by            , 2018, all funds will be returned to the investors in this offering promptly after the termination of the offering, without charge, deduction or interest. Prior to                        , 2018, in no event will funds be returned to the investors unless the offering is terminated.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the ADSs through the book-entry facilities of The Depository Trust Company.

Prospectus dated            , 2018

Until                                       , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the underwriter take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our ADSs. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying our ADSs in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements. In addition, this prospectus contains information from a market research report prepared by China Insights Consultancy, or CIC, an independent industry consultant (the “CIC Report”) which was commissioned by us to provide information on our industry and market in China.

Our Business

Puyi is the largest third-party wealth management services provider in China focusing on mass affluent and emerging middle class population, with a 10.4% market share based on 2017 transaction value, according to CIC. We are also the 21st largest third-party wealth management services provider overall in China based on the same metric, according to the same source.

According to CIC, the size of China’s mass affluent and emerging middle class totaled 502.0 million with investable assets of RMB115.3 trillion (US$17.4 trillion) at the end of 2017. Currently, a majority of the mass affluent and emerging middle class population in China rely on wealth management products issued and distributed by commercial banks. In April 2018, China’s banking and securities regulators jointly released the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, which aimed at reining in the banks’ supply of off-balance sheet wealth management products and breaking traditional implicit guarantee of returns on wealth management products. As a result, the number of new products issued by banks have declined significantly. It is expected that the mass affluent and emerging middle class population in China will increasingly turn to third-party wealth management service providers for investment advisory services relating to market-oriented products.

We provide wealth management services, corporate finance services and asset management services. Our largest business has been our wealth management services business, under which we distribute wealth management products both online and offline through our branch network. Products distributed online include publicly raised fund products, exchange administered products and asset management plans. Products distributed offline through our branch network are privately raised fund products. (Because we derive revenue from sales commissions paid by product providers of wealth management products, such as fund managers, issuers of exchange administered products and asset management plans, for accounting purposes, we treat these product providers as “customers”. We deem “clients” to be the purchasers of the products we distribute.) For the year ended June 30, 2017 and the year ended June 30, 2018, the aggregate transaction value of the wealth management products we distributed totaled RMB5.6 billion and RMB6.0 billion (US$0.9 billion), respectively. In addition, we have a substantial corporate finance services business, under which we provide corporate borrowers with financing solutions, including product design, identification of sources of funding, compliance and risk management. We also have a newly-established and fast-growing asset management business under which we currently manage two FoFs and in preparation of new FoFs and NPL funds.

We adopt a unique social e-commerce sales model to develop our client base. Our approach consists of identifying, fostering and collaborating with seed clients—existing clients who believe in our service capabilities—to actively market our products or services on social media platforms to their families, friends and acquaintances. Our seed clients are supported by our approximately 100 investment advisors, who are responsible for providing seed clients with systematic and continuous professional training on our product offering as well as investment and asset allocation. As of June 30, 2016, 2017 and 2018, the number of our seed clients increased from approximately 16,000 to 25,200 and further to 35,000. Currently we have seed clients in 168 cities in 20 provinces across China. As of June 30, 2018, approximately 20.4% of our total clients were seed clients, but approximately 98% of our total sales for the year ended June 30, 2017 and 2018 were all generated by our seed clients.

We have experienced significant growth in recent years. Our net revenues increased from RMB155.7 million for the year ended June 30, 2017 to RMB165.8 million (US$25.1 million) for the year ended June 30, 2018, primarily due to increases in net revenues from (i) corporate finance services which we began offering at the beginning of 2017; and (ii) asset management services which we launched in 2018. Such increases were partially offset by a decrease in net revenue from our wealth management services, which was primarily due to a combination of (i) an increasing proportion of net revenues derived from distribution of privately raised fund products for which we recognize revenue on a net-commission basis as opposed to a gross-commission basis; and (ii) a decrease in transaction value of exchange administered products as a result of the changing governmental regulatory environment from December 2017 to April 2018. In the foreseeable future, we expect net revenues generated from corporate finance services and asset management services to continue increasing as we continue to expand such services. We also expect the net revenues generated from exchange administered products to increase as we currently do not anticipate further regulatory changes relating to these products. In addition, we expect the total net revenues from distribution of privately raised fund products to continue to increase. However, because our product providers have sole discretion in selecting the sales model (i.e. net commission based or gross commission based), the respective proportion of products offered on a net-commission basis or a gross-commission basis may vary from year to year.

Our net income increased from RMB39.6 million for the year ended June 30, 2017 to RMB63.6 million (US$9.6 million) for the year ended June 30, 2018, primarily due to a combination of (i) a decrease in operating costs and expenses primarily as a result of an increasing proportion of net revenues derived from distribution of products for which we recognize revenue on a net-commission basis as described above; (ii) increases in net revenues driven by corporate finance services and asset management services; and (iii) increases in investment income and interest income.

Our total assets increased from RMB191.7 million as of June 30, 2017 to RMB225.7 million (US$34.1 million), primarily due to (i) an increase in cash and cash equivalents; (ii) purchase of commercial acceptance notes with a principal amount of RMB11.4 million in May 2018; and (iii) short-term loans receivables as a result of a loan to a third party in June 2018, partially offset by a significant decrease in amount due from related parties.

Our Industry

According to CIC, the wealth management services market in China is at an early stage of development and is currently highly fragmented. Major types of service providers include (i) commercial banks; (ii) non-bank traditional financial institutions, or non-bank TFI, such as securities firms, fund managers and insurance companies with internal sales arm; (iii) online-based service providers; and (iv) third-party wealth management service providers that are not associated with financial institutions.

According to CIC, mass affluent population in China is defined as those with investable assets of between RMB600,000 (US$100,000) to RMB6 million (US$1 million), and the emerging middle class is defined as those with investable assets of between RMB30,000 (US$5,000) to RMB600,000 (US$100,000). Driven by China’s economic growth and accelerated urbanization rates, the size of China’s mass affluent and emerging middle class population has grown rapidly, increasing from 403.7 million in 2013 to 502.0 million in 2017 and is expected to further increase to 642.9 million in 2022, while the percentage of the total population with investable assets increased from 40.6% in 2013 to 48.7% in 2017, and is expected to reach 59.3% in 2022. The amount of investable assets held by such population segments increased from RMB58.2 trillion (US$8.8 trillion) in 2013 to RMB115.3 trillion (US$17.4 trillion) in 2017, and is expected to further increase to RMB192.1 trillion (US$29.0 trillion) in 2022. Despite the vast private wealth held by the emerging middle class and mass affluent population, the current penetration rate of wealth management services in such population segments in China is only less than 25%, which is significantly lower than 50% in the United States, according to CIC. The market size of China’s wealth management services for mass affluent and emerging middle class population in terms of transaction value increased from RMB7.8 trillion (US$1.2 trillion) in 2013 to RMB25.2 trillion (US$3.8 trillion) in 2017, or a CAGR of 34.2%, and is expected to further increase to approximately RMB47.3 trillion (US$7.1 trillion) by 2022, or a CAGR of 13.4% from 2017 to 2022, according to the same source.

Compared with the other three types of service providers, third-party wealth management institutions generally have advantages in terms of service capabilities in addition to comprehensive product offering. According to CIC, China’s third-party wealth management services market for the mass affluent and emerging middle class population experienced a CAGR of 42.8% from 2013 to 2017 in terms of transaction value, and is expected to reach RMB2,709.6 billion (US$409.5 billion) in 2022, representing a CAGR of 25.2% from 2017 to 2022. According to the same source, the key market trends and drivers in the third-party wealth management services market for mass affluent and emerging middle class population include (i) strengthening supervision of commercial banks, especially after the release of the 2018 Guidelines; (ii) increasing supply of diversified and market-oriented products due to a shortage of bank-distributed wealth management products; (iii) changes in asset allocation and investment preference of mass affluent and emerging middle class population with increasing investment in market-oriented products; and (iv) increasing complexity of the market.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and have contributed to our rapid and significant growth to date:

●	our market position as the largest third-party wealth management services provider focusing on China’s mass affluent and emerging middle class population with growing asset management capabilities;

●	our unique social e-commerce based sales model driven by seed clients;

●	our prudently selected and developed products meeting the specific needs of our client base;

●	our collaboration with diverse and high-quality industry players; and

●	our visionary senior management team and experienced business team.

Business Strategy

Our business strategy includes the following components:

●	continue our expansion while focusing on our target client base;

●	strengthen our product offering;

●	continue to invest in our IT infrastructure; and

●	Enhance our brand recognition in our target markets.

Our Challenges and Risks

Our ability to achieve our goals and execute our strategies is subject to risks and uncertainties, including those associated with:

●	our ability to identify or fully appreciate various risks related to wealth management products we distribute;

●	our ability to maintain or renew existing licenses or to obtain additional licenses and permits necessary to our business;

●	our ability to continue to retain or expand our primary client base targeting the mass affluent and emerging middle class population;

●	our ability to adapt to changes in laws and regulations governing the wealth management industry and asset management industry in China;

●	our ability to recruit and retain qualified seed clients;

●	our ability to collaborate with highly qualified product providers, retain our existing major product providers, or seek alternative or engage new product providers where necessary;

●	the investment performance of wealth management products we distribute and/or manage;

●	fee rates of our services;

●	competition in the wealth management services industry in China; and

●	our use of a variable interest entity, or VIE, to operate our private equity businesses.

See “Risk Factors” for a detailed discussion of these and other factors you should consider before making an investment in our ordinary shares.

Corporate Information

Puyi Inc. was incorporated in the Cayman Islands on August 6, 2018. Our principal executive offices are located at 42F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China, 510620. Our telephone number is +86-020-2838-1666. Our registered office in the Cayman Islands is Avalon Trust & Corporate Services Ltd., Landmark Square, 1st Floor, 64 Earth Close, PO Box 715, Grand Cayman KY1 1107, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices.

Our main website is www.puyiwm.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is [Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017].

Corporate History and Structure

We commenced our wealth management services business in November 2010 when our founder, chairman of the board and chief executive officer, Mr. Yu Haifeng, founded Fanhua Puyi Investment Management Co., Ltd. (泛华普益投资管理有限公司), or Fanhua Puyi, in November 2010. Fanhua Puyi was renamed Fanhua Puyi Fund Distribution Co., Ltd. (泛华普益基金销售有限公司) in March 2013.

In 2018, in preparation for our initial public offering, we completed a number of corporate restructuring steps, including:

●	Establishing offshore holding companies. In August 2018, we incorporated Puyi Inc. as our offshore holding company in the Cayman Islands. In July 2018, we incorporated Puyi Group Limited in the British Virgin Islands, which became the wholly owned subsidiary of Puyi Inc. in August 2018. In July 2018, we incorporated Puyi Holdings (Hong Kong) Limited, or Puyi HK, which became the wholly owned subsidiary of Puyi Group Limited in August 2018.

●	Establishing WFOE. In August 2018, our PRC WFOE, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司), or Puyi Consulting, was incorporated in Chengdu, Sichuan, PRC.

●	Transferring of operating entities. We transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司), or Puyi Bohui, our variable interest entity, or VIE. Puyi Bohui has been primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included the following:

○	Fanhua Puyi, which has been the principal entity engaged in wealth management services business. See above. We initially set up Fanhua Puyi with an 84.59% equity interest with the remaining 15.41% held by Beijing Fanlian Investment Co., Ltd. (北京泛联投资有限公司), or Beijing Fanlian, a third party. On September 3, 2018, we purchased the remaining equity interest from Beijing Fanlian in exchange for (i) a cash consideration of RMB10,028,117; and (ii) new issuance of 4,033,600 ordinary shares of our company to Fanhua Inc. at a consideration of US$1,468,976.8.

○	Guangdong Puyi Asset Management Co., Ltd. (广东普益资产管理有限公司) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.), or Puyi Asset Management, which primarily operates our FoF business. Puyi Asset Management has two subsidiaries: (i) Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司) under which we plan to conduct a factoring business, and (ii) a 51% interest (acquired in July 2018) in Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司), which primarily operates our non-performing loan management business.

○	Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司), which primarily distributes our exchange administered products.

○	Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司), which primarily operates our corporate finance service business.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in asset management, Puyi Consulting entered into a series of contractual arrangements with Puyi Bohui and its shareholders, through which Puyi Consulting has gained full control over the management and receives the economic benefits of Puyi Bohui. See “— Contractual Arrangements.”

The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated variable interest entities as of the date of this prospectus:

Puyi Inc. (Cayman Islands)
100%
Puyi Group Limited
(British Virgin Islands)
100%
Puyi Holdings (Hong Kong) Limited
(普益控股（香港）有限公司)
(Hong Kong)
Offshore
100%
Onshore
Puyi Enterprises Management Consulting Co., Ltd.
(普益企业管理咨询有限公司)
(WFOE)
Chengdu Puyi Bohui Information Technology Co., Ltd.
(成都普益博汇信息技术有限公司)[1]
100%
100%
100%
100%
Fanhua Puyi Fund Distribution Co., Ltd. (泛华普益基金销售有限公司)
Guangdong Puyi Asset Management Co., Ltd. (广东普益资产管理有限公司)
Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司)
Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司)
85%
51%
Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司)[2]
Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司)[3]

---------►	Equity interest

◄- - - -►	Contractual arrangement, including the exclusive option agreements, the equity interest pledge agreement, the powers of attorney, the spousal consent, the exclusive technical and consulting services agreement.

(1)	Puyi Bohui is held by Mr. Yu Haifeng as to 99.04% and Ms. Yang Yuanfen as to 0.96% respectively.

(2)	The remaining 15% of the equity interest is owned by an independent third party.

(3)	The remaining 49% of the equity interest is owned by two independent third parties as to 48% and 1%, respectively.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares and the price of our common shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1.07 billion, (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. As a foreign private issuer, we may take advantage of certain provisions in the NASDAQ/NYSE listing rules that allow us to follow Cayman Islands law for certain corporate governance matters. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

●	“CAGR” refers to compound annual growth rate;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong special administrative region, Macau special administrative region and Taiwan;

●	“CIC” refers to China Insights Consultancy Limited, the industry consultant;

●	“EIT” refers to PRC enterprise income tax;

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“NPL(s)” refers to non-performing loan(s);

●	“PIPE” refers to private investment in public equity;

●	“Puyi,” “we,” “us,” “our company,” and “our” refer to Puyi Inc. and its subsidiary and consolidated entity;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange;

●	“TMT” refers to the telecommunications, media and technology;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“VIE” refers to variable interest entity.

Our reporting currency is in Renminbi because all of our business in conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6171 to US$1.00, the exchange rate on June 29, 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 21, 2018, the exchange rate for Renminbi was RMB6.8559 to US$1.00.

The Offering

Offering price

ADSs offered by us	Minimum of ADSs and maximum of ADSs.

ADSs outstanding Immediately after this offering	ADSs if the ADSs are offered and sold at the minimum offering amount in this offering, or ADSs if the ADSs are offered and sold at the maximum offering amount in this offering.

Lock-up agreements	We, [our directors and executive officers, our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs or similar securities for a period of [180] days after the date of this prospectus. See “Shares Eligible for Future Sales” and “Underwriting.”

Ordinary shares outstanding Immediately before this offering	84,033,600 ordinary shares

The ADSs	Each ADS represents ordinary shares, par value $ per share. The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Deutsche Bank Trust Company Americas

Best efforts

The underwriter is selling our ADSs on a “best efforts” basis.

We do not intend to close this offering unless we sell at least a minimum number of ADSs, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on the [NASDAQ Global Market/New York Stock Exchange].

We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company.

Offering period	The ADSs are being offered for a period of 90 days commencing from the date of this prospectus (and for a period of up to 90 additional days if extended by agreement between us and the underwriter). If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus (and for a period of up to 90 additional days if extended by agreement by us and the underwriter). If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us from the escrow account.

Escrow account

The proceeds from the sale of the ADSs in this offering will be payable to “                     Escrow Account” and will be deposited in a separate non-interest bearing bank account (limited to funds received on our behalf) until the minimum offering amount is raised. No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in escrow pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent (defined below) reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. If we do not receive a minimum of US$                    by                , 2018, all funds will be returned to the investors in this offering by noon of the next business day after the termination of the offering, without charge, deduction or interest. Prior to , 2018, in no event will funds be returned to the investors unless the offering is terminated. The investors will only be entitled to receive a refund of their subscription price if we do not raise a minimum of US$             by                   , 2018. No interest will be paid either to us or to the investors. We have appointed Continental Stock Transfer & Trust Company, an independent third party, as our escrow agent, or the “Escrow Agent”.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of income data for the year ended June 30, 2017 and 2018, and summary consolidated balance sheet data as of June 30, 2017 and 2018 and summary consolidated cash flow data as of June 30, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. You should read this Summary Consolidated Financial Data income data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

Summary Consolidated Statements of Income data:

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined, in thousands)
Net revenues:
Wealth management services	144,925	140,403	21,218
Corporate finance services	773	13,710	2,072
Asset management services	-	103	16
Information technology services and others	9,993	11,595	1,752
Total net revenues	155,691	165,811	25,058
Operating costs and expenses:
Cost of sales	(53,397)	(28,825)	(4,356)
Selling expenses	(34,969)	(45,470)	(6,872)
General and administrative expenses	(20,088)	(28,623)	(4,326)
Total operating costs and expenses	(108,454)	(102,918)	(15,554)
Income from operations	47,237	62,893	9,504
Other income, net:
Investment income	1,715	5,144	777
Interest income	51	3,640	550
Interest expenses	(2,311)	-	-
Others, net	843	201	31
Income from continuing operations before income taxes and discontinued operations	47,535	71,878	10,862
Income tax expense	(7,641)	(8,261)	(1,248)
Net income from continuing operations	39,894	63,617	9,614
Net loss from discontinued operations, net of tax	(254)	-	-
Net income	39,640	63,617	9,614
less: net income (loss) attributable to non-controlling interests	1,827	(979)	(148)
Net income attributable to the Company’s shareholders	37,813	64,596	9,762

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined)

Net income per share:
Basic and Diluted
Net income from continuing operations	0.476	0.807	0.122
Net loss from discontinued operations	(0.003)	-	-
Net income	0.473	0.807	0.122

Weighted average number of shares used in computation:
Basic:	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,000,000

Summary Consolidated Balance Sheet Data, Statements of Financial Position

	As of June 30,
	2017	2018	2018
	RMB (combined)	RMB	US$
	(in thousands)
Total current assets	185,127	214,574	32,427
Total assets	191,663	225,866	34,134
Total current liabilities	33,113	32,214	4,869
Total liabilities	33,113	32,214	4,869
Total equity interest attributable to the company	148,712	184,793	27,927
Non-controlling interests	9,838	8,859	1,338

Summary Consolidated Statements of Cash Flow Data:

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined, in thousands)
Net cash (used in) provided by operating activities	(23,069)	44,916	6,788
Net cash provided by investing activities	21,074	10,047	1,518
Net cash used in financing activities	(26,194)	-	-
Net (decrease) increase in cash and cash equivalents, and restricted cash	(28,189)	54,963	8,306
Cash and cash equivalents at beginning of year	85,226	57,037	8,620
Cash and cash equivalents at end of year	57,037	112,000	16,926

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The wealth management products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

Under our wealth management services, we distribute a broad variety of wealth management products. The products we distribute can be divided into products distributed online and those distributed offline. These products often have different structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we keep pace with third-party wealth management product providers and prudently select products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we seek to implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Moreover, clients could experience losses on raised capital as a result of poor investment performance by our distributed funds. In addition, in the event that any of the distributed funds under our management were to perform poorly, it would be more difficult for us to raise new capital. If we fail to identify and fully appreciate any of the aforementioned risks associated with products we distribute to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

If we fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations in China pursuant to applicable laws and regulations from time to time governing our operations, we may be subject to limitations or uncertainties with respect to our business activities and render our operations non-compliant, and our business would be materially and adversely affected.

China’s wealth management marketplace is a relatively new and evolving industry, and the laws and regulations governing our services are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the wealth management industry. To date, the PRC government has adopted a unified regulatory framework governing the distribution and management of publicly raised fund products and asset management plans issued by securities companies; however, currently only an interim regulatory framework exists to govern privately raised fund products. In addition, only two regulatory documents issued by the State Council set out the prohibitive provisions regarding local financial assets exchanges and exchange administered products. Exchange administered products are currently mainly subject to the regulation of the local office of finance at the provincial and municipal levels.

Currently, a license is required for the distribution of publicly raised fund products and asset management plans issued by securities companies. The distribution of privately raised fund products by non-licensed distributors is not prohibited by the current applicable laws and regulations. Fanhua Puyi has obtained a fund distribution license from CSRC and we entered into a majority of fund distribution agreements with fund managers through this subsidiary. To comply with PRC laws and regulations, for certain privately raised fund products and asset management plans, we may collect distribution commissions in the form of advisory service fees under advisory service agreements with fund managers which is not prohibited by the current applicable laws and regulations.

In addition, fund managers managing privately raised funds are required to register with Asset Management Association of China, or AMAC; unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “fund management.” We are in the process of applying for the license to operate as a fund manager for privately raised funds. To comply with PRC laws, we currently collaborate with licensed fund managers and structure our fund management services as advisory services to them. Neither the fund management services under advisory service agreements with fund managers, nor our service fees generated from such agreements are prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant laws and regulations. If the PRC government interprets the relevant rules differently and deems our role in such arrangements requiring the fund management license, it may order us to cease our provision of fund management services until our relevant entities successfully acquire the fund management license. We cannot assure you that our relevant entities will be able to obtain the fund management license promptly, if at all, and any failure to do so would require us to permanently cease such services, which may materially and adversely affect our business.

As the wealth management services industry in China is at an early stage of development, new applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits for distribution of products other than funds such as asset management plans and exchange administered products. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to the wealth management services industry.

We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses requisite for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. Moreover, new PRC regulations promulgated in the future may require that we obtain additional licenses or permits in order to continue to conduct our business operations; however, we can give no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of the foregoing were to occur, our business, financial condition and prospects would be materially and adversely affected.

If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange administered products, our business, financial condition and prospects would be materially and adversely affected.

Since December 2016, we have collaborated with two local financial assets exchanges, namely, Tianjin Financial Asset Exchange and Guangzhou Financial Asset Exchange, to distribute financial products administered by them. Unlike fund products and asset management plans, the PRC government has not adopted a regulatory framework governing such local exchanges or the listing, trading and distribution of exchange administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange administered products listed and traded on these exchanges are filed with and approved by local financial assets exchanges under the supervision of the offices of finance at the municipal and provincial levels. As a result, the major product types selected for distribution on such exchanges are dependent upon the local regulatory environment and policies. If any significant product types are discouraged by the local government authorities, our product portfolio, distribution services and related revenues may be negatively impacted. For example, historically a significant number of exchange administered products we distributed were for purposes of real estate development financing and local government financing, and many were highly leveraged. Since the end of 2017, as a result of the changing governmental regulatory environment to support industries in the “new economy” and consumption economy, the number of real estate financing products and securities investment products decreased dramatically from December 2017 to April 2018 and adversely affected the transaction value and revenue of our distribution services.

In addition, although the local financial exchanges are regulated by the local government subject to the two prohibitive provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the People’s Bank of China, China Banking and Insurance Regulatory and Administration Committee, or the CSRC, these financial exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. In such circumstances, we may have to change our business model or cease to distribute exchange administered products, and as a result, our business, financial condition and prospects would be materially and adversely affected.

We may not be able to continue to retain or expand our primary client base targeting the mass affluent and emerging middle class population or maintain or increase the amount of investment made by our primary clients in the products we distribute.

We target China’s large population of mass affluent and emerging middle class individuals as our clients. In light of China’s rapidly-evolving wealth management industry, we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute. As China’s wealth management industry is at an early stage of development and is currently highly fragmented, we face competition from numerous types of market players including commercial banks, non-bank traditional financial institutions and online-based service providers. Moreover, many of our existing and future competitors may be better equipped, adopt better sales and marketing approach to focus on our target clients, and may capture market opportunities to grow their client bases more effectively compared to us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base. We may lose our leading position if we fail to maintain or further grow our client base at the same pace. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from our wealth management services and our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, which may in turn adversely affect our financial condition, results of operations and ability to attract new clients.

If we are required to obtain ICP licenses for the operation of our two apps, we may not be able to offer relevant information and transaction processing services and our business and operations may be negatively affected.

We have launched two mobile apps, “Puyi Fund” (普益基金) and “Puyitou” (普益投), to facilitate our clients to complete transaction online for publicly raised fund products and exchange administered products, respectively. We do not have any web-based online platforms. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not further clarify the scope of “information services,” nor do they specify what “relevant qualification(s)” that an app owner/operator must obtain. In practice, operational activities of a company conducted through an app is currently subject to the supervisions of local departments of the Information Communications Administration, and often, the local departments differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to substantial discretion of the local authorities. We cannot rule out the possibility that the local departments of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the two apps would require an ICP license, or that without such license, we would be prohibited from rendering such services. If such ICP licenses are required for our two apps, our inability to obtain them in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain qualified seed clients, our business could suffer.

We rely on our seed clients to market our products or services to potential clients as well as to provide services to and to develop and maintain relationships with our existing clients. As we further grow our business and expand into new cities and regions, our need for high quality seed clients will increase. We have been actively recruiting and will continue to recruit qualified seed clients to join our coverage network. However, there is no assurance that we can recruit and retain a sufficient number of seed clients who meet our high quality requirements to support our further growth. In some of the branch offices that we have recently established or plan to establish, the client pool from which we can recruit seed clients is smaller than in major economic centers such as Shanghai and Beijing. Even if we are able to recruit sufficient seed clients, we may need to incur significant training and administrative related expenses in order to prepare them to market our products or services, which would increase our operating costs and reduce our profitability. In addition, we pay our seed clients commissions as returns. Although such commissions are currently not prohibited by applicable laws and regulations, we cannot assure you that relevant authorities would not deem that our seed clients are distributing products on our behalf and prohibit such commissions in the future. If so, we may be subject to fines and/or may be ordered to cease paying such fees to our seed clients, we may be unable to attract and retain highly productive seed clients, and our business could be materially and adversely affected.

We rely on highly qualified product providers that we collaborate with.

We view our collaborative relationships as a core asset for developing our wealth management business, product portfolios and professional networks. We source products from quality third-party providers in China, including 17 fund managers, three leading securities firms and two local financial assets exchanges to date. These parties have contributed to a majority of our fund products and all of our asset management plans and exchange administered products. In addition, we also actively seek collaborative opportunities with well-recognised fund managers to manage our FoFs, which can help us to deliver returns to our clients in a cost-effective manner. As such, our business is heavily dependent on our relationships with these third parties. Although we have maintained stable relationships with them, any material deterioration or termination of our relationships with any major product providers, or fund managers, or the failure to further expand our network with such third parties, could inhibit our ability to secure products or manage funds, which in turn would have a material adverse effect on our business, financial condition and growth prospects. In addition, a decline in the financial condition of one or more our third party product providers may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we collaborate or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties, thereby having a negative impact on our business and operating performance as well as on the confidence in our products.

A decline in the investment performance of products distributed or managed by us could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for products distributed or managed by us. Strong investment performance helps us to retain and expand our client base and helps us to generate new sales of products and services, and therefore is an important element to our goals of maximizing the value of products and services provided to our clients or the assets under management, or AUM. There can be no assurance as to how future investment performance will compare to our competitors or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our investment products and services. These impacts may also reduce our aggregate amount of assets under management and management fees. Poor investment performance could also adversely affect our ability to expand the distribution of third-party wealth management products and our self-developed products.

In addition, the profitability of our growing asset management services depends on, among others, fees charged based on the AUM under management. Any impairment on the assets that we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

Any material change in fund sales models adopted by the fund managers that we collaborate with may have a significant impact on our revenues, cost of sales and results of operations.

Our largest business line is wealth management services, and a significant majority of our wealth management services revenue is derived from privately raised fund products. Currently in China, a product provider (i.e. a fund manager) of privately raised fund products has sole discretion in selecting the sales model of its fund products as under either a direct sales model or distributions on a commission basis model. The sale model selected by the fund manager determines whether we need to pay commissions to seed clients and thereby recognize such commissions as our cost of sales. Under the direct sales model, we generate revenue on net-commission basis. In contrast, we generate revenue on a gross-commission basis under the distribution on commission basis model. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Major Factors Affecting Our Results of Operations - Product Mix.” Moreover, the fund manager can subsequently change the sales model during the term of the relevant fund. Given that the selection of the sales model is at the sole discretion of the fund manager and is outside of our control, the respective proportion of products that we offer on a net-commission basis or a gross-commission basis may vary from year to year, which may lead to fluctuations in our net revenues, cost of sales and gross margin. For the year ended June 30, 2018, as one of our major product providers that previously elected to distribute under the gross-commission model subsequently changed its distribution model to net-commission based, our revenue from fund products under the net commission model increased significantly to RMB51.9 million (US$7.8 million) from RMB5.2 million for the year ended June 30, 2017 while our revenue from fund products under the gross commission model significantly decreased to RMB36.9 million (US$5.6 million) from RMB80.5 million for the year ended June 30, 2017. Our operating costs and expenses as a percentage of our revenue decreased from 69.7% for the our year ended June 30, 2017 to 62.1% for the year June 30, 2018. As a result of the foregoing, any material change in fund sales models adopted by our fund managers may have a significant impact on our revenues, cost of sales and results of operations.

Any material decrease in the fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

We derive a majority of our revenues from distribution commissions and performance-based fees from wealth management services, the management fees and carried interest from the funds that we manage and service fees from our corporate finance services. The relative fee rates are negotiated between us and third-party product providers or the investors or corporate borrowers, and vary from product to product. Although the fee rates within any given category of the products we distribute or manage remained relatively stable during the applicable periods referenced in this prospectus, future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. In addition, the fee rates of our corporate finance services depend on complexity of financing needs and designed structure of each deal. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products and financing services, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products to clients. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of fee rate changes with respect to the wealth management products as well as fund management and corporate finance services, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower distribution commission rates or other less favorable terms, which could reduce our revenues. Furthermore, as we continue to grow our corporate finance business and asset management business, we may face similar fee rates risk in connection with the provision of related services.

We depend on a small number of third-party product providers to derive a significant portion of our net revenues and this dependence is likely to continue.

We derive a significant portion of our net revenues from a limited number of third-party wealth management product providers. For accounting purposes, we treat these third-party product providers as our customers under our wealth management services. For the fiscal years ended June 30, 2017 and 2018, three of our product providers each accounted for more than 10% of our total net revenues and collectively accounted for 74.3% and 72.5% of our total net revenues, respectively. If we lose any one of our major product providers or any of these product providers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced if we are unable seek alternative product providers on a timely basis, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our high customer concentration may also adversely affect our ability to negotiate fee rates with these product providers, which may in turn materially and adversely affect our results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee and seed client misconduct.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our employees and seed clients, which include:

●	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If certain investors do not meet the relevant qualification requirements for products we distribute or under applicable laws, we may also be deemed in default of the obligations required by law and in our contract with the product providers. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our employees and seed clients or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which primarily depends on earning and maintaining the trust and confidence of current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee or seed client misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We face significant competition in the wealth management services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we face direct competition primarily from (i) commercial banks, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management services industry may emerge, which could cause us to lose market share in key market segments.

Our competitors may have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, established brand and credit, and much larger client base and settlement capabilities. Moreover, many of the wealth management product providers with whom we currently have relationships, such as fund managers or securities firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from their vertical integration of manufacturing and distribution.

In addition, the corporate finance services market is highly fragmented and we may face fierce competition. In the asset management services sector, we may also face competition from fund management companies that have emerged or will emerge in the asset management business in China in the foreseeable future.

Our failure to respond in a timely and cost-effective manner to rapid product innovation in the financial industry may be have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that product innovation that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We believe that our continued growth will depend on our ability to effectively implement our business strategy and address the above listed factors that may affect us. In order to strengthen our market position in the wealth management services industry targeting the mass affluent and emerging middle class population in China, we need to allocate substantial resources to enhance our ability to source and distribute third-party wealth management products, design and develop high-quality products and continue to grow our asset management business. Moreover, while our corporate finance services business has expanded rapidly for the year ended June 30, 2018, we only began to offer such services recently and have limited experience in operating such business. Accordingly, our ability to continue expanding our corporate finance services is unproven and subject to uncertainties. We anticipate that we will also need to implement a variety of enhanced and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and significant additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information of wealth management products, clients and transactions. The proper functioning of our OA system, finance system, investment advisor platform, operation database client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Guangzhou, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platforms provided through our two apps, Puyitou (普益投) and Puyi Fund (普益基金) to provide our clients with up-to-date product-related information online and a full-scope online transaction processing whereby clients can execute transactions and monitor their investments portfolio. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our mass affluent and emerging middle class clients and corporate borrower clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

If we do not take adequate measures to prevent security breaches, maintain adequate internal controls or fail to implement new or improved controls, this data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we fail to prevent security breaches, improper access to, or inappropriate disclosure of, any client’s personal information, or if third parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. Although we have developed systems and internal control processes that are designed to prevent or detect security breaches and protect our clients’ data, we cannot assure you that such measures will provide absolute security. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for the products that we distribute and our services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. For example, although we require our employees, wealth management product providers and seed clients to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

Our future success depends heavily on the continued services of our current executive officers. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. Qualified employees are in high demand throughout wealth management services industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into a non-competition agreement with us as well as an employment agreement with us which contains confidentiality provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, Mr. Yu Haifeng, our founder, chairman and chief executive officer, beneficially owns 94.3% of our share capital. Upon the completion of this offering, he will beneficially own an aggregate of         % of our outstanding share capital. As a result of this high level of shareholding, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Yu may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. See “Principal Shareholders.”

Our revenues and operating results can fluctuate from period to period, which could cause the price of our ADSs to fluctuate.

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

●	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and the products provided by ourselves and therefore our revenues and cash flows;

●	negative public perception and reputation of the wealth management services industry;

●	unanticipated delays of anticipated rollouts of our products or services;

●	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

●	changes in laws or regulatory policy that could impact our ability to provide wealth management services and/or asset management services;

●	failure to enter into contracts with new wealth management product providers;

●	cancellations or non-renewal of existing contracts with wealth management product providers; and

●	changes in the number of clients who decide to terminate their relationship with us or who ask us to redeem their investment in our FoF products.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenues or operating performance.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to opt in to such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay the adoption of the new or revised standard until private companies adopt the new or revised standard. Accordingly, our financial statements may not be comparable to other public companies that are not emerging growth companies or that are emerging growth companies which have opted out of using the extended transition because of the potential differences in accounting standards used.

We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global Market/New York Stock Exchange]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NASDAQ Global Market/New York Stock Exchange] corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NASDAQ Global Market/New York Stock Exchange] corporate governance requirements. For example, as a foreign private issuer, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating/corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to follow home country practice in lieu of the requirements under the [NASDAQ Global Market/New York Stock Exchange] rules with respect to certain corporate governance standards. Accordingly, you may not be provided with the benefits of certain corporate governance requirements of the [NASDAQ Global Market/New York Stock Exchange] rules.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the [NASDAQ Global Select Market/New York Stock Exchange] after the completion of this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting, and we were never required to evaluate our internal control over financial reporting within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control in the course of preparing and auditing our consolidated financial statements for the years ended June 30, 2017 and 2018. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness identified is a lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting as we will be required to do once we become a public company and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

We have implemented and are continuing to implement a number of measures to address the material weakness identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2019. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes the problems identified above have been remedied, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and personnel and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to fund management businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses including fund management services is subject to restrictions under current PRC laws and regulations. For example, foreign ownership in fund management companies that focus on securities investment funds shall not exceed 51%. Also, any foreign shareholder of a foreign-invested fund management company focusing securities investment funds must be a financial institution approved by the national or regional financial regulatory authority where the foreign investor locates, and such national or regional financial regulatory authority must have signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. In addition, such foreign-invested fund management company must invest in domestic capital markets.

We are a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the CSRC. Accordingly, we are not eligible to conduct our fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize our ability in providing fund management services, we currently conduct our business activities through our variable interest entity (the “VIE”), Puyi Bohui and its subsidiaries. Through our PRC subsidiary Puyi Consulting, we entered into a series of contractual arrangements with Puyi Bohui and its shareholders, which enable us to (i) exercise effective control over Puyi Bohui, (ii) receive substantially all of the economic benefits of Puyi Bohui, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Puyi Bohui and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC legal counsel, GFE Law Office, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of our VIE in China and Puyi Consulting, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contracts among Puyi Consulting, Puyi Bohui and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any PRC laws or regulations, if the contractual arrangements among Puyi Consulting, our VIE and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or our VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business license and/or operating license that such entities currently have or obtain in the further;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from Puyi Consulting or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our business may be significantly affected by the draft Foreign Investment Law, if implemented as proposed.

In January 2015, MOFCOM published a draft Foreign Investment Law for solicitation of public comments. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its legislative philosophy and principles, main content, plans for transitioning into the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. See “Regulation—PRC Regulations Relating to Company Establishment and Foreign Investment”. MOFCOM solicited comments on the draft Foreign Investment Law in 2015, but no new draft has been published since then. According to the 2018 Legislative Work Plan of the National People’s Congress Standing Committee, the draft Foreign Investment Law will be deliberated in December 2018. However, there is still substantial uncertainty with respect to its final content, interpretation, and effective date. It is anticipated, though, that the draft Foreign Investment Law will build in regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or foreign controlled. This determination requires consideration of the nature of the investors that exercise control over the entity. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

There can be no assurance that our current corporate structure will be considered “Chinese-controlled” under the scheme of the draft Foreign Investment Law. In the event that our VIE contractual arrangements under which we operate our business are not treated as a domestic investment and/or our operation are classified as a “prohibited business” under the Foreign Investment Law when officially enacted, such VIE contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the VIE contractual arrangements and/or dispose of such business.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

Due to PRC restrictions on foreign ownership of fund management business in China, we operate our business in China through our VIE and its subsidiaries, or the VIEs, in which we have no ownership interest. We rely on contractual arrangements with our VIE, Puyi Bohui and its shareholders including the Power of Attorney with each of the shareholders, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Corporate History and Structure—Contractual Arrangements”. In particular, our ability to control the consolidated affiliated entities depends on the Powers of Attorney, pursuant to which our PRC subsidiary Puyi Consulting can vote on all matters requiring shareholder approval in our VIE. We believe these Powers of Attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC legal counsel that each of the contracts among Puyi Consulting, our VIE and its shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. Under the current contractual arrangements, as a legal matter, if our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce our rights under such arrangements. All of these contracts are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIE, and we may lose control over the assets owned by our VIE. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders and do not prevent them from pursuing claims against us under U.S. federal securities laws.

The contractual arrangements we have entered into with our VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements that we have entered into among Puyi Consulting, our VIE and its shareholders, or any other arrangements and transactions among related parties that we currently have or will have in future will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that our current contractual arrangements or any other arrangements and transactions among related parties are not entered into on an arm’s-length basis, and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require us to adjust our taxable income upward for PRC tax purposes, which could increase our VIE’s tax expenses without reducing the tax expenses, subject us to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment we may have. As a result, our consolidated net income may be adversely affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Both of the shareholders of Puyi Bohui, Mr. Yu Haifeng and Ms. Yang Yuanfen are PRC nationals. They may have conflicts of interest with us. Conflicts of interest may arise between the dual roles of them who are both shareholders of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premise and licenses. If our VIE or any of its subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

An entity will generally be deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged primarily in the business of providing wealth management services, corporate finance services and asset management services and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a third-party wealth management service provider and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we believe that Puyi Inc. is not an investment company under Section 3(b)(1) of the Investment Company Act, among other things, because it is primarily engaged in a non-investment company business. If one or more of our operating entities ceased to be deemed as a wholly-owned subsidiary of ours, our interests in those subsidiaries could be deemed an ’‘investment security’’ for purposes of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that Puyi Inc. will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements on the 1940 Act.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing since 2012. We cannot assure you that the Chinese economy will continue to grow. Further, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may benefit the overall Chinese economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Also, in the past the Chinese government implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Accordingly, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and as a result, could materially adversely affect our business and results of operations.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The net proceeds from this offering will be denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiary, Puyi Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, Puyi Consulting is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission, or CSRC, may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, including the CSRC, requires offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. See “Regulation—PRC Regulations Relating to Mergers and Acquisitions”. However, the application of this regulation remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel, GFE Law Office, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced in September 2006 by the CSRC, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the [NASDAQ Global Market/New York Stock Exchange], unless we are clearly required to do so by subsequent rules of the CSRC, because (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; (2) we established our PRC subsidiary, Puyi Consulting by means of direct investment other than by merger or acquisition of a PRC domestic company; and (3) no provision in the M&A Rules clearly classifies the contractual arrangements among Puyi Consulting, our VIE and its shareholders as a type of transaction subject to the M&A Rules. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC legal counsel. Since there has been no official interpretation or clarification of this regulation since its adoption, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC’s approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of payment or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery of the ADSs we are offering, you would be doing so at the risk that settlement and delivery may not occur.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014. According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines or other liabilities.

Our shareholders, Mr. Yu Haifeng and Ms. Yang Yuanfen, who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Puyi Consulting, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Puyi Consulting incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Puyi Consulting currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Puyi Consulting, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Puyi Consulting is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Puyi Consulting to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— Risks Related to Doing Business in China — The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would likely have a material adverse effect on our financial condition and results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and variable interest entity or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and variable interest entity. We may make loans to our PRC subsidiary and variable interest entity, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is treated as a foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Puyi Consulting to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Puyi Consulting by means of capital contributions, which must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to directly make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our VIE being converted into a foreign invested company, while foreign invested companies engaged in fund management industry are subject to more stringent requirements than PRC domestic enterprises.

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding the registration requirements for share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a share incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Regulations – PRC Regulations Relating to Share Incentive Plan”. We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would likely have a material adverse effect on our financial condition and results of operations.

Pursuant to the Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a “resident enterprise” and will pay income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In 2009, the State Administration of Taxation, or SAT, issued the SAT Circular 82, which further interprets the application of the EIT Law and its implementation to a PRC-controlled offshore enterprise. Pursuant to the SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or a PRC enterprise group will be classified as a PRC resident enterprise for tax purposes and will be subject to PRC enterprise income tax on its global income, only if  (i) its senior management in charge of daily operations reside or perform their duties mainly in the PRC; (ii) its financial or personnel decisions are made or approved by bodies or persons in the PRC; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in the PRC; and (iv) at least 50% of its directors with voting rights or senior management habitually reside in the PRC. Such PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

We believe that we are not a PRC resident enterprise for PRC tax purposes because we do not have a PRC enterprise or a PRC enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore company with a corporate structure similar to ours that has been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a PRC resident enterprise for tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC shareholders, including the holders of our ADSs. In addition, if such income is treated as sourced from within the PRC, non-resident shareholders including the holders of our ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, at a rate of 10% for non-PRC enterprises or a rate of 20% for non-PRC individuals, unless a reduced rate is available under an applicable tax treaty. It is unclear whether non- PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may be subject to penalties for failure to make adequate contributions to social security and housing provident fund by some subsidiaries of our VIE pursuant to the relevant PRC laws and regulations.

In the past, some subsidiaries of our VIE may not have been in compliance with the relevant PRC laws and regulations to make adequate contributions to social security and housing provident fund. Pursuant to the Social Insurance Law of the PRC promulgated in 2010 and the Regulations on Management of Housing Provident Funds promulgated in 1999 and amended in 2002, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this prospectus, such subsidiaries of our VIE have not received any demand or order from the competent authorities with respect to their social security and housing provident fund contributions. In the event that the relevant authorities determine that we have underpaid, such subsidiaries of our VIE may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017, which, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to our ADSs and This Offering

There has been no public market for our ADSs or ordinary shares prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. We will apply for listing the ADSs on the [NASDAQ Global Market/New York Stock Exchange]. Our ADSs will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

 Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	regulatory developments in our target markets affecting us, our clients or our competitors;

●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

●	changes in the economic performance or market valuations of other companies that provide wealth management services;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the wealth management services industry;

●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

●	addition or departure of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

●	sales or perceived potential sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $              per ADS, representing the difference between the initial public offering price of $               per ADS and our net tangible book value per ADS immediately after this offering, after giving effect to the automatic conversion of our preferred shares, immediately upon the completion of this offering and net proceed, to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have ADSs (equivalent to             ordinary shares) outstanding immediately after this offering. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representative. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Upon completion of this offering, certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. See “Description of Share Capital — Our Post-Offering Memorandum and Articles — Voting Rights” and “Description of American Depositary Shares — Voting Rights.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADSs holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiary and variable interest entity. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADSs price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ADSs.

We will adopt amended and restated articles of association that will become effective immediately upon the closing of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets (based, in part, on the market value of our ADSs) and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2018 and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year ending on December 31, 2018 or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase.

If we were to be or become classified as a PFIC, a U.S. holder (as defined in “Taxation — U.S. Federal Income Tax Considerations — General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the [NASDAQ Global Market/New York Stock Exchange], have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal controls over financial reporting. We expect these rules and regulations to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Special Note Regarding Forward-looking Statements

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include statements relating to:

●	our business strategies, goals and objectives;

●	our future business development, financial condition and results of operations;

●	the expected growth of China’s wealth management services market, corporate finance services market as well as asset management services market;

●	our expectations regarding demand for and market acceptance of our existing and future products and services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the capabilities of our business operations;

●	expected future economic performance;

●	relevant government policies and regulations relating to our industry;

●	competition in the wealth management services industry as well as the asset management services industry; and

●	general economic and business conditions in the markets in which we operate;

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary – Our Challenges and Risks,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications as well as a report issued by CIC, a PRC consulting and market research firm. Statistical data in these publications and the report also include projections based on a number of assumptions. The wealth management industry, asset management industry and corporate finance industry may not grow at the rate projected by market data, or at all. Failure of such industries to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the minimum offering amount of approximately US$            million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and net proceeds from the maximum offering amount of approximately US$            million after deducting underwriting discounts and commissions and the estimated expenses payable by us. These estimates are based upon an assumed initial public offering price of US$          per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$           per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by US$           million if the minimum offering amount is sold, or approximately US$                million if the maximum offering amount is sold, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

●	20% of the net proceeds of this offering to expand our branch network, including expanding branches in tier one and tier two cities in China, developing our base of independent investment advisors and additional seed clients, and hiring additional investment advisors;

●	20% of the net proceeds of this offering to upgrade our IT infrastructure;

●	20% of the net proceeds of this offering to launch additional FoFs and non-performing loan funds under our asset management business; and

●	the remaining 40% for general corporate purposes, including to fund strategic investments and acquisitions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

In using the net proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE only through loans or capital contributions and to our VIE only through loans, subject to the satisfaction of applicable government registration, approval and filing requirements. We expect 30% of the net proceeds to be used by us or our offshore intermediate holding companies for general corporate purposes, and the remaining 70% to be immediately remitted to our WFOE and/or our VIE following the completion of this offering to be applied towards our planned use of proceeds. With respect to capital contributions that we can make to our WFOE, as of the date of this prospectus, the maximum amount of capital contributions that we may make to our WFOE is US$200 million, without obtaining approvals from SAFE or other government authorities. The WFOE may increase its registered capital to receive additional capital contributions from us at any time, and currently there is no statutory limit to the amount of registered capital. The relevant filing and registration processes for increasing the cap for capital contributions typically take approximately eight weeks to be completed. With respect to loans, pursuant to relevant PRC regulations, the maximum amount of loans that we may provide to our WFOE equals to the larger amount of (i) the balance between the total investment amount (approved by the Ministry of Commerce or its local counterpart) and the amount of registered capital of our WFOE, or (ii) two times of the amount of the net assets of the WFOE calculated in accordance with PBOC Circular 9; and the maximum amount of loans we may provide to our VIE equals to two times of the amount of the net assets of our VIE calculated in accordance with PBOC Circular 9.Each of the loans to our WFOE or VIE is subject to satisfaction of applicable government registration or approval requirements. The relevant filing and registration processes for such loans typically take approximately four weeks to be completed. See “Regulations—PRC Regulations Relating to Foreign Debt” for details. While we currently see no material obstacles to complete the relevant filing and registration processes with respect to future loans or capital contributions to our WFOE and/or our VIE, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Dividend Policy

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares—American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

Exchange Rate Information

Our reporting currency is the Renminbi because our business is substantially conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6171 to US$1.00, the exchange rate on June 29, 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 21, 2018, the exchange rate for Renminbi was RMB6.8559 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.2046	6.4778
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850
July	6.8038	6.7164	6.8102	6.6123
August	6.8300	6.8453	6.9330	6.8018
September (through September 21)	6.8559	6.8497	6.8279	6.8704

Source: Federal Reserve Statistical Release

Note:

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Capitalization

The following table sets forth our capitalization as of June 30, 2018:

●	On an actual basis; and

●	On a pro forma basis to give effect to the sale of ordinary shares in the form of ADSs by us in this offering at the assumed initial public offering price of $ per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2018
	Actual		As Adjusted for IPO (Minimum offering amount)(1)		As Adjusted for IPO (Maximum offering amount)(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands except shares)
Ordinary shares	529	80
Shares(2)	80,000,000	80,000,000
Par Value Amount
Call-up Capital
Additional Paid-In Capital	62,705	9,476
Statutory reserve	14,152	2,139
Retained Earnings	107,407	16,232
Accumulated Other Comprehensive Income
Total	184,793	27,927

(1)	We have agreed to pay Network 1 Financial Securities, Inc. (the “Underwriter”) a fee equal to % of the gross proceeds of the offering from investors introduced by the Underwriter and a fee equal to % of the gross proceeds of the offering from investors introduced by us. The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the Underwriter. Proceeds to the company will be higher if any shares sold in this offering were to investors introduced by us. We have agreed to pay a corporate finance fee of % of the gross proceeds of the offering. See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.

(2)	The number of shares shown in the first column is the number of shares as of June 30, 2018. On August 6, 2018, we issued an aggregate of 80, 000,000 ordinary shares with total consideration of US$80,000, at price of US$0.001 per share on the same day. On September 5, 2018, we issued an aggregate of 4,033,600 ordinary shares with a total consideration of US$1,468,976.8. In accordance with SEC SAB Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

Dilution

If you invest in our ADSs, your interest will be immediately diluted by US$        , representing the difference between our net tangible book value per ADS at US$         as of            , 2018 after giving effect to this offering and an assumed initial public offering price of US$             per ADS, which is based on the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus and assuming the minimum offering amount is sold, or an immediate dilution of US$                 per ADS, representing the difference between our net tangible book value per ADS at US$           as of          , 2018 after giving effect to this offering and an assumed initial public offering price of US$              per ADS, which is based on the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus and assuming the maximum offering amount is sold. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Dilution to New Investors if the Minimum Offering Amount is Sold

Our net tangible book value as of June 30, 2018 was $29.2 million, or $0.36 per ordinary share as of that date and $             per ADS. Net tangible book value represents the amount of our total consolidated assets (excluding intangible assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been $             million, or $             per ordinary share and $             per ADS. This represents an immediate increase in net tangible book value of $             per ordinary share and $             per ADS to the existing shareholders and an immediate dilution in net tangible book value of $             per ordinary share and $             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial offering price	$
Net tangible book value as of June 30, 2018	$
Increase/(decrease) in net tangible book value attributable to the sale of the ADSs	$
Pro forma as adjusted net tangible book value after the offering	$
Amount of dilution in net tangible book value to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $             per ordinary share and $             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $             per ordinary share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2018, the differences between existing shareholders and the new investors with respect to the minimum number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration			Average Price Per	Average Price Per
	Number	Percent	Amount	Percent		Ordinary Share	ADS
Existing shareholders			$		%	$	$
New investors			$		%	$	$
Total			$	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Dilution to New Investors if the Maximum Offering Amount is Sold

Our net tangible book value as of June 30, 2018 was $29.2 million, or $0.36 per ordinary share as of that date and $             per ADS. Net tangible book value represents the amount of our total consolidated assets (excluding intangible assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been $             million, or $             per ordinary share and $             per ADS. This represents an immediate increase in net tangible book value of $             per ordinary share and $             per ADS to the existing shareholders and an immediate dilution in net tangible book value of $             per ordinary share and $             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial offering price	$
Net tangible book value as of June 30, 2018	$
Increase/(decrease) in net tangible book value attributable to the sale of the ADSs	$
Pro forma as adjusted net tangible book value after the offering	$
Amount of dilution in net tangible book value to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $             per ordinary share and $             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $             per ordinary share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2018, the differences between existing shareholders and the new investors with respect to the maximum number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration			Average Price Per	Average Price Per
	Number	Percent	Amount	Percent		Ordinary Share	ADS
Existing shareholders			$		%	$	$
New investors			$		%	$	$
Total			$	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Selected Consolidated Financial Data

The following summary consolidated statements of operations data for the year ended June 30, 2017 and 2018, and summary consolidated balance sheets data as of June 30, 2017 and 2018 and summary consolidated cash flow data as of June 30, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. You should read this Summary Consolidated Financial Data and Summary Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

Selected Consolidated Statements of Income

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined, in thousands)
Net revenues:
Wealth management services	144,925	140,403	21,218
Corporate financing services	773	13,710	2,072
Asset management services	-	103	16
Information technology services and others	9,993	11,595	1,752
Total net revenues	155,691	165,811	25,058
Operating costs and expenses:
Cost of sales	(53,397)	(28,825)	(4,356)
Selling expenses	(34,969)	(45,470)	(6,872)
General and administrative expenses	(20,088)	(28,623)	(4,326)
Total operating costs and expenses	(108,454)	(102,918)	(15,554)
Income from operations	47,237	62,893	9,504
Other income, net:
Investment income	1,715	5,144	777
Interest income	51	3,640	550
Interest expenses	(2,311)	-	-
Others, net	843	201	31
Income from continuing operations before income taxes and discontinued operations	47,535	71,878	10,862
Income tax expense	(7,641)	(8,261)	(1,248)
Net income from continuing operations	39,894	63,617	9,614
Net loss from discontinued operations, net of tax	(254)	-	-
Net income	39,640	63,617	9,614
less: net income (loss) attributable to non-controlling interests	1,827	(979)	(148)
Net income attributable to the Company’s shareholders	37,813	64,596	9,762

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
		(combined)

Net income per share:
Basic and Diluted
Net income from continuing operations	0.476	0.807	0.122
Net loss from discontinued operations	(0.003)	-	-
Net income	0.473	0.807	0.122

Weighted average number of shares used in computation:
Basic:	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,000,000

Selected Consolidated Statements of Financial Position

	As of June 30,
	2017	2018	2018
	RMB (combined)	RMB	US$
	(in thousands)
Total current assets	185,127	214,574	32,427
Total assets	191,663	225,866	34,134
Total current liabilities	33,113	32,214	4,869
Total liabilities	33,113	32,214	4,869
Total equity interest attributable to the company	148,712	184,793	27,927
Non-controlling interests	9,838	8,859	1,338

Selected Consolidated Statements of Cash Flow:

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined, in thousands)
Net cash (used in) provided by operating activities	(23,069)	44,916	6,788
Net cash provided by investing activities	21,074	10,047	1,518
Net cash used in financing activities	(26,194)	-	-
Net (decrease) increase in cash and cash equivalents, and restricted cash	(28,189)	54,963	8,306
Cash and cash equivalents at beginning of year	85,226	57,037	8,620
Cash and cash equivalents at end of year	57,037	112,000	16,926

POST-OFFERING OWNERSHIP

The following charts illustrate our pro forma proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Number of Shares	Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing shareholders			%			%
New investors			%			%
Total		100%			100%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Puyi is the largest third-party wealth management services provider in China focusing on mass affluent and emerging middle class population, with a 10.4% market share based on 2017 transaction value, according to CIC. We are also the 21st largest third-party wealth management services provider in China overall based on the same metric, according to the same source.

We provide wealth management services, corporate finance services and asset management services. Our largest business has been our wealth management services business. For the year ended June 30, 2017 and the year ended June 30, 2018, the aggregate transaction value of the wealth management products we distributed totaled RMB5.6 billion and RMB6.0 billion (US$0.9 billion), respectively. Under our wealth management services, we charge all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, and specifically, earn performance-based fees mainly from the issuers of the privately raised fund products that we distribute. In addition, we have a substantial corporate finance services business, under which we provide financing services to corporate borrowers, and generate revenue computed as a percentage of the amount financed. In April 2018, we commenced our asset management services business where we manage FoFs. Under this business, we are entitled to management fees amounting to a percentage of capital committed and a performance-based fees based on the extent of which the fund’s investment performance exceeds a certain threshold at the end of the contract term.

We have experienced significant growth in recent years. Our net revenues increased from RMB155.7 million for the year ended June 30, 2017 to RMB165.8 million (US$25.1 million) for the year ended June 30, 2018. Our net income increased from RMB39.6 million for the year ended June 30, 2017 to RMB63.6 million (US$9.6 million) for the year ended June 30, 2018.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting our results of operations include the following.

Effectiveness of our seed client model

To expand our business more quickly and efficiently, we have developed a sales model by collaborating with seed clients—existing clients who believe in our service capabilities—to actively market our products or services on social media platforms to their family, friends and acquaintances. Approximately 98% of our total sales for the year ended June 30, 2017 and all of our 2018 sales were generated by our seed clients. Therefore, the number of our seed clients and their ability to attract more potential clients are vital to the expansion of our business. We define seed clients who bring in at least one new registered user of our apps or one new client during any given period as active seed clients in that same period. Increases in the number of active seed clients and percentage of active seed clients to total seed clients indicate an improvement in sales performance of our seed clients and the expansion of our new client base. As of June 30, 2016, 2017 and 2018, the number of our seed clients increased from approximately 16,000 to 25,200 and further to 35,000. For the years ended June 30, 2017 and 2018, we had 25,014 and 33,922 active seed clients, respectively, accounting for 96.8% and 97.2% of the total seed clients for the same periods, respectively.

We expect that the number of seed clients, the number of active seed clients and the number of new clients brought in by seed clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network (including seed clients and branch offices) and the support services we provide. As we expand our coverage network and expand the team of our investment advisors who are responsible for providing support services to seed clients, we will increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of seed clients and new clients introduced by them.

Business Mix

Other than the wealth management services we provided since our inception, we commenced corporate finance services in January 2017 and asset management services in April 2018. From January 2017 to April 2018, we also provided information technology services to third parties. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

●	Wealth management services. The composition and level of revenues that we derive from wealth management services are affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can received from the wealth management products we distribute.

In particular, our online sold wealth management products primarily consist of (i) publicly raised fund products, (ii) exchange administered products and (iii) asset management plans. Due to the relatively low fee rate of publicly raised fund products as compared to privately raised fund products, we expect that revenue from such products to continue accounting for a small portion of our total net revenue. In order to increase revenue in our publicly raised fund products, we plan to develop and manage FoF type of products with performance fee-based structures. Since the end of 2017, as a result of the changing governmental regulatory environment to support industries in the “new economy” and consumption economy and disfavors leveraged financing, the number of real estate development financing type and governmental financial type exchange administered products decreased dramatically from December 2017 to April 2018 and adversely affected the transaction volume and revenue of our distribution services. From May 2018, in line with the new regulatory environment, we witnessed a substantial increase in the number of exchange administered products based on supply chain financing and micro- and small businesses working capital loans, which are primary product types we currently offer.

●	Corporate finance services. Under our corporate finance services business, we provide financing services to corporate borrowers, including product structure design, introduction of potential investors, compliance and risk management services. As we charge service fees equal to a percentage of total fund raised by taking into account of complexity of financing needs and designed structure, our revenue from corporate finance services depends on the transaction volume and may fluctuate among periods.

●	Asset management services. We began our asset management services by launching two FoF products. Currently, we are in the preparation of launching more FoFs and NPL funds. See “Business – Our Services – Asset Management Services”. Therefore, we estimate that our revenue from asset management services, as a percentage of total net revenue, to increase in the future.

●	Information technology services. Historically, we provided information technology services to third parties through our VIE, Puyi Bohui and charged our clients a one-time service fee. Since 2018, we have strategically transitioned Puyi Bohui’s function to one of IT support by shifting the focus of Puyi Bohui’s services to meet our internal needs. As a result, we expect that we will no longer generate revenue from such services starting from 2019.

Product Mix

Our largest business line is wealth management services, and a significant majority of our wealth management services revenue is derived from privately raised fund products. Currently in China, a product provider (i.e. a fund manager) of privately raised fund products is required to identify the sales model of its fund products as under either a direct sales model or distributions on a commission basis model at the time of filing details of the relevant fund product with the AMAC. The fund managers can select either one at their sole discretion and can change subsequently during the term of the relevant funds. See “Regulation – PRC Regulations Relating to Wealth Management Services – Privately Raised Funds”. The sale model chosen determines our fee structure. Under the direct sales model, fund managers bear all the costs and expenses in connection with the fund product distribution including the commissions paid to our seed clients. Accordingly, the revenue we generate from funds under direct sales are net of commission. For these funds, we recognize the distribution commission fees and performance-based fees we receive from fund managers as revenue, and no commissions are paid to seed clients by us or were recognized as cost of sales. In contrast, distributions on a commission basis refers to a gross commission model, where we are responsible for the commissions paid to seed clients. For gross-commission based funds, we recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales.

For the year ended June 30, 2018, one of our major product providers that previously elected to distribute under the gross-commission model subsequently changed its distribution model to net-commission based, which resulted in a significant increase in the number of our privately raised fund products distributed on a net-commission basis. As a result, our revenue from distribution of fund products under the net commission model increased significantly from RMB5.2 million for the year ended June 30, 2017 to RMB51.9 million (US$7.8 million) for the year ended June 30, 2018 while our revenue from distribution of fund products under the gross commission model decreased significantly from RMB80.5 million for the year ended June 30, 2017 to RMB36.9 million (US$5.6 million) for the year ended June 30, 2018. As a result of the foregoing, a significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin. Moreover, the fund manager can subsequently change the sales model during the term of relevant fund. Given that the selection of the sales model is at the sole discretion of the fund manager and is outside of our control, the respective proportion of products that we offer on a net-commission basis or a gross-commission basis may vary from year to year, which may lead to fluctuations in our net revenues, cost of sales and gross margin may change from time to time.

Operating Costs and Expenses

Our operating costs and expenses have a significant impact on our financial results. Total operating costs and expenses as a percentage of our revenue decreased from 69.7% for the year ended June 30, 2017 to 62.1% for the year June 30, 2018. Such decrease was primarily due to (i) a significant decrease in cost of sales of the operating costs and expenses for the year ended June 30, 2018; and (ii) an increase in net revenues from privately raised fund products for the year ended June 30, 2018, both of which were due to the significant increase in the number of privately raised funds distributed on net commission basis as discussed above. Additionally, we expect the continued expansion of our business operations, which would necessarily require us to hire additional personnel and expand our office space, to add to our overall expenses. Moreover, the cost associated with becoming a public company is expected to increase our cost level substantially.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues net of business taxes and related surcharges. Historically, we generated revenue primarily from (i) wealth management services, (ii) corporate finance services, (iii) asset management services, and (iv) information technology services. The table below sets forth the components of our net revenues for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)

Wealth management services	144,925	93.1	140,403	84.7	21,218
Corporate finance services	773	0.5	13,710	8.2	2,072
Asset management services	-	-	103	0.1	16
Information technology services	9,993	6.4	11,595	7.0	1,752
Total net revenues	155,691	100.0	165,811	100.0	25,058

Wealth Management Services

By revenue type

Our revenue from wealth management services primarily consists of commissions paid by wealth management product providers. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through our online platform or offline sales network, prorated by the actual period length of the product. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute, and to a lesser extent, subscription fees for our FoF products. Performance-based fees are calculated based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Performance-based fees are typically calculated and recognized at the end of each contract term when the cumulative return of the fund can be determined, and is not subject to clawback provision.

The following table sets forth the components of our revenue from wealth management services by fee type for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)

Distribution commissions	144,925	100.0	126,843	90.3	19,169
Performance-based fees	-	-	13,560	9.7	2,049

Total	144,925	100.0	140,403	100.0	21,218

By product type

Our wealth management products can be classified into wealth management products distributed online and wealth management products (i.e. privately raised fund products) distributed offline through our branch network. The following table sets forth the components of our revenue from wealth management services by product type for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)
Wealth management products distributed online
Publicly raised fund products	72	0.0	1,101	0.8	166
Exchange administered products	59,129	40.8	50,056	35.7	7,565
Asset management products	-	-	484	0.3	73
Subtotal	59,201	40.8	51,641	36.8	7,804
Wealth management products distributed offline	85,724	59.2	88,762	63.2	13,414
Total	144,925	100.0	140,403	100.0	21,218

The following table sets forth the transaction value of the different product categories under our wealth management services for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)
Wealth management products distributed online
Publicly raised fund products	12,688	0.2	257,292	4.3	38,883
Exchange administered products	3,248,621	57.7	1,919,486	31.8	290,080
Asset management plans	-	-	53,600	0.9	8,100
Subtotal	3,261,309	57.9	2,230,378	37.0	337,063
Wealth management products distributed offline
Net commission based funds	152,650	2.7	2,778,480	46.1	419,894
Gross commission based funds	2,220,750	39.4	1,018,010	16.9	153,845
Subtotal	2,373,400	42.1	3,796,490	63.0	573,739
Total	5,634,709	100.0	6,026,868	100.0	910,802

Our wealth management products distributed online include (i) publicly raised fund products, (ii) exchange administered products, and (iii) asset management plans. See “- Business – Our Services – Wealth Management Services”.

Net commission model vs. gross commission model

All of our wealth management products distributed offline through our branch network are privately raised fund products. Currently in China, a privately raised fund products provider is required to identify its fund products as under either a direct sales model or distribution on a commission based model at the time of filing details of the relevant fund products with the AMAC, which in turn determines the fee structure of privately raised funds distributed by us as either on a net-commission basis or a gross commission basis. Under the net commission model, the commissions paid to our seed clients are borne by providers of the fund products. For these funds, we recognize the distribution commission fees and performance-based fees we receive as revenue, and no commissions are paid to seed clients by us or recognized as cost of sales. In contrast, under the gross commission model, we are responsible for the commissions paid to seed clients. We recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales.

The following table sets forth the breakdown of revenue from wealth management products distributed offline by commission payment model for the periods indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)
Wealth management products distributed offline
Net commission based funds	5,212	3.6	51,866	36.9	7,838
Gross commission based funds	80,512	55.6	36,896	26.3	5,576
Total	85,724	59.2	88,762	63.2	13,414

Corporate Finance Services

Since January 2017, we have provided corporate finance services by assisting corporate borrowers in their fund raising efforts. Our corporate finance fee charged is generally a percentage of total fund raised by taking into account the complexity of financing needs and product structure. Major corporate borrowers we serve have included consumer finance providers and auto supply chain companies. For a description of the services we provided, see “Business—Our Services—Corporate Finance Services”.

The following table sets forth the components of our revenue from corporate finance services by customer and service type for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)

Auto supply chain service providers	773	100.0	7,692	56.1	1,162
Consumer finance provider	-	-	6,018	43.9	910
Total	773	100.0	13,710	100.0	2,072

Asset Management Services

Revenue under asset management services represents the management fees and carried interest from the funds that we manage. (The subscription fees we collect for the funds we manage are recorded as revenue under wealth management services. See “—Wealth Management Services—By revenue type”.) We currently manage two FoFs launched in April 2018. See “Business – Our Services – Asset Management Business”. As we plan to continue launching a number of new FoFs and NPL funds in the future, we expect that we will generate an increasing proportion of our revenue from asset management service business.

Information Technology Services

Historically, we collected services fees from the information technology services we provided through Puyi Bohui. The services fees were calculated based on the expected labor cost, project management services fee and a certain percentage of gross profit. Revenue from such services was recognized according to completion percentage plus total contract amount. Since 2018, we have strategically transitioned Puyi Bohui’s function to one of IT support by shifting the focus of Puyi Bohui’s services to meet our internal needs. As a result, we expect that we will no longer generate revenue from such services starting from 2019.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)

Cost of sales	53,397	49.2	28,825	27.9	4,356
Selling expenses	34,969	32.3	45,470	44.3	6,872
General and administrative	20,088	18.5	28,623	27.8	4,326
Total operating costs and expenses	108,454	100.0	102,918	100.0	15,554

Cost of Sales

Our cost of sales primarily consists of (i) commissions paid to third parties (i.e. our seed clients) on the gross-commission based funds we distribute (all of which are privately raised fund products) as well as on wealth management products distributed online; (ii) payment processing fees paid to third-parties payment platforms; and (iii) others (primarily consisting of fees and expenses paid to suppliers in relation to our IT services business).

The following table sets forth the components of our cost of sales for the period indicated.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)

Commission cost
Wealth management products distributed online	14,626	27.5	8,724	30.3	1,319
Gross-commission-based funds	28,517	53.3	10,099	35.0	1,526
Subtotal	43,143	80.8	18,823	65.3	2,845
Payment processing fees	6,291	11.8	3,343	11.6	504
Others	3,963	7.4	6,659	23.1	1,007
Total cost of sales	53,397	100.0	28,825	100.0	4,356

Selling Expenses

Selling expenses primarily consist of salaries and benefits of our investment advisors and other sales and marketing employees as well as marketing expenses for sales conferences and other promotional activities. We expect our selling expenses to increase in the near future as we intend to hire more investment advisors to support the expansion of our business.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries and benefits related to our management and administrative employees, (ii) office expenses, (iii) traveling expenses and (iv) amortization of our intangible assets such as software. In the short term, we expect our general and administrative expenses to increase as a result of expenses relating to this offering. In the longer term, we expect our general and administrative expenses to continue to increase in absolute terms as our business expands but remain relatively stable as a percentage of our net revenues.

Other income

Our other income primarily consists of (i) our investment income from wealth management products we purchased, (ii) interest income from commercial acceptance notes, (iii) interest income from a one-year loan to a real estate developing company with an annual interest rate of 10%, (iii) interest expenses in relation to the convertible bond issued in November 2014 with a principle amount of RMB51.3 million which was redeemed in November 2016, and (iv) grants from local government as incentives for high technology companies.

Income from continuing operations before income taxes and discontinued operations

As a result of the foregoing, we have income from continuing operations before income taxes and discontinued operations of RMB47.5 million and RMB71.9 million (US$10.9 million) for the year ended June 30, 2017 and 2018, respectively.

In December 2016, we disposed two subsidiaries to third parties for a total cash consideration of RMB57.7 million. We recognized a net loss of RMB8.6 million on such disposal, which was determined by the excess of the sales consideration over the net book value of the subsidiary at the time of disposal. These disposals were completed in December 2016.

Income Tax Expense

The Cayman Islands

Puyi Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

Puyi HK is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong.

PRC

The Group’s PRC subsidiary and VIEs incorporated in PRC are subject to Income Tax in the PRC. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a qualified High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, Puyi Bohui has made a 12.5% tax provision for its profits from January 1, 2017. Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi is qualified for west development taxation preference and is subject to an income tax rate for 15%. Our WFOE and other subsidiaries of our VIE are subject to a standard 25% EIT.

Critical Accounting Policies

Our consolidated financial statements include the financial statements of our Company, all our majority-owned subsidiaries and those VIEs of which we are the primary beneficiary, from the dates they were acquired or incorporated. We prepare consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for adopting any new or revised accounting standards. We have elected to opt in to such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay the adoption of the new or revised standard until private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial statements with any other public company that is either not an emerging growth company, or that is an emerging growth company that has opted out of using the extended transition period, because of the potential differences in accounting standards used.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Investments

We invest in debt securities and accounts for the investments based on the nature of the products invested, and our intent and ability to hold the investments to maturity.

Our investments in debt securities include asset management plans and bank financial products which have a stated maturity and normally pay a prospective fixed rate of return and secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises. We classify the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

We record investments in private equity funds, in which we act as a limited partner with insignificant equity interest, as long-term investments on the consolidated balance sheet under the cost method. Gains or losses are realized when such investments are sold. We review our investments except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and our intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

We recognize other-than-temporary impairment in earnings if it has the intent to sell the investments or if it is more-likely-than-not that it will be required to sell the investments before recovery of its amortized cost basis. Additionally, we evaluate expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and we determine the impairment to be other-than-temporary, we recognize an impairment loss based on the fair value of the investment. We have not recorded an other-than-temporary impairment for each of the years ended June 30, 2017 and 2018.

Revenue recognition

We generate revenues mainly from wealth management, corporate finance, asset management and information technology and others. We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of the related taxes and surcharges.

Wealth management

Revenue from wealth management mainly includes distribution commissions and performance-based fees, in a typical arrangement in which we serve as distributor.

Distribution commissions are primarily generated from (1) online distributions of financial products which include publicly raised fund products, exchange administered products and asset management plans, and (2) products distributed offline, (i.e. privately raised fund products). Performance-based fees are mainly attributable to the privately raised fund products distributed offline. Both types of revenue streams are paid by the corresponding financial product issuers.

Distribution commissions

We enter into distribution agreements with financial product issuers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through either online platform or offline sales network, prorated by the actual period length of the product.

We define the “establishment of a financial product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the product purchaser (the “investor”) has entered into a purchase or subscription contract with the relevant product issuer and the investor has transferred the subscription fund to an escrow account designated by the product issuer and (2) the product issuer has issued a formal notice to confirm the establishment of a financial product. Revenue is recorded upon the establishment of the financial products, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies.

Performance-based fees

We earn performance-based fees mainly from the issuers of the privately raised fund products that it distributes, which is dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically recognized and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. We did not recognize any performance-based income for the year ended June 30, 2017. We recognized performance-based income of RMB13.6 million (US$2.0 million) for year ended June 30, 2018.

Corporate finance

We provide comprehensive financing solutions to corporate borrowers, including financing structure design, reference of sources and/or channels of funding, financing compliance and risk management services. Revenue is recognized when the financing fund is transferred to the corporate borrower and is calculated based on certain percentage of the amount financed.

Asset management

Revenue from asset management service mainly includes management fees and performance-based fees, in a typical arrangement in which we serve as fund manager.

Management fees

Revenue from asset management services, includes management fee and performance-based fees from the privately raised funds managed by us. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon range up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based fees

We are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. We do not record any performance-based revenue until the end of the contract term. There is no carried interest revenue recorded by us for the years ended June 30, 2017 and 2018.

Information technology and others

Information technology and others mainly represents revenue from the technological support and system development services provided to third parties. The services contract pricing is based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue is recognized according to completion percentage and total contract amount upon the acceptance of the services confirmed by the customers.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	For the year ended June 30,
	2017		2018		2018
	RMB (in thousand)%		RMB (in thousand)%		US$ (in thousand)
			(combined)

Net revenues	155,691	100.0	165,811	100.0	25,058
Total operating costs and expenses	(108,454)	(69.7)	(102,918)	(62.1)	(15,554)
Income from operations	47,237	30.3	62,893	37.9	9,504
Other income, net:	298	0.2	8,985	5.4	1,358
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	47,535	30.5	71,878	43.3	10,862
Income tax expense	(7,641)	(4.9)	(8,261)	(5.0)	(1,248)
Net income from continuing operations	39,894	25.6	63,617	38.3	9,614
Net loss from discontinued operations, net of tax	(254)	0.2	-	-	-
Net income	39,640	25.5	63,617	38.3	9,614
less: net income (loss) attributable to non-controlling interests	1,827	1.2	(979)	0.6	(148)
Net income attributable to the Company’s shareholders	37,813	24.3	64,596	38.9	9,762

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

Net Revenues

Our net revenues increased by RMB10.1 million, or 6.5%, from RMB155.7 million for the year ended June 30, 2017 to RMB165.8 million (US$25.1 million) for the year ended June 30, 2018.

Wealth management services

Revenue from wealth management services decreased by RMB4.5 million, or 3.1%, from RMB144.9 million for the year ended June 30, 2017 to RMB140.4 million (US$21.2 million) for the year ended June 30, 2018.

●	Products distributed online. Our commissions from wealth management products distributed online decreased by RMB7.6 million, or 12.8%, from RMB59.2 million for the year ended June 30, 2017 to RMB51.6 million (US$7.8 million) for the year ended June 30, 2018, primarily due to a decrease in our commissions from exchange administered products. Such decrease, in turn, was primarily due to a significant decrease in the number of real estate development financing products and governmental financial products due to the changes in governmental regulatory environment. See “Business—Our Services—Wealth Management Services—Exchange administered products”.

●	Products distributed offline. Our revenue from wealth management products distributed offline increased by RMB3.1 million, or 3.5%, from RMB85.7 million for the year ended June 30, 2017 to RMB88.8 million (US$13.4 million) for the year ended June 30, 2018, primarily due to a significant increase of 60.0% in total transaction value in such products from RMB2.4 billion for the year ended June 30, 2017 to RMB3.8 billion (US$573.7 million) for the year ended June 30, 2018. Such increase was due to a significant increase in the transaction value of net-commission based products as one of our major product providers that previously elected to distribute under the gross-commission model subsequently changed its distribution model to net-commission based. However, the increase in our revenue from privately raised funds we distributed was partially offset by changes in the proportion of net-commission based funds vis-a-vis gross-commission based funds. As we do not bear the commissions to seed clients of net commission-based funds, the commission rate range of net-commission based funds is typically lower than that of gross-commission based funds. As a result, any changes in the absolute transaction value of net-commission based funds have less impact on net revenue from net-commission based funds as opposed to gross-commission based funds. As the transaction value of net-commission-based funds, as a percentage of total transaction value of privately raised funds, increased significantly from 6.6% for the year ended June 30, 2017 to 74.6% for the year ended June 30, 2018, our revenue from privately raised funds increased at a lower rate than total transaction value of our privately raised funds.

Corporate finance services

Our revenue from corporate finance services increased significantly from RMB0.8 million for the year ended June 30, 2017 to RMB13.7 million (US$2.1 million) for the year ended June 30, 2018, primarily reflecting the ramping up in demand for such services, which we began offering in January 2017.

Asset management services

We commenced our asset management services by launching two FoFs under our management in April 2018. Accordingly, we recorded RMB0.1 million (US$16,000) for the year ended June 30, 2018 in revenue from such services.

Information technology services

Our revenue from information technology services increased by RMB1.6 million, or 18.3% from RMB10.0 million for the year ended June 30, 2017 to RMB11.6 million (US$1.8 million) for the year ended June 30, 2018. We began winding down our IT services business in the first half of 2018. See “—Key Components of Results of Operations—Net Revenues—Information Technology Services” and—Major Factors Affecting Our Results of Operations—business Mix.”

Operating Costs and Expenses

Our total operating costs and expenses decreased by RMB5.5 million, or 5.1%, from RMB108.5 million for the year ended June 30, 2017 to RMB102.9 million (US$15.6 million) for the year ended June 30, 2018.

Our cost of sales decreased by RMB24.6 million, or 46.0%, from RMB53.4 million for the year ended June 30, 2017 to RMB28.8 million (US$4.4 million) as of June 30, 2018, primarily due to (i) a RMB18.5 million decrease in our commission cost from offline distributed wealth management products as an increasing proportion of our privately-raised fund products were on a net-commission basis as opposed to a gross-commission basis, where we did recognize the commissions to our clients as cost of sales; and (ii) a RMB5.9 million decrease in our online commission cost, which reflected a decrease in transaction value from exchange administered products. Our cost of sales as a percentage of net revenues decreased from 34.3% for the year ended June 30, 2017 to 17.4% for the year ended June 30, 2018. Our gross profit (calculated as the difference between net revenues and the cost of sales divided by the cost of sales) increased from 67.5% for the year ended June 30, 2017 to 82.6% for the year ended June 30, 2018. Such changes were primarily due to (i) a significant decrease in cost of sales of the operating costs and expenses for the year ended June 30, 2018; and (ii) an increase in net revenues from privately raised fund products for the year ended June 30, 2018, both of which were due to the significant increase in the number of privately raised funds distributed on a net commission basis as discussed above.

Our selling expenses increased by RMB10.5 million, or 30.0% from RMB35.0 million for the year ended June 30, 2017 to RMB45.5 million (US$6.9 million) for the year ended June 30, 2018, primarily due to an increase in hiring of new investment advisors as we expanded our branch network. Our selling expenses as a percentage of net revenues was 22.5% for the year ended June 30, 2017 and 27.4% for the year ended June 30, 2018.

Our general and administrative expenses increased by RMB8.5 million or 42.5%, from RMB20.1 million for the year ended June 30, 2017 to RMB28.6 million (US$4.3 million) as of June 30, 2018, primarily due to an increase in the number of our employees and a general increase in their compensation level. Our general and administrative expenses as a percentage of net revenues was 12.9% for the year ended June 30, 2017 and 17.3% for the year ended June 30, 2018.

Investment Income

Our investment income increased significantly from RMB1.7 million for the year ended June 30, 2017 to RMB5.1 million (US$0.8 million) for the year ended June 30, 2018, primarily due to (i) an increase of RMB2.1 million in our income from investment in exchange administered products and asset management products that we distribute, and (ii) an increase of RMB0.9 million in our income from our investment in the short-term wealth management products issued by banks.

Interest Income

Our interest income increased significantly from RMB51,000 for the year ended June 30, 2017 to RMB3.6 million (US$0.6 million) for the year ended June 30, 2018, primarily due to (i) an interest income of RMB1.4 million from the loan provided to a real estate developing company for the year ended June 30, 2018, and (ii) an interest income of RMB1.6 million from endorsement of commercial acceptance notes for the year ended June 30, 2018.

Interest Expenses

We incurred an interest expense of RMB2.3 million for the year ended June 30, 2017, which was primarily in relation to redemption in November 2016 of the convertible bond issued in November 2014 with a principle amount of RMB51.3 million.

Income Tax Expense

Income tax expense increased by RMB0.7 million, or 8.1% from RMB7.6 million for the year ended June 30, 2017 to RMB8.3 million (US$1.3 million) for the year ended June 30, 2018, primarily due to our business expansion. Our effective tax rate remained relatively stable at 16.1% in the year ended June 30, 2017 and 11.5% in the year ended June 30, 2018.

Net Income

As a result of the foregoing, our net income increased by RMB24.0 million, or 60.6% from RMB39.6 million for the year ended June 30, 2017 to RMB63.6 million (US$9.6 million) for the year ended June 30, 2018.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our combined statement of financial position as of June 30, 2017 and 2018. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined)
	(in thousand)
ASSETS:
Current assets
Cash and cash equivalents	55,196	103,228	15,600
Restricted cash	1,841	8,772	1,326
Accounts receivable, net	23,116	30,757	4,648
Short-term investments	14,243	5,010	757
Commercial acceptance notes	-	10,642	1,608
Other receivables	4,831	5,729	866
Short-term loans receivable	-	50,356	7,610
Amount due from related parties	85,900	80	12
Total current assets	185,127	214,574	32,427

Long-term investments	-	5,000	756
Property and equipment, net	1,021	890	135
Intangible assets, net	1,503	700	106
Long-term prepayments	-	461	70
Deferred tax assets	4,012	4,241	640
Total assets	191,663	225,866	34,134

LIABILITIES:
Current liabilities
Commission payable	13,133	3,677	556
Investors’ deposit	1,841	8,772	1,326
Other payables and accrued expenses	7,752	6,129	926
Due to shareholder for acquisition of subsidiaries	-	2,116	320
Income taxes payable	1,687	2,820	426
Other tax liabilities	8,700	8,700	1,315
Total current liabilities	33,113	32,214	4,869
Total liabilities	33,113	32,214	4,869

Accounts Receivable, Net

Accounts receivable primarily relate to the amount that we earned from our wealth management services and asset management services. Our accounts receivable increased by RMB7.6 million, or 33.1% from RMB23.1 million as of June 30, 2017 to RMB30.8 million (US$4.6 million) as of June 30, 2018, primarily due to an increase in the commissions receivable from our products providers, which in turn reflected the payment schedule of our contracts with them.

Short-term Investments

Our short-term investments primarily consist of our investments in debt securities including (i) asset management plans, (ii) bank financial products, and (iii) secondary market equity fund products. Our short-term investments decreased by RMB9.2 million, or 64.8% from RMB14.2 million as of June 30, 2017 to RMB5.0 million (US$0.8 million) as of June 30, 2018, primarily due to a shift in our investment strategy to invest in commercial acceptance notes and private equity funds as a limited partner.

Commercial Acceptance Notes

On May 18, 2018, we purchased commercial acceptance notes with a principal amount of RMB11.4 million at an annual discount rate of 8.50%. As of June 30, 2018, the carried amount of such notes was RMB10.6 million (US$1.6 million), which represented the principal amount less the amount of discount that has been amortized as interest income as of that date.

Short-term Loans Receivable

As of June 30, 2018, our short-term loans receivable primarily consist of a loan of RMB50.0 million to a real estate development company for one year from June 5, 2018 to June 4, 2019, with an annual interest of 10%. In July 2018, such loan was fully repaid.

Commission Payable

Commission payable primarily consists of commissions due to our seed clients. Our commission payable decreased by RMB9.5 million, or 72.0%, from RMB13.1 million as of June 30, 2017 to RMB3.7 million (US$0.6 million) as of June 30, 2018, primarily due to a decrease in the commissions in relation to the offline distributed privately-raised fund products as an increasing proportion of such products were registered as net-commission based funds as opposed to gross-commission based funds for the year ended June 30, 2018.

Investors’ Deposit

Investors’ deposit primarily consists of the uninvested cash balances that are temporarily deposited in our bank account of the investors of publicly raised fund products. The investors’ deposit increased significantly by RMB6.9 million from RMB1.8 million as of June 30, 2017 to RMB8.8 million (US$1.3 million) as of June 30, 2018, primarily due to a significant increase in the transaction value of the publicly raised fund products that we distributed.

Other Payables and Accrued Expenses

The following table sets forth the components of our other payables and accrued expenses as of the date indicated.

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(combined)
	(in thousand)

Payroll payable	3,507	3,229	488
Promotion expense received from issuers in advance	1,473	-	-
Value-added tax	1,589	1,900	287
Individual income tax	482	479	72
Other miscellaneous taxes	75	143	22
Others	626	378	57
Other payables and accrued expenses	7,752	6,129	926

Our other payables and accrued expenses decreased by RMB1.6 million, or 20.9% from RMB7.8 million as of June 30, 2017 to RMB6.1 million (US$0.9 million) as of June 30, 2018, primarily due to a decrease in promotion expense received from issuers in advance from RMB1.5 million as of June 30, 2017 to nil as of June 30, 2018, as we discontinued the promotional activities in the year ended June 30, 2018 as demand for our products increased.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities. Our principal uses of cash for the years ended June 30, 2017 and 2018 were for operating activities, primarily including employee compensation and rental expenses. As of June 30, 2017 and 2018, we had cash and cash equivalents, and restricted cash of RMB57.0 million and RMB112.0 million (US$16.9 million), respectively. As of June 30, 2018, we had no bank borrowings.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entity, we only have access to cash balances or future earnings of our consolidated variable interest entity through our contractual arrangements with our variable interest entity. See “Corporate History and Structure”. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure” below.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the period indicated.

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities:	(23,069)	44,916	6,788
Net cash provided by investing activities	21,074	10,047	1,518
Net cash used in financing activities	(26,194)	-	-
Net (decrease) increase in cash and cash equivalents, and restricted cash	(28,189)	54,963	8,306
Cash and cash equivalents and restricted cash at beginning of year	85,226	57,037	8,620
Cash and, cash equivalents and restricted cash at end of year	57,037	112,000	16,926

Operating Activities

Net cash generated from operating activities for the year ended June 30, 2018 was RMB44.9 million (US$6.8 million). This reflected the net income of RMB63.6 million (US$9.6 million), as adjusted for non-cash items primarily including (i) investment income of RMB5.1 million (US$0.8 million), (ii) interest income of RMB3.6 million (US$0.6 million), and (iii) amortization of intangible assets of RMB1.3 million (US$0.2 million). This amount was further adjusted by negative changes in working capital including: (i) a decrease in accounts payable of RMB9.5 million, primarily due to an decrease in the distribution commissions payables in relation to an decrease in the sales of exchange administered products and gross commission based funds, and (ii) an increase in accounts receivables of RMB7.6 million, reflecting our business expansion; partially offset by an increase in other payables and accrued expenses of RMB5.3 million, primarily due to an increased in accrued payroll, which in turn reflected our business expansion.

Net cash used in operating activities for the year ended June 30, 2017 was RMB23.1 million. This reflected the net income of RMB39.6 million, as adjusted for non-cash items primarily including (i) loss on disposal of Puyi Asset Management (Beijing) Co., Ltd. (普益资产管理 (北京) 有限公司) and Shenzhen Puyi Panshi Asset Management Co., Ltd. (深圳普益磐石资产管理有限公司) of RMB8.6 million, (ii) uncertainty tax provision of RMB2.0 million and amortization of intangible assets of RMB1.2 million; and (iii) investment income of RMB1.7 million. This amount was further adjusted by negative changes in working capital including (i) a decrease in other payables and accrued expenses of RMB201.3 million, irrelevant to borrowing from 3rd party; mostly related to disposal of subsidiary, and (ii) an increase in accounts receivables of RMB20.4 million, primarily due to an increase in receivables in relation to the distribution of privately raised fund products; partially offset by a decrease in other receivables of RMB139.5 million. The decrease in other payables and accrued expenses as well as in other receivables for that year was primarily due to the disposal of the two above-mentioned subsidiaries.

Investing Activities

Net cash provided by investing activities for the year ended June 30, 2018 was RMB10.0 million (US$1.5 million), primarily attributable to (i) proceeds from disposal of short term investments of RMB1,100.6million (US$166.3 million) in connection with our investments in asset management plans, and (ii) repayment of short-term loans made to related parties of RMB85.8 million; partially offset by purchase of short term investment of RMB1,094.9 million (US$165.5 million).

Net cash provided by investing activities for the year ended June 30, 2017 was RMB21.1 million primarily attributable to (i) proceeds from disposal of short term investments of RMB223.7 million in connection with our investments in asset management plans and bank financial products, and (ii) the disposal of Puyi Asset Management (Beijing) Co., Ltd. (普益资产管理 (北京) 有限公司) and Shenzhen Puyi Panshi Asset Management Co., Ltd. (深圳普益磐石资产管理有限公司) in the amount of RMB56.0 million; partially offset by (i) purchase of short term investment of RMB195.4 million, and (ii) short-term loans of RMB74.7 million provided to related parties.

Financing Activities

Net cash used in financing activities for the year ended June 30, 2017 was RMB26.2 million. It reflects the repayment of the convertible bond that we issued in November 2014 in the amount of RMB56.2 million, which was offset by capital injection of RMB30 million made to Puyi Asset Management.

We did not have any cash inflow or outflow due to financing activities for the year ended June 30, 2018.

Capital Expenditures

We made capital expenditures of RMB0.7 million and RMB6.4 million (US$1.0 million) for the years ended June 30, 2017 and 2018, respectively, which were primarily related to our long-term receivables, deferred income tax assets, and purchase of office equipment and software.

Contractual Obligations and Commitments

We have several non-cancelable operating leases, primarily for our office premises.

The following table sets forth our minimum future commitments under non-cancelable operating lease agreements as of June 30, 2018:

	Minimum Lease Payment	Minimum Lease Payment
	RMB	US$
	(in thousands)
Year ending June 30:
2019	4,343	656
2020	3,033	458
2021	2,182	330
2022	1,680	254
2023	1,489	225
After 2023	789	120
Total	13,516	2,043

Holding Company Structure

Puyi, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiary, our consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiary. If our wholly owned subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiary and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly owned subsidiary in China to its business development and do not plan to request dividend distributions from such subsidiary.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Risks in relation to the VIE structure

We believe that the contractual arrangements with our VIE and the respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of our PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between our PRC subsidiary and VIE;

●	limit our business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which our PRC subsidiary and VIE may not be able to comply;

●	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit our use of the proceeds of the additional public offering to finance our business and operations in China.

Our ability to conduct its asset management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over the VIE and their respective shareholders and we may lose the ability to receive economic benefits from the VIE. We, however, do not believe such actions would result in the liquidation or dissolution of our Company, our PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of our Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. We cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of us or that conflicts of interests will be resolved in our favor. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of VIE, on the one hand, and as beneficial owners and directors of our Company, on the other hand. We believe the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide us with a mechanism to remove the current shareholders of VIE should they act to the detriment of our Company. We rely on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of our Company. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of VIE, we would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on our consolidated balance sheets and sales, expense, net income presented on Consolidated Statement of Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of our VIE Puyi Bohui, and its subsidiaries. The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements as of June 30, 2017 and 2018 and for the years ended June 30, 2017 and 2018.

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
		(in thousands)

Total assets	191,663	225,866	34,134
Total liabilities	33,113	32,214	4,869

	For the year ended June 30,
	2017	2018	2018
	RMB	RMB	US$

Net revenues	155,691	165,811	25,058
Net income	39,640	63,617	9,614

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	For the year ended June 30,
	2017	% of net revenues	2018	2018	% of net revenues
	RMB (in thousands)		RMB (in thousands)	US$ (in thousands)
Company A	42,618	27.4%	*	*	*
Company B	40,125	25.8%	*	*	*
Company C	32,844	21.1%	47,856	7,232	28.9%
Company D	*	*	44,452	6,718	26.8%
Company E	*	*	27,855	4,210	16.8%
	115,587	74.3%	120,163	18,160	72.5%

* represented less than 10% of total net revenues for the fiscal year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of June 30,
	2017	%	2018	2018	%
	RMB (in thousands)		RMB (in thousands)	US$ (in thousands)
Company C	4,292	18.6%	27,633	4,176	89.8%
Company E	8,273	35.8%	*	*	*
Company A	5,881	25.4%	*	*	*
	18,446	79.8%	27,633	4,176	89.8%

* represented less than 10% of account receivables as of the year end.

Our Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

Our Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of and for the years ended June 30, 2017 and 2018. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we will be required to do once we become a public company and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weakness, we have taken certain steps and plan to continue to take measures to strengthen our internal control over financial reporting. We have sent our finance personnel to attend external U.S. GAAP training courses organized by professional financial advisory firms, and are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements. Furthermore, we plan to implement the following measures: (i) establish a separate department which will be responsible for the reporting process; (ii) further streamline our reporting process to support our business development as necessary; and (iii) engage professional financial advisory firms if necessary to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weakness identified in our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). These new standards will identify performance obligations and narrow aspects on achieving core principle. We are currently evaluating the impact the adoption of this guidance may have on its financial statements, including with respect to the timing of the recognition of carried interest. We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, we will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The management has not yet selected a transition method. We anticipate adopting this new guidance on July 1, 2019, and plans on giving additional updates on its progress and further conclusions.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. In addition, according to ASU No. 2016-01, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. For equity investments without readily determinable fair values, the cost method is also eliminated. However, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying value of the equity investments in current earnings. This election only applies to equity investments that do not qualify for the net asset value practical expedient. The impairment model for equity investments subject to this election is a single-step model. Under the single-step model, an entity is required to perform a qualitative assessment each reporting period to identify impairment. When a qualitative assessment indicates an impairment exists, the entity would estimate the fair value of the investment and recognize in current earnings an impairment loss equal to the difference between the fair value and the carrying amount of the equity investment. The measurement alternative may be elected separately on an investment by investment basis for each equity investment without a readily determinable fair value. Once elected, it should be applied consistently as long as the investment meets the qualifying criteria.

The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For non-public business entities, early adoption is not permitted. We are currently evaluating the impact of adopting ASU No. 2016-01 on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regard to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are still in the process of analyzing the impact of adoption of this guidance on the consolidated financial statement.

In February 2017, the FASB issued ASU No. 2017-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2017, the FASB issued ASU 2017-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

INDUSTRY

China’s Wealth Management Services Market

According to CIC, wealth management services in China refer to a combination of distribution of wealth management products and provision of more personalized financial planning services to population with investable assets. The total population with investable assets increased from approximately 994.9 million in 2013 to approximately 1,030.0 million in 2017, and is expected to further increase to 1,085.0 million by 2022. The total private wealth held by such population in terms of investable assets increased from approximately RMB91.0 trillion (US$13.8 trillion) in 2013 to approximately RMB188.4 trillion (US$28.5 trillion) in 2017, and is expected to further increase to RMB321.8 trillion (US$48.6 trillion) in 2022. Despite the vast private wealth, as measured by AUM, the current penetration rate of wealth management services in such population segments in China is only less than 25%, which is significantly lower than 50% in the United States.

The wealth management services market in China is at an early stage of development and is currently highly fragmented. Major types of service providers include (i) commercial banks; (ii) non-bank traditional financial institutions, or non-bank TFI, such as securities firms, fund managers and insurance companies with internal sales capabilities; (iii) online-based service providers; and (iv) third-party wealth management service providers that are not associated with financial institutions. The following graph shows the historical and forecast wealth management service market size in China by service provider type:

US$ billion
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Banks
Non-bank TFIs
Online-based Service Providers and other Non-TFIs
Third-party Wealth Management Service Providers
2013: 2,061; 1,548; 317; 120; 76
2014: 3,071; 2,270; 484; 195; 122
2015: 4,760; 3,551; 756; 280; 173
2016: 6,060; 4,390; 1,028; 399; 243
2017: 6,710; 4,464; 1,341; 557; 348
2018E: 7,798; 5,223; 1,462; 668; 445
2019E: 9,033; 6,064; 1,583; 809; 577
2020E: 10,419; 6,992; 1,700; 976; 751
2021E: 11,993; 8,006; 1,819; 1,183; 984
2022E: 13,669; 9,062; 1,936; 1,401; 1,270
CAGR
2013-17 | 2017-22E
34.3% | 15.3%
30.3% | 15.2%
43.4% | 7.6%
46.8% | 20.3%
46.0% | 29.6%
TPWM Penetration Rate
3.7% 4.0% 3.6% 4.0% 5.2% 5.7% 6.4% 7.2% 8.2% 9.3%

Note: TPWM (Third-party wealth management firms) refer to companies that are engaged to manage the asset to achieve the value maintenance and appreciation of the affluent clients through providing at least three regulated and legitimate financial products such as fixed income products, publicly raised fund and privately raised fund, etc.

Source: China Insights Consultancy

Mass Affluent and Emerging Middle Class Population in China

Size of Population and Investable Assets

China’s population can be categorized into four segments in terms of amount of investable assets: (i) the high net worth individual population (i.e. those with investable assets above RMB6 million (US$1 million), or HNWI; (ii) the mass affluent population (i.e. those with investable assets of between RMB600,000 (US$100,000) to RMB6 million (US$1 million), or MA; (iii) the emerging middle class population (i.e. those with investable assets of between RMB30,000 (US$5,000) to RMB600,000 (US$100,000), or EMC; and (iv) the mass population (i.e. those with investable assets of less than RMB30,000 (US$5,000). “Investable assets” is defined to include cash, deposits, stocks, funds, bonds, insurance and other financial products as well as investment property excluding their primary residence.

Driven by China’s economic growth and accelerated urbanization rates, the aggregate population of China’s mass affluent and emerging middle class segments has grown rapidly, increasing from 403.7 million in 2013 to 502.0 million in 2017 and is expected to further increase to 642.9 million in 2022, while the percentage of the total population with investable assets increased from 40.6% in 2013 to 48.7% in 2017, and is expected to reach 59.3% in 2022. The amount of investable assets held by such population segments increased from RMB58.2 trillion (US$8.8 trillion) in 2013 to RMB115.3 trillion (US$17.4 trillion) in 2017, and is expected to further increase to RMB192.1 trillion (US$29.0 trillion) in 2022. The following graphs show the historical and forecast growth of personal investable assets and population by segment for the period indicated.

Source: China Insights Consultancy

Investment Preference

According to CIC, the mass affluent and emerging middle class population segments are generally more risk adverse than the high net worth population but is able to tolerate a manageable level of risk, and many in these segments of the population do not have significant investment experience and lack of the knowledge to identify and select suitable products on their own. Historically, these segments primarily allocated their investable assets to cash and deposits as well as investment properties, which collectively accounted for approximately 67% of their total investments in 2013. In light of the relatively low interest rates and tightened regulatory restrictions on property investments in China, the mass affluent and emerging middle class population segments have become increasingly receptive to diversified and balanced asset allocation with increasing investments in wealth management products. The following graph shows the assets allocation of mass affluent and emerging middle class population by product type of wealth management products in 2017.

Source: China Insights Consultancy

Among the various types of wealth management products, currently the mass affluent and emerging middle class population segments in China prefer fixed income products and publicly raised fund products. According to CIC, more than 60% and more than 30% of the emerging middle class population purchased fixed income products and publicly raised fund products in 2017, and more than 25% of their purchased fixed income products were distributed by banks with implicit guaranteed returns. In addition, more than 75% and more than 70% of the mass affluent population purchased publicly raised fund products and fixed income products, respectively, of which more than 15% and more than 80% were distributed by banks. However, due to the release of the 2018 Guidelines, wealth management products bank issued and distributed especially fixed income products with guaranteed returns have gradually declined. With the increasing supply of more diversified and market-based products, it is expected that the purchases in such products, such as privately raised funds, would increase.

Wealth Management Services Market for China’s Mass Affluent and Emerging Middle Class

According to CIC, the market size of China’s wealth management services for mass affluent and emerging middle class population segments in terms of transaction value increased from RMB7.8 trillion (US$1.2 trillion) in 2013 to RMB25.2 trillion (US$3.8 trillion) in 2017, with a CAGR of 34.2%, and is expected to further increase to approximately RMB47.3 trillion (US$7.1 trillion) by 2022, or a CAGR of 13.4% from 2017 to 2022. All the major types of wealth management services providers have client coverage within such population segments.

In terms of sales capabilities, products offerings and services capabilities serving the mass affluent and emerging middle class population segments, the differences among these service providers are illustrated below:

Source: China Insights Consultancy

The following is a brief analysis of the advantages and disadvantages of each type of wealth management service providers:

●	Commercial banks. Generally, commercial banks in China have advantages in terms of branch network and full license coverage for distribution. However, the banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management service; therefore they typically do not offer personalized services and lack the independence in providing investment advice.

●	Online-based service providers. Online-based service providers can attract a large client base through their online platforms. However, because they mainly provide automated recommendation and trading services, online-based service providers generally do not offer extensive personalized services that many investors need.

●	Non-bank traditional financial institutions. Non-bank traditional financial institutions such as brokerages, trust companies and insurance companies have advantages on specific product types, particularly product types that they themselves have developed and manage (e.g. trust plans for trust companies). However, they are disadvantaged in terms of product choices, branch network and comprehensive client services, and more and more cooperate with banks and third-party wealth management service providers to distribute their products.

Compared with these three types of service providers, third-party wealth management institutions generally have advantages in terms of service capabilities in addition to comprehensive product offering. As a result, third-party wealth management services providers are expected to experience significant growth in China’s wealth management services market for mass affluent and emerging middle class population segments in the future.

Third-Party Wealth Management Services Market for Mass Affluent and Emerging Middle Class in China

According to CIC, the third-party wealth management services market for the mass affluent and emerging middle class population segments in China is currently at an early stage of development. China’s market for such services reached RMB879.4 billion (US$132.9 billion) in 2017 in terms of transaction value, and as measured by population, these segments covering less than 10% of the total third-party wealth management services market. The mass affluent and emerging middle class population experienced a CAGR of 42.8% from 2013 to 2017 in terms of transaction value, and is expected to reach RMB2,709.6 billion (US$409.5 billion) in 2022, representing a CAGR of 25.2% from 2017 to 2022, according to the same source. The following graph shows the historical and forecast market size of the third-party wealth management services market for the mass affluent and emerging middle class population segments in China:

US$ Billion
Mass affluent
Emerging middle class
CAGR
2013-2017
2017-2022E
42.8%
25.2%
47.4%
29.2%
38.9%
20.7%
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
31.9
14.1
17.8
49.4
23.2
26.2
67.6
33.6
34.0
95.0
46.2
48.8
132.9
66.6
66.2
162.5
84.0
78.5
199.8
106.1
93.7
250.7
138.9
111.8
322.1
184.8
137.4
409.5
239.6
169.9
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E

Source: China Insights Consultancy

Market Trends and Drivers

According to CIC, key market trends and drivers in third-party wealth management services market for mass affluent and emerging middle class population segments include the following:

●	Strengthening supervision of commercial banks. The continuous strengthening supervision of the banking industry in China is conducive to the development of third-party wealth management market. In April 2018, China’s banking and securities regulators jointly released the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, which aimed at reining in the banks’ supply of off-balance sheet wealth management products and at breaking traditional implicit guarantees of repayment on wealth management products. Such regulation is expected to drive the development of a truly market-based wealth management products and services market.

●	Increasing supply of diversified and market-oriented products. Since the release of the 2018 Guidelines, the number of new products issued by banks declined by 17.0%, and the number of new products offering guaranteed returns declined by 5.3% from March 2018 to June 2018. CIC expects that the shortage of bank-distributed wealth management products will be filled by more diversified and market-oriented products. Because China’s large mass affluent and emerging middle class population historically has primarily purchased products with guaranteed returns distributed by banks, and because a large segment of such population lacks the knowledge and experience to select alternative investment products, the need for third-party wealth management services is expected to be substantial.

●	Changes in assets allocation and investment preference. The ratio of household savings deposit growth to disposable income decreased from 25.4% in 2012 to 12.7% in 2017, indicating that Chinese people are less willing to keep disposable income as savings. The total scale of investable assets held by individuals in China amounted to RMB188.1 trillion (US$28.4 trillion) in 2017, twice the amount held in 2013. Considering the implications of recent regulations such as the 2018 Guidelines, investors are expected to increasingly invest in market-oriented products, leading to increasing need for professional services.

●	Increasing complexity of the market. China’s financial market is offering a more diverse range of investment products and the market is becoming increasingly complex. It is increasingly difficult for individuals to accurately capture market dynamics and gain insights into market investment opportunities. At the same time, it is difficult for individual investors to have sufficient financial knowledge to conduct detailed investigations to determine higher-yielding products. As a result, it is expected that China’s individual investors will increasingly rely on professional advisors for investment advice.

Entry Barriers and Success Factors

According to the CIC Report, entry barriers and success factors to the success of third-party wealth management service providers for mass affluent and emerging middle class population in China include:

●	Fund distribution license. China’s wealth management industry is under highly rigorous government supervision. Non-financial institutions that do not hold fund distribution licenses will not be able to conduct fund-based sales. From 2012, the regulatory authorities gradually opened up the application of fund distribution licenses to third parties. Before that, except of the direct sales of fund companies, domestic fund-based sales qualifications were mainly hold by financial institutions such as banks and a part of brokers. While after September 2016, the issuance of domestic third-party fund distribution licenses has almost stagnated. From September 2016 to June 2018, only three non-financial institutions obtained new fund distribution licenses. Therefore, it can be considered that in the future, wealth management companies holding fund distribution licenses will gradually become the engine of wealth management market growth.

●	High quality and comprehensive product portfolio offerings. Third-party wealth management service providers with high quality products and comprehensive service offerings are able to address various types of clients’ investment needs and build continuing relationships with clients. Currently, the industry is still in the initial stage of product sales, with limited high quality product types and serious homogenized competition. It is becoming increasingly important for wealth management service providers not to provide a simple open platform or fund supermarket, but to fully combine its resource endowments in the investment banking and trading markets to design differentiated products and meet the investment and financing needs of clients. Furthermore, with limited high-quality financial products on the market, having the ability to acquire such products is expected to be critical to success.

●	Sales network coverage across China. China’s mass affluent and emerging middle class people are widely distributed in various provinces and cities across the country, which requires wealth management services providers to engage a nationwide sales network for establishing and expanding the client base. As individuals in these two population segments generally prefer face-to-face interaction, branch network, wealth management service providers need to have outlets across the country. In addition, to further tab the vast market, online-based channels become a promising choice. Building a comprehensive sales network with both offline branches and online channels requires substantial investments in time and capital, which represents a significant entry barrier to new market entrants.

●	Ability to provide personalized services. The ability to identify and validate certificated clients is difficult to all of the third-party wealth management institutions, especially for the mass affluent and emerging middle class population, in addition to the general demand for capital preservation, clients also need personalized financial services, including customized wealth management products, financing needs, and cross-market transactions. These services can bring in much greater and more diverse revenue than traditional management fees. Therefore, securing the promising clients is the best way to secure success.

Competitive Landscape

According to CIC, in 2017, Puyi ranked 21st among all the third-party wealth management service providers with a fund distribution license, with total transaction value of RMB6.2 billion (US$0.9 billion). Companies that ranked 21st to 50th form a market segment that specifically targets the mass affluent and emerging middle class population segments with market size of approximately RMB600.0 billion(US$90.7 billion), and Puyi was the largest third-party wealth management service provider in this market segment, with a market share of approximately 10.4%. At the same time, Puyi is also extending its target client base to high net worth individuals. The following chart shows competitive landscape of third-party wealth management service market in China in 2017:

| Rank | Company | Company Profile | Aggregate Transaction Value (US$ billion) | Branches | WM Agents | Target Customers | Market Share** |
|---|---|---|---|---|---|---|---|
| 1 | Company A | Company A, founded in China in 2011, is a leading TPWM firm providing HNWIs with wealth management services including fund sales and family office, etc. | 25.69 | ~170 | ~2,200 | HNWI | na |
| 2 | Company B | Company B, founded in China in 2003 and listed in the US market, is a leading TPWM firm providing HNWIs with comprehensive wealth management services. | 18.13 | ~240 | ~1,500 | HNWI | na |
| | | | | | | | Market share of top 1-10*: ~66% |
| 11 | Company C | Company C, founded in China in 2010 and listed in the US market, is a leading TPWM firm providing HNWIs with comprehensive wealth management services. | 8.21 | ~70 | ~710 | HNWI | na |
| 12 | Company D | Company D, founded in China in 2003, is a TPWM firm providing HNWIs with wealth management services including fund sales and family office, etc. | 6.82 | ~130 | ~2,100 | HNWI | na |
| | | | | | | | Market share of top 11-20*: ~28% |
| 21 | The company | | 0.94 | ~26 | ~100 | MA&EMC | ~10.4% |
| 22 | Company E | Company E, founded in China in 2007, is a TPWM firm providing MA and EMC population segments with wealth management services. | 0.87 | ~40 | ~520 | MA&EMC | ~9.6% |
| 23 | Company F | Company F, founded in China in 2012, is a TPWM firm providing MA and EMC population segments with asset management services. | 0.71 | ~20 | ~110 | MA&EMC | ~7.8% |
| 24 | Company G | Company G, founded in China in 2011, is a TPWM firm providing MA and EMC population segments with wealth management services. | 0.38 | ~20 | ~300 | MA&EMC | ~4.1% |
| 25 | Company H | Company H, founded in China 2013, is a TPWM firm providing MA and EMC population segments with wealth management services. | 0.33 | ~15 | ~150 | MA&EMC | ~3.7% |
| | | | | | | | Market share of top 21-50*: ~6% |

* *Market share of the total TPWM market*

** *Market share of the MA&EMC segments of TPWM market*

Source: China Insights Consultancy

China’s Corporate Finance Services

Corporate finance services in China are comprehensive financing solutions to corporate borrowers, including product structure design, introduction of potential investors, compliance and risk management services. Due to the small scale, low proportion of fixed assets, low transparency of financial information and other reasons, small and micro enterprises in China often face challenges in obtaining financing quickly and on reasonable commercial terms. According to China’s State Council, in 2017, more than 60% of the small and micro enterprises in China could not obtain any form of loans and rely entirely on their own funds and retained earnings to operate and develop. Such strong demand for financing represents unprecedented opportunities for financial services providers that have established relationships with a variety of corporate borrowers and accumulated in-depth understanding of their financing needs.

In addition, with the development of supply chain finance, corporate financing needs in the supply chain industry or in industries heavily rely on supply chain have grown rapidly, such as the automotive industry and the real estate industry. Therefore, assisting corporate borrowers in the automotive industry, real estate industry and other supply chain related industries to obtain financing services will become a significant driver for the growth of the fixed-income corporate finance industry.

China’s Asset Management Services Market

According to CIC, the market size of China’s asset management services in terms of AUM increased from RMB41.7 trillion (US$6.3 trillion) in 2013 to RMB125.7 trillion (US$19.0 trillion) in 2017, representing a CAGR of 31.5%, and is expected to further grow to approximately RMB223.0 trillion (US$33.7 trillion) in 2022, with a CAGR of 12.0%. Privately raised funds are a significant component of the asset management market that utilize a variety of investment strategies to achieve return objectives within certain predefined risk parameters and investment guidelines. Among different types of privately raised funds, FoFs and NPL funds are two of the most popular forms of privately raised funds in recent years.

FoFs

FoFs in China have only begun to develop on a large scale in recent years, having been officially recognized by regulators in 2014. Characterized by relatively low risk and investment advisory services, privately raised FoFs has become an important form of asset allocation for the mass affluent and emerging middle class. The size of the FoF market, as measured by capital raised, increased from approximately RMB36.2 billion (US$5.5 billion) in 2013 to approximately RMB1,453.1 billion (US$219.6 billion) in 2017, representing a CAGR of 151.7%. As China’s economy continues its growth, capital raised for FoFs is expected to further increase from 2017 to RMB9,596.3 billion (US$1,450.2 billion) in 2022, representing a CAGR of 42.5%. According to CIC, such rapid increase is attributable to supportive policies from government, large capital investment and increasing acceptance in the market. The following chart illustrates the historical and forecast market size of FoFs by capital raised in China for the period indicated.

US$ Billion
CAGR (2013-2017): 151.1%
CAGR (2017-2022E): 42.5%
Forecast
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
5.5
11.0
49.5
102.6
219.6
329.4
487.5
706.9
1,017.9
1,450.2
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E

Source: Asset Management Association of China; China Insights Consultancy

NPL Funds Market

The size of the NPL funds market, as measured by the amount of bank’s NPLs, increased from RMB576.3 billion (US$87.1 billion) in 2013 to RMB1,660.2 billion (US$250.9 billion) in 2017, representing a CAGR of 30.3%. In 2017, the amount of banks’ non-performing loans (NPLs) accounting for more than 90% of the non-performing assets in the financial market, and more than 60% of the total distressed assets in China, respectively. With the enhancement of asset management and disposal capabilities of China’s commercial banks and state-owned asset management companies or AMCs, the methods of NPLs’ disposal are becoming more diversified. Considering the relatively lower cost to acquire and in turn higher returns to dispose NPLs, banks and the four major state-owned AMCs are expected to allocate more resources to the disposal of NPLs. Due to the expanding size of China’s NPLs and the increase in professional investment services, the NPL funds market is expected to further grow from RMB1,660.2 billion (US$250.9 billion) in 2017 to RMB3,518.3 billion (US$531.7 billion) in 2022, representing a CAGR of 16.2%. The following chart illustrate the historical and forecast market size of NPL funds as measured by the amount of non-performing loans of banks in China for the period indicated:

Source: China Banking Regulatory Commission; China Insights Consultancy

Corporate History and Structure

We commenced our wealth management service business in November 2010 when our founder, chairman of the and chief executive officer, Mr. Yu Haifeng, founded Fanhua Puyi Investment Management Co., Ltd. (泛华普益投资管理有限公司), or Fanhua Puyi, in November 2010. Fanhua Puyi was renamed Fanhua Puyi Fund Distribution Co., Ltd. (泛华普益基金销售有限公司) in March 2013.

In 2018, in preparation for our initial public offering, we completed a number of corporate restructuring steps, including:

●	Establishing offshore holding companies. In August 2018, we incorporated Puyi Inc. as our offshore holding company in the Cayman Islands. In July 2018, we incorporated Puyi Group Limited in the British Virgin Islands, which became the wholly owned subsidiary of Puyi Inc. in August 2018. In July 2018, we incorporated Puyi Holdings (Hong Kong) Limited, or Puyi HK, which became the wholly owned subsidiary of Puyi Group Limited in August 2018.

●	Establishing WFOE. In August 2018, our PRC WFOE, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司), or Puyi Consulting, was incorporated in Chengdu, Sichuan, PRC.

●	Transferring of operating entities. We transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司), or Puyi Bohui, our variable interest entity, or VIE. Puyi Bohui has been primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included the following:

o	Fanhua Puyi, which has been the principal entity engaged in wealth management service business. See above. We initially set up Fanhua Puyi with an 84.59% equity interest with the remaining 15.41% held by Beijing Fanlian Investment Co., Ltd. (北京泛联投资有限公司), or Beijing Fanlian, a third party. On September 3, 2018, we purchased the remaining equity interest from Beijing Fanlian in exchange for (i) a cash consideration of RMB10,028,117; and (ii) new issuance of 4,033,600 ordinary shares of our company to Fanhua Inc. at a consideration of US$1,468,976.8.

o	Guangdong Puyi Asset Management Co., Ltd. (广东普益资产管理有限公司) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.), or Puyi Asset Management, which primarily operates our FoF business. Puyi Asset Management has two subsidiaries: (i) Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司) under which we plan to conduct a factoring business, and (ii) a 51% interest (acquired in July 2018) in Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司), which primarily operates our non-performing loan management business.

o	Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司), which primarily distributes our exchange administered products.

o	Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司), which primarily operates our corporate finance service business.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in asset management, Puyi Consulting entered into a series of contractual arrangements with Puyi Bohui and its shareholders, through which Puyi Consulting has gained full control over the management and receives the economic benefits of Puyi Bohui. See “— Contractual Arrangements.”

The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated variable interest entities as of the date of this prospectus:

---------►	Equity interest

◄- - - -►	Contractual arrangement, including the exclusive option agreements, the equity interest pledge agreement, the powers of attorney, the spousal consent, the exclusive technical and consulting services agreement.

(1)	Puyi Bohui is held by Mr. Yu Haifeng as to 99.04% and Ms. Yang Yuanfen as to 0.96% respectively.

(2)	The remaining 15% of the equity interest is owned by a third party to us.

(3)	The remaining 49% of the equity interest is owned by two third parties as to 48% and 1%, respectively.

As of August 6, 2018, we issued 79,232,000 ordinary shares and 768,000 ordinary shares to Worldwide Success Group Limited and Future One Holdings Limited, respectively. On August 31, 2018, Worldwide Success Group Limited, a shareholder transferred 14,400,000 ordinary shares, 13,600,000 ordinary shares and 12,832,000 ordinary shares to Winter Dazzle Limited, Danica Surge Limited and Advance Tycoon Limited, respectively. On September 5, 2018, we entered into a share purchase agreement under which Puyi agreed to issue 4,033,600 ordinary shares to Fanhua Inc. at a consideration of US$1,468,976.8. The issuance was completed on the same day.

On September 18, 2018, Winter Dazzle Limited transferred 1,840,500 ordinary shares to Worldwide Success Group Limited at a consideration of US$1,840.5.

Contractual Arrangements

We engage in fund management services among other services and in the process of applying for the license as a fund manager. Due to PRC legal restrictions on foreign ownership in business of management of privately raised securities funds, we conduct our business in China through our variable interest entities by way of a series of contractual arrangements.

Agreement that Allows Us to Receive Economic Benefits from Puyi Bohui

Exclusive Technical and Consulting Services Agreement. On September 6, 2018, Puyi Consulting entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable Puyi Consulting to operate and manage substantially all of the assets and business of Puyi Bohui and receive 100% of the net income of Puyi Bohui before corporate income tax. Under this Agreement, Puyi Consulting has the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services and other services in relation to the principal business during the term of this agreement utilizing its own advantages in management consulting and technology and information. Puyi Consulting or any other party designated by Puyi Consulting, may enter into further technical and consulting service agreements with Puyi Bohui which shall provide the specific contents, manner, personnel, and fees for the specific consulting service. This agreement became effective on September 6, 2018 and will remain effective unless otherwise terminated when all of the equity interest in Puyi Bohui held by its shareholders and/or all the assets of Puyi Bohui have been legally transferred to Puyi Consulting and/or its designee upon the approval of the board of directors of Puyi Inc. in accordance with an Exclusive Option Agreement entered among Puyi Consulting, Puyi Bohui and its shareholders.

Agreements that Provide Us with Effective Control over Puyi Bohui

Powers of Attorney. On September 6, 2018, Mr. Yu Haifeng and Ms. Yang Yuanfen, shareholders of Puyi Bohui, each executed a Power of Attorney to Puyi Consulting and Puyi Bohui, whereby both shareholders of Puyi Bohui irrevocably authorize and constitute Puyi Consulting as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui. These two Power of Attorney documents became effective on September 6, 2018 and will remain irrevocable and continuously effective and valid as long as the original shareholders of Puyi Bohui remain as the shareholders of Puyi Bohui.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement dated September 6, 2018 among Puyi Bohui, each of the shareholders of Puyi Bohui and Puyi Consulting, each shareholder of Puyi Bohui agreed to pledge all of his or her equity interest in Puyi Bohui to Puyi Consulting to secure the performance of Puyi Bohui’s obligations under the Exclusive Technical and Consulting Services Agreement and any such agreements to be entered into in the future. Under the terms of the agreement, in the event that Puyi Bohui or its shareholders breach their respective contractual obligations under the Exclusive Technical and Consulting Services Agreement, Puyi Consulting, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interest. The Puyi Bohui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, Puyi Consulting is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of Puyi Bohui agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interest in Puyi Bohui agreed without the prior written consent of Puyi Consulting. The pledge of each of the shareholders of Puyi Bohui became effective on such date when the pledge of the Equity Interest contemplated herein was registered with relevant administration for industry and commerce and will remain effective until all payments due under the Exclusive Technical and Consulting Agreement have been fulfilled by Puyi Bohui, or upon the transfer of equity interest under the Exclusive Option Agreement entered into among the parties of this agreement.

Spousal Consent Letters. Pursuant to these letters, the spouses of Mr. Yu Haifeng and Ms. Yang Yuanfen, the shareholders of Puyi Bohui irrevocably agreed that the equity interest in Puyi Bohui held by them and registered in their names will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in Puyi Bohui held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Puyi Bohui through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Puyi Bohui

Exclusive Option Agreement. Puyi Bohui and its shareholders have entered into an Exclusive Option Agreement with Puyi Consulting on September 6, 2018. Under the Exclusive Option Agreement, the Puyi Bohui shareholders irrevocably granted Puyi Consulting (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price to be paid by Puyi Consulting to each shareholder of the Puyi Bohui will be the RMB10 or certain other amount permitted by applicable PRC Law at the time when such share transfer occurs. The Exclusive Option Agreement became effective on September 6, 2018 and will remain effective permanently.

In the opinion of GFE Law Office, our PRC legal counsel, the contractual arrangements among Puyi Consulting, Puyi Bohui and its shareholders, are governed by PRC laws or regulations both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Puyi Bohui do not comply with PRC government restrictions on foreign investment in any of our businesses when we successfully acquire a license for privately raised fund manager, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Related to Our Corporate Structure — Our business may be significantly affected by the draft Foreign Investment Law, if implemented as proposed.”

The VIE agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

BUSINESS

Overview

Puyi is the largest third-party wealth management services provider in China focusing on mass affluent and emerging middle class population, with a 10.4% market share based on 2017 transaction value, according to CIC. We are also the 21st largest third-party wealth management services provider overall in China based on the same metric, according to the same source.

According to CIC, the size of China’s mass affluent and emerging middle class totaled 502.0 million with investable assets of RMB115.3 trillion (US$17.4 trillion) at the end of 2017. Currently, a majority of the mass affluent and emerging middle class population in China rely on wealth management products issued and distributed by commercial banks. In April 2018, China’s banking and securities regulators jointly released the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, which aimed at reining in the banks’ supply of off-balance sheet wealth management products and breaking traditional implicit guarantee of returns on wealth management products. As a result, the number of new products issued by banks have declined significantly. It is expected that the mass affluent and emerging middle class population in China will increasingly turn to third-party wealth management service providers for investment advisory services relating to market-oriented products.

We provide wealth management services, corporate finance services and asset management services. Our largest business has been our wealth management services business, under which we distribute wealth management products both online and offline through our branch network. Products distributed online include publicly raised fund products, exchange administered products and asset management plans. Products distributed offline through our branch network are privately raised fund products. For the year ended June 30, 2017 and the year ended June 30, 2018, the aggregate transaction value of the wealth management products we distributed totaled RMB5.6 billion and RMB6.0 billion (US$0.9 billion), respectively. In addition, we have a substantial corporate finance services business, under which we provide corporate borrowers with financing solutions, including product design, identification of sources of funding, compliance and risk management. We also have a newly-established and fast-growing asset management business under which we currently manage two FoFs and in preparation of new FoFs and NPL funds.

We adopt a unique social e-commerce sales model to develop our client base. Our approach consists of identifying, fostering and collaborating with seed clients—existing clients who believe in our service capabilities—to actively market our products or services on social media platforms to their families, friends and acquaintances. Our seed clients are supported by our approximately 100 investment advisors, who are responsible for providing seed clients with systematic and continuous professional training on our product offering as well as investment and asset allocation. As of June 30, 2016, 2017 and 2018, the number of our seed clients increased from approximately 16,000 to 25,200 and further to 35,000. Currently we have seed clients in 168 cities in 20 provinces across China. As of June 30, 2018, approximately 20.4% of our total clients were seed clients, but approximately 98% of our total sales for the year ended June 30, 2017 and 2018 were all generated by our seed clients.

We have experienced significant growth in recent years. Our net revenues increased from RMB155.7 million for the year ended June 30, 2017 to RMB165.8 million (US$25.1 million) for the year ended June 30, 2018. Our net income increased from RMB39.6 million for the year ended June 30, 2017 to RMB63.6 million (US$9.6 million) for the year ended June 30, 2018.

Competitive Strengths

Largest third-party wealth management services provider focusing on China’s mass affluent and emerging middle class population

Puyi is the largest third-party wealth management services provider in China focusing on mass affluent and emerging middle class population, with a 10.4% market share based on 2017 transaction value, according to CIC. We are also the 21st largest third-party wealth management services provider in China overall based on the same metric, according to the same source. The size of China’s mass affluent and emerging middle class population totaled 502.0 million in 2017 and is expected to further increase to 642.9 million in 2022, while the percentage of China’s total population with investable assets is expected to increase from 48.7% in 2017 to 59.3% in 2022. Currently less than 10% of the mass affluent and emerging middle class population are using third-party wealth management services, as compared to more than 50% in the United States.

Currently, a majority of mass affluent and emerging middle class population rely on wealth management products issued and distributed by commercial banks, but the banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management service, therefore they typically do not offer personalized services and lack the independence in providing investment advice. Furthermore, historically, a large number of banks’ wealth management products were issued off-balance sheet with implicit guarantee of returns. In April 2018, China’s banking and securities regulators jointly released the 2018 Guidelines, aimed at reining in the banks’ supply of off-balance sheet wealth management products and breaking traditional implicit guarantee of returns on all types of wealth management products. As a result, the number of new products issued by banks declined by 17.0%, and the number offering guaranteed repayment decreased by 5.3% from March 2018 to June 2018.

These regulatory and industry trends are expected to lead to the development of a truly market-oriented wealth management products and services market, which we believe positions us well for rapid future growth.

A unique social e-commerce based sales model driven by seed clients

According to CIC, we are the first third-party wealth management service provider to successfully adopt an innovative social e-commerce based approach to tap into the vast wealth management market serving the mass affluent and emerging middle class population in China. Our approach consists of identifying, fostering and collaborating with seed clients—existing clients who believe in our service capabilities—to actively market our products or services on social media platforms to their families, friends and acquaintances.

The nature of social e-commerce is accepting peer recommendations that consumer trust. As a result, our seed clients are uniquely advantaged to developing potential clients within their social network because they can have greater influence on their investment decisions than our in-house investment advisors. It is also more convenient for our seed clients to manage clients they developed by maintaining regular contact. Our seed clients are supported by our approximately 100 investment advisors, who are responsible for providing them systematic and continuous professional training on products profile as well as investment and assets allocation knowledge. We also educate our seed clients through investment advisors to encourage long-term hold strategy as investment returns of most of our products, especially the ones with underlying investments in securities may vary yearly, but should average out over the long run. Furthermore, as our products portfolio aims to be simple and easy to understand, our seed clients are able to discuss products intelligently and with precision.

Our seed client model transforms seed clients to our distribution channel, and enables us to more quickly strengthen brand awareness and develop a client base without deploying a large and expensive in-house sales force. Furthermore, the model enables our investment advisor team to focus more on enhancing professional advisory and financial planning services capabilities to serve our client base. Because we separate our client relationship management function from our professional service function, we are able to reduce reliance on any particular seed client or investment advisor and increase the stability of our client base.

As of June 30, 2016, 2017 and 2018, the number of our seed clients increased from approximately 16,000 to 25,200 and further to 35,000. Currently we have seed clients in 168 cities in 20 provinces across China, covering major tier three and tier four cities where there is a high concentration of emerging middle class as well as selected economically well-developed cities with a large percentage of mass affluent Chinese available for marketing. As of June 30, 2018, approximately 20.4% of our client base consisted of seed clients, while approximately 98% of our total sales for the year ended June 30, 2017 and 2018 were all generated by our seed clients.

Prudently selected and developed products meeting the specific needs of our client base

We focus on providing wealth management services catering to the mass affluent and emerging middle class population in China. According to CIC, such population segments generally exhibit the following characteristics: they are generally more risk averse than the high net worth population, but are able to tolerate a manageable level of risk, and many do not have significant investment experience, many lack the knowledge to identify and select suitable products on their own. To satisfy their investment needs and risk-return preference, we strive to build and expand our products portfolio with the following features:

●	Simple structure and differentiated products. Our products generally do not have highly-complex structures in terms of fund flow, investment return calculation, underlying investments and contractual obligations. In addition, we do not offer clients a large number of products with similar profiles which may cause confusion, but focus on a select number of differentiated products suitable for different risk appetites. For example, we have different publicly raised fund products in terms of underlying investment, among which money market funds and bonds funds are primarily purchased by the emerging middle class, and securities funds and hybrid funds are often chosen by the mass affluent population. Recently, we have launched three publicly raised fund packaged products for aggressive, moderate and conservative clients, respectively, which combine different funds into packages and further simplify the products choices. We believe that such a product portfolio makes it easier to understand for potential clients and facilitates our efforts to train our seed clients in their marketing efforts. See “—A unique social e-commerce based sales model driven by seed clients” above.

●	Prudent investments with balanced allocation. For our target clients, we have developed a product selection and development process guided by a principal of capital preservation first followed by capital appreciation. The underlying investments of our products primarily include fix income products which have short maturities and stable returns, publicly traded securities which are subject to compliance requirement and public disclosures, and loans and receivables with assets-backed collateral, which we believe are suitable for most prudent investors. In addition, we seek to assist our clients in developing a balanced allocation to their assets. For example, we recently launched in-house developed FoFs which allocate investors’ assets into diversified underlying funds in order to give our clients exposure to additional mix of products at a manageable risk level. Furthermore, the NPL funds that we have distributed and plan to develop adopt a counter cyclical strategy and are designed to help clients to achieve sustainable asset growth through various phases of the economic cycle.

●	High-quality portfolio. The products we distribute to our clients generally deliver strong performance or demonstrate such potential. For example, as of June 30, 2018, the money market fund product and the medium- and small-cap fund product we sourced from “Yifangda” (易方达), have achieved an accumulated return of 23.81% and 307.6%, respectively, since their launch in November 2013 and July 2015, respectively, surpassing the respective performance of major similar products in China. The non-restricted asset management plan issued by Guotai Junan Securities, achieved five-consecutive-year positive returns with four-year double-digit returns as of December 31, 2017. In addition, our Meihao FoF, which adopts a hedging investment strategy on the stock and futures markets, has generated positive investment return within three months after its launch in 2018, and is expected to achieve satisfactory returns from a long-term holding perspective.

Collaboration with diverse and high-quality industry players

We have established collaboration with a variety of well-recognized industry players, including:

●	Quality product providers for wealth management services. We source third-party products from product providers with strong performance record and established credit in the industry. A majority of fund managers of our fund products have long-term operating history, large-scale AUM and are top-rated by leading financial institutions, such as Bosera Funds (博时基金), one of the largest domestic fund managers affiliated with China Merchants Securities; China Southern Asset Management (南方基金), one of the first three domestic approved fund manager; and E Fund (易方达), which has generated attractive returns on multiple products over the 15 years operation and received numerous awards for its fund management performance. We also source asset management plans from three leading domestic securities firms, Guotai Junan Securities, GF Securities and Changjiang Securities. In addition, we collaborate with two state-owned financial assets exchanges to offer exchange administered products, where we can benefit from pre-screening procedures of products by such exchanges which further reduce clients’ risks and our operating costs.

●	Well-recognized fund managers for FoF products. We are actively seeking investment opportunities in funds managed by quality domestic and overseas fund managers. For example, our “Hebi (合璧)” FoF series established in June 2018, has invested into four underlying funds managed by Value Partners, Shanghai Minghong Investment Management Co., Ltd., Shanghai Pushi Investment Management Partnership Enterprise (Limited Partnership) and Shanghai Xingju Investment Management Co., Ltd., all of which are quality fund managers. In addition, we are under active discussion with asset management teams from CITIC Securities, Guotai Juan Securities and Sinolink Securities, for the FoFs in the pipeline.

We view these collaboration relationships as a testament of our widely-recognized brand and market position in wealth management and asset management industry, which have been our core asset to source quality and diversified product portfolio, attract seed clients and enhance our business scale and creditability.

Visionary senior management team and experienced business team

Our founder, chairman and chief executive officer, Mr. Yu Haifeng, has in-depth understanding of the wealth management market in China. He has approximately 18 years of extensive work experience in China’s financial and investment industry and has led us to be the pioneer and leading and boutique wealth management service provider for China’s large and fast growing mass affluent and emerging middle class population. Our chief financial officer, Mr. Hu Anlin, has work experience in the financial services industry of approximately 18 years and previously served as a department vice president of another U.S. listed company. Under the leadership of our senior management, we have assembled a highly seasoned business team with strong academic and work background in their respective business functions, including online and offline product sales and distribution, corporate finance, asset management, risk management and finance. We also recently acquired a professional investment management team possessing extensive experience in corporate reorganization and distressed assets management, which further complement our asset management capabilities and enables us to launch NPL funds in near future. We believe such a visionary management team and experienced business team enables us to closely follow the market trend and quickly carry out business strategy, and therefore provides us a competitive edge in the industry.

Business Strategy

Continue our expansion while focusing on our target client base

We have had significant success in developing and implementing our business strategy of focusing on the emerging middle class and the mass affluent population in China. In the next phase of our expansion, we intend to continue implementing this strategy through the following:

●	expand our branch network focusing on tiers one and two cities as compared to smaller cities historically;

●	continue to develop seed clients in new and existing markets, including by entering into strategic collaboration with alternative financial service providers;

●	develop experienced independent investment advisors as seed clients in order to develop our offline personal wealth management service business; and

●	hire significantly more investment advisors to train, manage and support our seed clients.

Strengthen our product offering

We plan to continue to strengthen our product offering by focusing on the following aspects:

●	develop and manage publicly raised fund products with performance fee-based structures similar to our FoF products (and our first such product is expected to be launched in October 2018) in order to increase revenue in our publicly raised fund products;

●	enter into collaboration with additional financial asset exchanges and local asset management companies in order to offer more diversified exchange administered products and non-performing loan products, respectively;

●	establish strategic relationships with providers of products in areas such as overseas funds and NPL funds; and

●	launch additional FoFs and NPL funds in our asset management business, and, to support such launches, significantly increase the hiring of highly-qualified asset managers and other investment professionals.

Continue to invest in our IT infrastructure

We plan to continue to optimize our IT infrastructure by developing the following new features and functionalities:

●	client development platform for seed clients, which is expected to enable them to monitor their sales performance and manage their clients, receive products newsletters and events notifications, as well as register for our online courses to strengthen their marketing skills and professional knowledge;

●	sales network management platforms, which is expected to enable us to better monitor and manage transactions as well as the performance of branch network and seed clients; and

●	data center, which is expected to collect and analyze more client information and transactional data and enable us to conduct more precise marketing activities.

Enhance our brand recognition in our target markets

We seek to further enhance our brand value within the financial services industry in China through the following initiatives:

●	organize more live meetings where clients, seed clients and our investor advisors can gather to share investment experience with each other in person, thereby strengthening their recognition of and loyalty to our brand;

●	host large-scale financial forums and attend industry conferences to expand our influence among industry players;

●	strengthen social media marketing by actively offering investor education, financial market newsletters and products brochures through multiple social media platforms, such as our apps, WeChat official account and other online channels; and

●	offer live streaming courses by investor advisors to create an engaged and interactive community within target clients.

Our Services

We provide wealth management services, corporate finance services and asset management services. These complementary services enable us to offer a suite of products to meet the investment objectives of our clients. In addition, we have historically provided information technology services to financial service providers. Since 2018, we have begun to wind down such business and have transitioned it to become part of our internal information technology service function.

Wealth Management Services

Our products distributed under our wealth management services can be broadly divided into those transacted online and those distributed offline through our branch network. Generally, for products offered to the public (either unspecified investors or unlimited number of specified investors with minimum investment requirement), we process the relevant transactions online through two mobile apps, “Puyi Fund” (普益基金) and “Puyitou” (普益投). These mobile apps provide up-to-date product-related information online and provide a full-scope online transaction processing whereby clients can execute transactions and monitor their investments portfolio. In comparison, our privately raised fund products, which are offered to limited number of qualified investors, are only distributed offline through our branch network. We receive distribution commissions for all wealth management products distributed by us. In addition, we receive performance-based fee income for the privately raised funds we distribute.

Our privately raised funds distributed through our branch network has been our largest product category in terms of revenue, but our products distributed online have been our largest category in terms of transaction value. Although most of the products we have recommended to our clients are sourced from third-party product providers, we also distribute privately raised fund products under our management. See “- Asset Management Services” below. For accounting purposes, third-party product providers are our customers under wealth management services. The following table sets forth transaction value and revenue contribution of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30, 2017		For the year ended June 30, 2018
	Transaction value	Revenue	Transaction value		Revenue
	RMB	RMB	RMB	$	RMB	$
	(in thousand)
Wealth management products distributed online
Publicly raised fund products	12,688	72	257,292	38,883	1,101	166
Exchange administered products	3,248,621	59,129	1,919,486	290,080	50,056	7,565
Asset management plans	-	-	53,600	8,100	484	73
Subtotal	3,261,309	59,201	2,230,378	337,063	51,641	7,804
Wealth management products distributed offline—privately raised products	2,373,400	85,724	3,796,490	573,739	88,762	13,414
Total	5,634,709	144,925	6,026,868	910,802	140,403	21,218

Products Distributed Online

Publicly raised fund products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We have distributed publicly raised fund products since our inception. Our commission rates generally range from 0.25% to 1.0% per annum. Although we have focused more on privately raised fund products since 2016, publicly raised fund products, continue to be a key product category for us because we believe that this product is an effective method to attract new clients due to relaxed subscription requirements compared with privately raised fund products. See “Regulation - PRC Regulations Relating to Wealth Management Services – Privately Raised Funds”.

We market and distribute the following types of products by third-party product providers, based on the underlying assets class:

●	Money market fund products. These products are fixed income mutual fund products generally investing in low risk, highly liquid and short term financial instruments. These instruments include government bonds, central bank bills, term deposits, certificates of deposits and corporate commercial papers.

●	Bond fund products. These products are also fixed income fund products investing in treasury bonds and local government bonds but in higher risk categories than money market fund products. The risk level on these products are generally low to moderate.

●	Debt or equity securities or hybrid fund products. These fund products primarily invest in publicly traded stocks and bonds or a mix. These risk level on these products are generally moderate to aggressive.

As of June 30, 2017 and 2018, the average annualized return of the money market fund products we distributed was approximately 3.5% and 4.4%, respectively. As of the same dates, the average annualized return of the other publicly raised fund products we distributed was approximately 6.9% and 7.9%, respectively.

Exchange administered products

Since December 2016, we have been collaborating with two local financial assets exchanges, namely, Tianjin Financial Asset Exchange and Guangzhou Financial Asset Exchange, to distribute selected financial products administered by them. The financial products are backed by financial assets of registered members of these two state-owned exchanges, and issued by exchange designated product issuers (typically investment or asset management companies). The exchanges list qualified financial product for trading after evaluation, and provide payment clearance and settlement, credit rating and custodian services. The underlying financial assets of listed products administered by these exchanges primarily include commercial loans, receivables, creditors’ right and others. Our commission rate is approximately 2.2% per annum.

Historically, a significant number of exchange administered products were for purposes of real estate development financing and local government financing, and many were highly leveraged. Since the end of 2017, as a result of the changing governmental regulatory environment to support industries in the “new economy” and consumption economy and to increase the pace of financial deleveraging, the number of real estate development financing products and governmental financial products decreased dramatically from December 2017 to April 2018 and adversely affected the transaction value and revenue of our distribution services. From May 2018, in line with the new regulatory environment, we witnessed a substantial increase in the number of products based on supply chain financing and micro- and small businesses working capital loans, which are primary product types we currently offer. As of June 30, 2018, the average annualized return of such exchanged administered products ranged from 5.7% to 6.3%.

The following is a brief description of these products:

●	Supply chain financing products. Such products raise fund to satisfy financing needs of participants in goods and services transactions to facilitate completion of such transactions, and secure repayments with transaction proceeds or underlying goods or services. The supply chain financing products we primarily distribute are mortgage bank loans in related to purchase of real properties. Maturity periods for such products generally range from one to six months.

●	Micro-and small business working capital loan products. The underlying financial assets are micro- and small businesses working capital loans, typically with smaller amount and guaranteed with sufficient mortgage, collateral or credit for companies with lower risk in default after due diligence. Maturity periods for such products generally range from 12 to 24 months.

Assets Management Plans

In China, asset management plans are fund products issued by securities firms. From the second quarter of 2018, we started to distribute two asset management plans issued by well-recognized securities firms, including (i) one restricted asset management plan with underlying investment primarily restricted to fixed income products and alternative fixed income products, with annualized return of 4.4% as of June 30, 2018; and (ii) one non-restricted asset management plan with underlying investment primarily in publicly traded stocks and bonds although there are no such restrictions, with annualized return of 10.0% as of June 30, 2018. Our commission rates are generally 1.2%. We are also entitled to share 20% of the performance-based fees earned by the issuer for the non-restricted asset management plan per annum. From October 2018, we started to distribute a new restricted asset management plan with underlying investment primarily in bonds.

Products Distributed Offline—Privately Raised Products

All of our wealth management products distributed offline through our branch network are privately raised products. Since 2016, we have offered privately raised funds as we have increased focus on higher end segment of the market and because these products are more financially attractive to us. As of June 30, 2017 and 2018, the average annualized return of such products we distributed ranged from 8.5% to 9.0%, and 8.0% to 9.0%, respectively. As of June 30, 2018, the carried interest rate of privately raised fund products we distributed ranged from 10.8% to 13.5%. We have distributed six series of privately raised funds with an aggregate transaction value of RMB6.4 billion. We generate commissions paid by the fund managers calculated as 1% to 3% annualized commission rate of the total capital balance raised from our clients as of the year end. For certain funds, we are generally entitled to approximately 20% of carried interest realized by the fund managers after funds exit.

Fund products sourced from third-party fund managers include the following:

●	Receivables/debt fund series. We have distributed 21 funds under this fund series since July 2016 with an aggregate transaction value of RMB3.1 billion (US$468.4 million). Investments under this fund series primarily include receivables/debt with a majority mortgage loans of homeowners.

●	Private equity fund series. We have distributed 31 private equity funds since January 2016 with an aggregated transaction value of RMB2.6 billion (US$362.9 million). Investments under these private equity funds primarily include equity interest of domestic private companies.

●	NPL fund. We distributed one NPL fund in June 2018 with an aggregated transaction value of RMB59 million (US$8.9 million). Investment under such NPL fund was a distressed bank loan.

●	QDII fund series. We have distributed three QDII funds since August 2017 with an aggregated transaction value of RMB366.9 million (US$55.4 million). Investments under QDII funds we distributed primarily include equity shares issued in initial public offerings and PIPE transactions by China-based TMT companies listed in the U.S.

As privately raised funds typically require higher net worth and/or investment sophistication and are offered to limit number of qualified investors, such funds charge higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based carried interest. Further to the distribution of third-party fund products, we have recently distributed two in-house developed FoFs under our management. See ” – Asset Management Services”.

Agreements with Product Providers

Our distribution is typically governed by agreements entered with product providers on a product-by-product basis, primarily including fund managers, exchange designated product issuers and securities firms. The material terms of agreement with our product providers are summarized as below:

●	Service scope. We typically undertake to provide the product providers with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, educating clients on the documentation involved in the purchase as well as furnishing their transactions with the product providers through our app or branch network. For privately raised fund products, we also assess clients’ qualification for the purchase as required by relevant product providers.

●	Commissions and fees. For all of our wealth management products, we are entitled to receive distribution commissions calculated by a fixed percentage of the amount purchased by our clients. For certain privately raised fund products, we are also entitled to performance-based fees subject to hurdle rates. In addition, for privately raised fund products distributed on a net-commission basis, product providers are responsible for paying commissions to our seed clients.

●	Confidentiality. We and the product providers are prohibited from making any unauthorized disclosure of our clients’ information. In addition, privately raised fund managers are not permitted to use such information in a manner that might be detrimental to our interest.

●	Exclusivity. For distribution agreements with major exchange designated issuers, we have been granted exclusive rights to distribute specific products.

●	Terms. The distribution agreements typically expire upon the expiration of the relevant wealth management products. For any new financial products, new agreements need to be negotiated and entered into.

Corporate Finance Services

In distributing and managing wealth management products, we have established relationships with a variety of corporate borrowers and have gained insights into their financing needs. Accordingly, we began offering corporate finance services to corporate borrowers in January 2017. Under our corporate finance service business, we provide a wide range of financing services to corporate borrowers, including product structure design, introduction of potential investors, and compliance and risk management services. We generally charge a service fee equal to a percentage of the total fund raised, taking into account the complexity of financing needs and product structure. To ensure a quality expanded client base, we generally target corporate borrowers that have long-lasting financing needs, high-quality underlying assets and superior credit, but have experienced difficulties obtaining bank loans. To date, our corporate borrower clients and services provided include:

●	Consumer finance provider. Since March 2018, we have collaborated with a real estate financial service provider that is focusing on providing bridge loans to homeowners. In China, homeowners are required to pledge the property ownership certificates to banks for obtaining mortgage loans. When homeowners intend to sell their homes, they must repay their mortgages first in order to obtain a release of their ownership certificates by banks, which leads to a significant need for bridge loans to repay mortgage loans. We assisted the real estate financial service provider in designing and issuing wealth management products through trust plans in order to quickly raise fund for the bridge loans to facilitate subsequent property transactions. To date, this real estate financial service provider has raised a total of approximately RMB600 million from the trust plan products.

●	Auto supply chain service providers. In August 2018, we entered into collaboration with a car trading and financing platform targeting car dealers. Under our collaboration, we provide sources of funding to car dealers for purchase from the car trading platform and secure repayments with purchased vehicles as collateral and cash guarantees from car dealers. We charge both car dealers and the platform financing services fees.

Asset Management Services

We began our asset management services recently by launching in-house developed FoFs. The FoFs include:

●	Hebi FoF series (“合璧FoF系列”). There are two funds under this series established in April 2018 and May 2018, respectively. We are the general partner in each fund. This fund series is suitable for investors with moderate risk appetite. We intend underlying funds to be primarily focused on investment in domestic publicly traded stocks as current benchmark indices have sank to bottom level within the past decade and therefore represent a good timing to bottom fish high quality securities. In addition, we encourage long-term hold strategy on securities investment therefore we require investors of this FoF series to agree on a two-year lock-up period before being able to redeem. The underlying funds we have invested are generally managed by quality fund managers, including Value Partners, Shanghai Minghong Investment Management Co., Ltd., Shanghai Pushi Investment Management Partnership Enterprise (Limited Partnership) and Shanghai Xingju Investment Management Co., Ltd., As of June 30, 2018, we raised capital of RMB174.8 million (US$26.4 million).

●	Meihao FoF (“美好FoF”). This fund was established in April 2018. We are a co-general partner in the fund together with Guangdong Jintaiping Asset Management Services Co., Ltd., (广东金太平资产管理有限公司), which we agreed to acquire in September 2018. This FoF is considered more conservative as it adopts hedging strategy by going long on publicly traded stocks and going short on futures market, and mainly does short-term speculation for stocks investments to further reduce related risks. We require investors to agree a one-year lock-up period before possible redemption. As of June 30, 2018, we raised capital of RMB144.5 million (US$21.8 million).

The following table sets forth the fee structure and incentive arrangement of our FoFs.

Fund	Rate of management fees(1)	Rate of subscription fees(2)	Carried interest(3)	Hurdle rate
Hebi FoF series	1.2%	1%	Nil to 10%	8%
Meihao FoF	0.5%	1%	Nil to 10%	6%

Notes:

(1)	We charge clients management fees for each FoF we manage in terms of committed capital. From April 2018 when we launched our first two FoFs to June 30, 2018, the weighted average of our management fee rate is 0.88%.

(2)	We charge clients subscription fees for each FoF we manage in terms of raised capital. Subscription fees were collected as distribution income under wealth management service revenue therefore not recognized as the asset management revenue. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Wealth Management Services—By revenue type” and “Management Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Asset Management Services”.

(3)	We receive carried interest from FoFs subject to the applicable hurdle rate. If the rate of net capital appreciation reaches such hurdle rate, we would receive carried interest calculated as a fixed percentage of the applicable fund’s net capital appreciation per annum.

The table below provides the period to period roll forward of AUM under our asset management services and also reflects AUM at period end for the periods indicated.

	From April 27, 2018 to June 30, 2018
	AUM in RMB	AUM in US$
	(in thousand)
Balance, As of April 27, 2018(1)
- Hebi FoF series	2,000.0	302.2
- Meihao FoF	2,000.0	302.2
Subtotal	4,000.0	604.4
Gross inflows (2)
- Hebi FoF series	172,800.0	26,114.2
- Meihao FoF	142,500.0	21,535.1
Subtotal	315,300.0	47,649.3
Gross outflows(3)
- Hebi FoF series	146.6	22.2
- Meihao FoF	179.3	27.1
Subtotal	325.9	49.3
Fair value changes and others(4)
- Hebi FoF series	659.9	99.7
- Meihao FoF	1,719.4	259.9
Subtotal	2,379.3	359.6
Balance, ending of period
- Hebi FoF series	175,313.3	26,494.0
- Meihao FoF	146,040.0	22,070.1
Subtotal	321,353.3	48,564.1

Notes:

(1)	The date upon which our first two funds, Meihao FoF and Hebi FoF I were established.

(2)	Include increased amounts contributed by new funds established and additional capital raised for existing funds from May 16, 2018 to June 30, 2018.

(3)	Include management fees, fund custodian fees and operation services fees. There was no fund exit or dissolution for the periods presented.

(4)	Primarily include fair value changes in our funds calculated based on the lower of cost or fair value of raised capital.

The AUM under our asset management services has been under rapid growth since we began to offer such services and is expected to increase in the future. The increase in our AUM was primarily affected by (i) gross inflows due to new FoF (Hebi FoF II) was established and continuous committed capital into our funds; and (ii) fair value changes in our fund due to their positive performance. As we recently began to offer asset management services, the current fair value changes are relatively small. We expect these funds to deliver increasing returns in the long term. We will continue to have gross outflows due to the deduction of management fees, fund custodian fees and operation services fees in line with the expansion and operation of our asset management services. As our current FoFs all have lock-up periods, we do not expect exit funds and make relevant distributions in next one to two years.

Currently, we are in the preparation of launching two new FoFs: one of which is designed to deploy a hedging investment strategy and is suitable for conservative and moderate investors, and the other is intended to be more aggressive. We are under active discussion with asset management teams from CITIC Securities, Guotai Juan Securities and Sinolink Securities for such FoF pipeline.

In July 2018, we acquired the controlling interest of an investment management company which manages the underlying asset of the NPL fund we previously distributed. See “—Wealth Management Services—Products Distributed Offline—Privately Raised Products”. Since then, we have been entitled to collect management fees for management of the underlying NPL asset through such investment management company. The investment management team of the company we acquired has extensive experience in corporate reorganization and distressed assets management, which complements our asset management capabilities and enables us to launch NPL funds in near future.

Information Technology Services

Historically, we collected services fees from the information technology services we provided to third parties through our VIE, Puyi Bohui. The services fees were calculated based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue from such services was recognized according to completion percentage multiplying total contract amount. Since 2018, we have strategically transitioned Puyi Bohui’s function to one of our IT support by shifting the focus of Puyi Bohui’s services to meet our internal needs. As a result, we expect that we will no longer generate revenue from such services starting from 2019.

Our Client Services

We refer to those purchased wealth management products distributed by us during any given period as active clients for the period. For the year ended June 30, 2017, the number of our active clients purchasing privately raised fund products and offline distributed products was 1,343 and 139,590, respectively, which increased by 82.4% to 2,449 and by 20.9% to 168,820, respectively, for the year ended June 30, 2018. Among our active clients purchasing privately raised fund products for the year ended June 30, 2017 and 2018, approximately 78.9% and 79.3% of them have previously purchased wealth management products that we distribute, demonstrating our strong client retention abilities. By launching corporate finance services recently, we have also begun to penetrate into corporate clients.

We classify our target clients into different categories in terms of their risk appetites. Through frequent and in-depth client communications, we analyse and assess financial condition, past investment experiences, risk profiles and investment goals of potentials clients and provide them suitable products. We also provide clients with consultations on products and on-going assets allocation planning and provide recommendations to clients on adjusting their assets allocation plans in response to economic and market conditions.

In addition, for clients who have purchased products through us, we provide them with timely updates on the product performance primarily including net assets value reports and other performance statistics through apps, live investment performance symposiums, as well as regular communications via seed clients and investment advisors. Moreover, we established official accounts on WeChat to provide industry news, products update and investors education, which allows us to continually provide updates on the products and services offered by us to the online community of our clients. We also provide general investor education by publishing online quiz activities, organizing seminars and salons and plan to hold online live streaming courses to provide guidance in response to any changes in market conditions. For clients with special needs such as overseas study or medical services, we collaborate with third party agencies to provide one-stop services.

Sales and Marketing

Our headquarters are located in Guangzhou, and we have a branch network of 26 offices covering 19 provinces and hundreds of cities. To further tap into the vast market of mass affluent and emerging middle class population for our wealth management services and effectively compete with our competitors such as commercial banks and online financing service providers, we have developed an innovative social e-commerce based approach, whereby we identify, foster and collaborate with seed clients—existing clients who believe in our service capabilities—to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. As seed clients develop potential clients within their networks, they have greater influence on their investment decisions than our in-house investment advisors. In addition, it is also more convenient for such seed clients to manage clients they developed by maintaining regular contact. Our seed clients are supported by our approximately 100 investment advisors, who are responsible for providing them systematic and continuous professional training on products profile as well as investment and assets allocation knowledge. Furthermore, as our products portfolio aims to be simple and easy to understand, our seed clients are able to discuss products intelligently and with precision. In addition, we provide technical support through our “Puyitou” and “Puyi Fund” apps enabling the seed clients to connect our apps with other social media platforms.

Our seed clients significantly complement our in-house investment advisors. They are able to expand our sales and marketing reach to a wider network of potential clients, exert their influence on their social communities, connect our investment advisors with new clients, and follow-up on the retention status of clients they developed. Our seed clients therefore play a critical role in client relationship management, which enables our investment advisors team to focus on enhancing professional services capabilities. Because we separate our client relationship management function from our professional service function, we are able to reduce reliance on any particular seed client or investment advisor and increase the stability of our client base.

We enter into introduction agreements with our seed clients, under which a seed client is entitled to a commission if such seed client brings in a new client to invest in our products. The amount of the commission depends on the amount of products the new client purchases. According to our internal policies for commissions to seed clients, current commission rates for publicly raised fund products, exchange administered products, asset management plans and privately raised fund products are 0.1%, 0.1%, 0.1%, 0.5%, and 0.75% per annum, respectively, subject to adjustment by management. There is no fixed term of the seed client engagement under the introduction agreement unless such agreement is terminated after negotiation or due to material breach by either party.

As of June 30, 2016, 2017 and 2018, the number of our seed clients increased from approximately 16,000 to 25,200 and further to 35,000. Currently we have seed clients in 168 cities in 20 provinces across China, supported by approximately 100 investment advisors, covering major tier three and four cities where emerging middle class mainly concentrates as well as selective economically developed cities with a substantial number of mass affluent Chinese available for marketing. As of June 30, 2018, the clients that purchased our public raised fund products, exchanged administered products, asset management plans and privately raised fund products reached approximately 26,500, 26,700, 316 and 2,100, respectively, of which approximately 50%, 47.7%, 82.0% and 65.1%, respectively, were our seed clients. The retention rates of our seed clients were 98.9% and 99.3% as of June 30, 2017 and 2018, respectively. Among the existing seed clients, we refer those who bring in at least one new registered user of our apps or one new client with one purchase during any given period as “active seed clients” for the period. We had 25,014 and 33,922 active seed clients for the years ended June 30, 2017 and 2018, respectively, accounting for 96.8% and 97.2% of the total seed clients for the same periods, respectively. As of June 30, 2018, approximately 20.4% of our total clients were seed clients, but approximately 98% of our total sales bear commissions to seed clients, i.e. were brought in by our seed clients. Attributable to the vast seed client base, we do not have particular reliance on any seed client or limited number of seed clients. For the years ended June 30, 2017 and 2018, the single largest seed client in terms of revenue contribution brought in 1.1% and 1.1% of the total sales, through seven and 27 new clients, respectively. For the same periods, the top five largest seed clients in terms of revenue contribution brought in 4.0% and 3.4% of the total sales, through 104 and 103 new clients, respectively. Our extensive coverage network of branch offices and seed clients enable us to gain direct access to target clients and wealth management services market. The map below shows our coverage network by branch office location and number of seed clients as of the date of this prospectus:

Product Selection, Development and Risk Management

We select and develop our product portfolio under our wealth management philosophy for targeted mass affluent and emerging middle class population that product profiles shall be simple and differentiated, prudently selected with balanced allocation and high quality, and keeping in line with the latest market trend. We strive to continuously provide our clients products with attractive returns and controllable risks.

Product Selection for Wealth Management Services

Although we are not directly liable to our clients in relation to the performance or default of the third-party products distributed through us, as our clients typically enter into contracts directly with the third-party product providers in connection with such products, any default or negative performance of these products may adversely affect our reputation. Accordingly, we have developed a product selection procedure to carefully screen each product that we distribute as part of our risk management process.

A key aspect of our product selection process is risk management. We have established a two-prong evaluation system that assesses both the product providers and products for distribution. We assess products providers based on the following: (i) investment experience and capabilities; (ii) integrity and credibility; and (iii) internal control. We assess third party fund products based on the following criteria:

●	Investment targets. We prefer products that target on fixed income products in nature such as money market products and bond fund products. We also distribute debt or equity securities or mixed fund products which are suitable for moderate investors who accept more sophisticated products with controllable risks.

●	Product structure design. We prefer products investing in the senior tranches of the underlying investment instruments which typically provide investors with the priority to earn returns.

●	Historical performance. We seek products with superior record of historical performance.

●	Side-by-side investment made by relevant product providers. We prefer fund products where fund managers make side by side investment.

In order to conducting the above assessments, we have established rigorous internal procedures. Product managers in our finance channel department select product candidates at the initial stage through comprehensive due diligence work, including but not limited to, on-site visits, interviews with relevant product providers, and internet searches on background information, and draft due diligence reports on both the product providers and products. Upon receiving the preliminary-approval by the director of finance channel department, relevant due diligence reports are submitted to the compliance and risk control department and our senior management for further review and final approval. Our compliance and risk control department also regularly follows up the financial condition and results of operations of our selected product providers and the overall risk exposure of products we distribute for them in terms of composition of underlying asset classes, collateralization level and other key metrics. These reviews ensure us to constantly provide high-quality and low-risk products, provide guidance for subsequent product sourcing and selection, and enable us to align our product portfolio with the prevailing market condition in a timely fashion.

Product Development for Asset Management Services

We have an asset management department that is responsible for developing and managing fund products that we manage. To date, we have two categories of fund products under our management, namely FoF products and non-performing loan products. We have a stringent process in selecting fund managers for our underlying FoF assets. We require the fund managers that such fund managers make investment in accordance with our investment strategy and continuously monitor their investment decisions. The target product selection and approval procedures are similar with that of the third-party products discussed above. With respect to the non-performing loan products, we actively study the basic information of the underlying creditor’s rights, market value of the collateral, information of the debtor and the post-investment scheme of the cooperation party to make sure the risk level of such investment is appropriate.

Product Structuring to Comply with PRC Law

We structure our products to comply with PRC laws and regulations. For example, for certain privately raised fund products and asset management plans distributed as part of our wealth management services, we may collect distribution commission fees in the form of advisory service fees. In addition, in our asset management business, because we are in the process of applying for the license as a fund manager, we currently collaborate with licensed fund managers and structure our fund management services as advisory services to them. Under such arrangement, we source FoF candidates with proposals on investment strategies and targets, fund terms, risk control procedures, exit timing and strategies. We present such FoF candidates to licensed fund managers. To date, investment decisions made by such fund managers with respect of these funds have been consistent with our investment proposals.

Information Technology

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business. Our IT infrastructure includes the following key functions and features:

●	Core apps. We launched two core apps, Puyi Fund and Puyitou, which provide target clients products information and full-scope online transaction processing services including subscription, redemption, clearance and settlement, and allows clients to monitor their investment portfolio in a more convenient manner.

●	Customer service. We have set up an online customer service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our customer services.

●	Investment advisor platform. We have developed a proprietary platform for investment advisors to manage clients, gain access to professional training and explore new business opportunities.

●	Database. As data is the core of the financial services industry, we have launched an internal database and purchased GrowingIO behaviour analysis system and Microsoft BI analysis system to gather and analyse our business operation data, and reach more efficient business decisions.

●	Office automation. We combine above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Employees

We had 218 and 277 employees as of June 30, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of August 31, 2018:

Functional Area	Number of employees	% of total
Investment advisory	199	66.8
Management and administrative	44	14.7
Technical department	31	10.4
Financial advisory	8	2.7
Risk management	3	1.0
Asset management	13	4.4
Total	298	100.0

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our principal executive offices are located on premises comprising approximately 977 square meters in Guangzhou, China. As of June 30, 2018, we have in aggregate 26 branches in Beijing, Zhongshan, Guangzhou, Jinan, Shijiazhuang, Jiaxing, Chengdu, Shenyang, Dongguan, Tianjin, Xi’an, Nanjing, Fuzhou, Deyang, Kunming, Hefei, Nanning and Chongqing with an aggregate floor area of approximately 4,955 square meters. We lease our premises from independent third parties. All of the lessors for the leased premises have valid title to the property. These leases vary in duration from one to eight years.

Competition

According to CIC, China’s wealth management services industry is at an early stage of development and is currently highly fragmented. Traditionally, the wealth management services market in China was dominated by commercial banks, which rely on their own wealth management arms and sales forces to distribute their products. In recent years, there are growing number of new types of wealth management services provides in this market which are taking up increasing market shares, including online-based service providers, non-bank traditional financial institutions, and third-party wealth management service providers. As a wealth management service provider with growing asset management capabilities targeting such population segment, we compete with the following principal competitors on the basis of sales capabilities, product offerings and services capabilities:

●	Commercial banks. Generally, commercial banks in China have advantages in terms of branch network and full license coverage for distribution. However, the banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management service; therefore they typically do not offer personalized services and lack the independence in providing investment advice.

●	Online-based service providers. Online-based service providers can attract a large client base through their online platforms. However, because they mainly provide automated recommendation and trading services, online-based service providers generally do not offer extensive personalized services that many investors need.

●	Non-bank traditional financial institutions. Non-bank traditional financial institutions such as brokerages, trust companies and insurance companies have advantages on specific product types, particularly product types that they themselves have developed and manage (e.g. trust plans for trust companies). However, they are disadvantaged in terms of product choices, branch network and comprehensive client services, and more and more cooperate with banks and third-party wealth management service providers to distribute their products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We have been granted for registered computer software copyrights to 27 pieces of computer software, and we have nine registered trademarks in China and seven registered domain names. The registrants of our domain names are Fanhua Puyi and Shenzhen Puyi Zhongxiang Information Technology Co., Ltd.

Insurance

We participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition. See “Risk Factors—Risks Related to Our Business and Industry—Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.” and “Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.”

Regulation

PRC Regulations Relating to Wealth Management Services

Currently, the distribution of wealth management products, depending on types of products, is often subject to different sets of laws, regulations and rules. Our company is currently engaged in the distribution of publicly raised funds, privately raised funds, exchange administered funds, and asset management plans issued by securities companies.

Publicly Raised Funds

The distribution of publicly raised fund products is mainly subject to the Law of Securities Investment Fund of the PRC (2015 Amendment) (the “Law of Securities Funds”), issued by the Standing Committee of the National People’s Congress (“SCNPC”) on April 24, 2015 and effective on June 1, 2015. Pursuant to the Law of Securities Funds, the distribution of securities investment fund products shall be conducted by registered fund managers or licensed fund distributors. It requires fund distributors to fully disclose to potential investors the investment risks related to the fund products distributed, and to distribute such fund products based on the level of risk-taking abilities of the investors.

The distribution of publicly raised securities investment fund products is further regulated in detailed by the Measures of the Distribution of Securities Investments Funds (2013 Amendment) (the “Measures of the Distribution of Securities Funds”), promulgated by China Securities Regulatory Commission (“CSRC”) on March 15, 2013 and effective on June 1, 2013. The Measures of Distribution of Securities Funds regulate many aspects of the business and participants of the distribution of securities investment funds, including the registration requirements of fund distributors, payment methods for fund distribution, requirements of the fund advertising materials, fees charged relating to fund distribution services, and other activities in the business of fund distribution. Fund distributors, pursuant to the Measures of the Distribution of Securities Funds, refer to fund managers, as well as other entities that have registered with, or recognized by, CSRC or its appointed institutions, such as independent fund distributors, commercial banks, securities companies, etc. In particular, an independent fund distributor shall register with local CSRC office where its local administration for industry and commerce locates. Without registration with and license from, or recognition of, CSRC, any entities or individuals shall not conduct fund distribution or other related businesses.

In addition, the Measures of the Distribution of Securities Funds set forth requirements for employees of independent fund distributions agencies. For an independent fund distributions agency to apply for the relevant license to conduct fund distribution business, its senior management personnel shall have obtained the certification of fund professionals, along with other qualifications and experiences. The number of employees who are qualified as fund professionals shall be not less than ten. The Measures of Distribution of Securities Funds also stipulate that the Asset Management Association of China (“AMAC”) shall conduct self-disciplinary management of the business of fund distribution and manage the qualification process of fund distributors. Fund distributors and fund distribution services providers may join AMAC and be subject to its self-disciplinary rules.

Our company conduct the distribution of publicly raised funds through the subsidiary of our VIE, Fanhua Puyi, which obtained its License to Conduct Securities and Futures Business issued by CSRC first in 2013, and most recently renewed the License on March 9, 2017. With its license, Fanhua Puyi can conduct business in the distribution of fund products. Currently, the senior management of Fanhua Puyi has obtained the qualification of fund professionals, and it has total 124 qualified fund professionals. It is also an active member of the AMAC, whose current membership is valid through May 14, 2019.

Privately Raised Funds

Pursuant to the Notice on the Division of Regulatory Responsibilities for Privately Raised Investment Funds issued by the State Commission Office of Public Sectors Reform (“SCOPSR”) on June 27, 2013, CSRC is in charge of the supervision and regulation of privately raised funds, including but not limited to, privately raised equity funds, privately raised securities investment funds, venture capital funds and other forms of privately raised funds including FoFs. While the Law of Securities Funds promulgated by SCNPC mainly regulates the activities of publicly raised securities investment funds, it provides some basic guidance for participants in the business of privately raised securities investment funds. Later, CSRC promulgated the Interim Measures for the Supervision and Administration of Privately Raised Investment Funds (the “Interim Measures for Private Funds”) on June 30, 2014, which became effective on August 21, 2014. The Interim Measures for Private Funds set forth specific guidelines as to how privately raised fund products shall be managed and distributed by fund managers and fund distributors, requiring the market participants to establish certain measures in evaluating and disclosing risks related to the fund managed and/or distributed, further clarifying the self-disciplinary requirements for privately raised funds. In particular, the Interim Measures for Private Funds provide that once the fundraising process of privately raised funds is completed, a fund manager is required to file the relevant information of the fund product with the AMAC. Specifically, pursuant to the Administrative Measures on the Disclosure of Privately Raised Investment Fund Information adopted by the AMAC, the fund manager needs to submit such information through the online “Asset Management Business Electronic Registration System” of the AMAC, or the System. During the process of filling out the form of “Information on Fund Sales” on the System, the fund manager has to identify its sales model as either under direct sales or distribution on a commission basis, and select the name of the fund distributors, either the fund manager itself or a licensed independent fund distributor who has been recognized by the CSRC and the AMAC, from the drop-down list on the form. The fund manager is required to update any changes of such information timely.

Unlike the distribution of publicly raised funds, neither the Law of Securities Funds nor the Interim Measures for Private Funds requires fund distributor to obtain any license or permit in engaging such business. Such requirement was set out in the Measures of Administration of the Distribution Activities of Privately Raised Funds (the “Measures of Private Fund Distribution”) issued by AMAC on April 15, 2016. However, rules relating to privately raised funds that are adopted by AMAC, such as the Measures of Private Fund Distribution, are generally self-disciplinary rules applicable to privately raised fund managers, and licensed fund distributors who have become members of AMAC. Pursuant to the Law of Securities Funds, distributors of privately raised funds may, but are not required to, join the AMAC. Accordingly, the current PRC laws and regulations do not require distributors of privately raised funds, such as the subsidiaries of our VIE, to be licensed in order to conduct such business.

In addition, unlike the distribution of publicly raised funds, the Law of Securities Funds requires that fund distributors shall only distribute privately raised fund products to qualified investors defined as investors with compatible capacities of risk identification and risk bearing, whose assets or incomes have reached certain level as required by the relevant regulations or rules and the subscription amount of the privately raised fund products is not less than the required minimum amount. The Law of Securities Funds also stipulates that the total number of qualified investors of a privately raised fund product shall not exceed two hundred. Further, as required by the Measures of Private Fund Distribution issued by the AMAC, fund distributors shall evaluate the qualifications of investors prior to the distribution of privately raised funds to ensure that only qualified investors subscribe to privately raised fund products.

Exchange Administered Funds

The distribution of exchange administered funds is currently regulated by the Decision Regarding Straightening out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council; all other exchanges shall be regulated by the local People’s Government at the provincial level, which in practice, are the offices of finance at municipal and provincial levels. Document 38 and Document 37 emphasize on the prohibitive activities relating to the issuance and distribution of exchange administered funds, for example, that the number of investors of exchange administered funds shall not exceed 200 accumulatively.

Asset Management Plans

Pursuant to the Measures for the Administration of Customer Asset Management Business of Securities Companies (2013 Revisions) (the “Measures for Asset Management Business”), promulgated by the CSRC on June 26, 2013 and effective on the same day, securities companies may by themselves, or authorize other securities companies, commercial banks or other institutions recognized by the CSRC to, distribute collective asset management plans. Institutions recognized by CSRC to conduct distribution of asset management plans include those being granted the fund distribution licenses by the CSRC. The Measures for Asset Management Business affirm that collective asset management plans shall be distributed only to qualified investors, the number of which shall not exceed 200. CSRC further regulates the collective asset management business and its participants by promulgating the Detailed Rules for the Implementation of the Collective Asset Management Business of Securities Companies (2013 Revisions) (the “Rules for Collective Asset Management Business”) on June 26, 2013, which became effective on the same day. The Rules for Collective Asset Management Business specify how securities companies, and distribution institutions shall behave in distributing collective asset management plans.

PRC Regulations Relating to Asset Management Services

In terms of the management of privately raised funds, the Law of Securities Funds requires that any individual or institution, without registration, shall not conduct securities investment activities under the name of “funds” or “fund management”. The Interim Measures for Private Funds further require that mangers of privately raised funds of any type shall apply for registration to the AMAC, and thus subject fund managers to the self-disciplinary rules issued by AMAC. Under CSRC’s guidance, AMAC formulated the Measures for the Registration of Privately Raised Investment Fund Managers and Filling of Privately Raised Investment Funds (for Trial Implementation) (the “Trial Measures of Private Funds”), effective as of February 7, 2014, which, among other things, set forth the requirements related to the activities of privately raised fund managers. In addition, AMAC has released a serial of self-disciplinary rules since February 2016, regulating internal control, and information disclosure and registration of privately raised fund managers, including, among others, the Guidelines for Internal Control of Privately Raised Investment Manager, the Administrative Measures for Information Disclosure of Privately Raised Investment Fund, and the Announcement of Several Items for Further Regulating the Registration of Private Fund Managers, together, the “Administrative Measures of Private Funds.” Pursuant to the Administrative Measures of Private Funds, privately raised fund managers shall complete the filing of privately raised fund products within the prescribed time; they shall timely report any materially changes, and submit quarter and annual reports and audited financial statements prior to the end of April each year. The Administrative Measures of Private Funds also set out requirements for the qualifications of the management of private fund management companies, and requirements to the formulation and implementation of internal control policies.

On August 30, 2017, the State Council circulated the draft Interim Measures on Administration of Privately-Raised Investment Funds (the “New Interim Measures for Private Funds”) for comments, the commenting period of which ended in September 2017. Once enacted, the New Interim Measures of Private Funds will be the first set of regulation specialized in the privately raised funds. The New Interim Measures of Private Funds specify the basic requirements for private fund managers, their senior management, directing partners and authorized representatives, and the obligations of fund managers and trustees. The New Interim Measures also specify that privately raised fund managers shall raise funds themselves, or through fund distributors who are in compliance with the Law of Securities Funds and the requirements of regulatory authorities of the State Council regarding securities. If the New Interim Measures of Private Funds are adopted as it is, it is likely that privately raised fund distributors will be required to obtain license in order to distribute privately raised funds. However, there is no guarantee that the New Interim Measures, once officially adopted, will be the same as the current draft.

PRC Regulations Relating to Intellectual Property Rights

Copyrights

The PRC has enacted various laws and regulations relating to the protection of copyright. The Copyright Law of the PRC promulgated by SCNPC on September 7, 1990, amended on February 26, 2010 and effective on April 1, 2010, provides that any natural persons, legal persons, or other organizations of the PRC shall, regardless its publication status, enjoy copyright in their works, including, among others, works of literature, arts, natural science, social science, engineering technology, and computer software, and any infringement of such copyright shall be subject to relevant civil liabilities.

The Regulations on Computers Software Protection, which was promulgated by the State Council on June 4, 1991, amended on January 30, 2013 and effective on March 1, 2013, stipulates that any natural persons, legal persons, or other organizations of the PRC shall enjoy copyright in computer software that they developed, whether published or not, and such software copyright owner may register with the software registration institution recognized by the Copyright Administration Department of the State Council. Further, the Measures for the Registration of Computer Software Copyright, promulgated by the National Computer Software Copyright on February 20, 20001 with immediate effect, regulates registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The Copyright Protection Center of China is designated as the software registration authority, which grants registration certificates to the computer software copyright applicants to conform with both the Regulation on Computer Software Protection and the Measures for the Registration of Computers Software Copyrights.

The PRC is also a signatory to all of the world’s major intellectual property conventions, including the Convention establishing the World Intellectual Property Organization, June 4, 1980; Paris Convention for the Protection of Industrial Property, March 19, 1985; Patent Cooperation Treaty, January 1, 1994; Agreement on Trade-Related Aspects of Intellectual Property Rights, November 11, 2001; WIPO Copyright Treaty, June 2007; and, WIPO Performances and Phonograms Treaty, June 2007.

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC, promulgated by SCNPC on August 23, 1982, and last amended on August 30, 2013 and effective on May 1, 2014, and the Implementation Regulations of the Trademark Law of the PRC, promulgated by the State Council on August 3, 2002, and amended on April 29, 2014 and effective on May 1, 2014. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of the former trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (the “Domain Name Measures”) on August 24, 2017, which came into force on November 1, 2017. China Internet Network Information Center promulgated the Implementing Rules on Registration of Domain Names on May 28, 2012, which became effective on May 29, 2012, and the Measures on National Top Level Domain Name Disputes Resolution on September 9, 2014, which became effective on November 21, 2014. Pursuant to these laws, regulations, and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

PRC Regulations Relating to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC (the “Company Law”). According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The special entry management measures shall be promulgated or approved to be promulgated by the State Council. Pursuant to a notice issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries. Pursuant to the Provisional Administrative Measures on Establishment and Modifications Filing for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on June 29, 2018, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

The Provisions on Guiding the Orientation of Foreign Investment, the 2017 revision of the Catalogue of Industries for Guiding Foreign Investment, and the 2018 Special Management Measures (Negative List) for the Access of Foreign Investment classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors. If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If a restricted category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise, provided certain requirements are met, and, in some cases, the establishment of a joint venture enterprise is required with varying minimum shareholdings for the Chinese party depending on the particular industry. If a prohibited category, foreign investment of any kind is not allowed. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment.

Additionally, in January 2015, MOFCOM published the Draft Foreign Investment Law soliciting the public’s comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of  “actual control” in determining whether a company is considered a foreign-invested enterprise. “Control” is broadly defined in the Draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders’ meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The Draft Foreign Investment Law specifically provides that entities established in China, but ultimately “controlled” by foreign investors, will be treated as foreign-invested enterprises. If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment restrictions, the foreign-invested enterprise must go through a market entry clearance by MOFCOM before being established.

According to the Draft Foreign Investment Law, VIEs would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and accordingly would be subject to restrictions on foreign investments. However, the Draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with a VIE structure. While, according to the 2018 Legislation Work Plan of the National People’s Congress Standing Committee as adopted on December 14, 2017 and amended on April 17, 2018, the Draft Foreign Investment Law will be deliberated in December 2018, it is still uncertain when the Draft Foreign Investment Law will become a law, to what extent the final version will differ from the Draft Foreign Investment Law and the potential impact on companies employing a VIE structure in the PRC. When the Draft Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

PRC Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008 and various regulations issued by the SAFE and other relevant PRC government authorities. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with the SAFE or its local office is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses, such as direct equity investments, loans and repatriation of investment. Unless otherwise being approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

PRC Regulations Relating to Foreign Debt

We are an offshore holding company conducting operations in China through our WFOE and VIE and its subsidiaries, which are consolidated into our financial statements. As an offshore holding company, we may make additional capital contributions to our WFOE subject to approval from the local department of commerce and the SAFE regulations concerning foreign exchanges as discussed in “PRC Regulations Relating to Foreign Exchange,” with no limitation on the amount of capital contributions. We may also make loans to WFOE and VIE subject to the approval from SAFE or its local office and the limitation of amount of loans.

By means of making loans, our WFOE and VIE are subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts (“Foreign Debts Provisions”), which became effective on March 1, 2003, and partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) issued the Circular on Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the amount of the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as our WFOE, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, PBOC and SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be. However, as of the date of this prospectus, neither PBOC nor SAFE has issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested companies. In practice, the relevant authorities are likely to allow foreign-invested companies choose the calculation method either under the Foreign Debts Provisions or the PBOC Circular 9 until any new regulation is issued. On the other hand, for domestic-invested companies, such as our VIE, the calculation method of foreign debt upper limit based on the PBOC Circular 9 applies upon the effectiveness of PBOC Circular 9 regardless of the transitional period.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), last amended on October 26, 2018, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014. Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

PRC Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace SAFE Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles. SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Notice 13”) effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

PRC Regulations Relating to Share Incentive Plan

On February 15, 2012, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Offshore Share Incentive Plan Rules, replacing the previous rules issued by SAFE in March 2007. Under the Offshore Share Incentive Plan Rules and other relevant rules and regulations, PRC residents who participate in a share incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with SAFE or its local branches before exercising such rights.

PRC Regulations Relating to Tax

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, became effective on January 1, 2008, and was last amended on February 24, 2017, and the Regulations on the Implementation of Enterprises Income Tax Law of the PRC was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008, together, the “EIT Laws,” enterprises consist of resident enterprise and non-resident enterprise. An enterprise established inside the PRC or the one outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administrative of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011 the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) (the “SAT Bulletin 45”) to provide more guidance on the implementation of the SAT Circular 82.

According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. A PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017, which, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

Value-Added Tax

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016.

Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATs, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Tax Incentives

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and SAT enacted the Administrative Measures for Certification of High and New Technology Enterprises (“Measures for High-Tech Enterprises”), which retroactively became effective on January 1, 2008. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. Puyi Bohui was granted the high and new technology enterprise (“HNTE”) qualification effective on December 8, 2016, for a term of three years. There can be no assurance, however, that Puyi Bohui will continue to meet the qualifications for such a reduced tax rate after its expiration, or the relevant governmental authorities will not revoke Puyi Bohui’s qualification as a high and new technology enterprise in the future.

Pursuant to the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the Ministry of Finance and the SAT on April 20, 2012, which retroactively became effective on January 1, 2011, and the Notice on the Relevant Issues Regarding Enterprises in Software and Integrated Circuit Industries issued by the Ministry of Finance, SAT, NDRC, and MIIT on May 4, 2016, retroactively effective on January 1, 2015, qualified software companies within the territory of PRC shall enjoy tax benefits for a term of five years starting the first year making profits prior to December 31, 2017. In particular, such qualified companies shall be exempted from the EIT for the first two years, and from the third to the fifth year till the expiry of the tax holiday, shall enjoy a reduced rate of half of the statutory EIT rate of 25%. Puyi Bohui was granted the Certification of Software Company on December 31, 2013, and was qualified for the tax benefits of software companies starting 2015. For the years of 2015 and 2016, Puyi Bohui was exempted from EIT, and starting January 1, 2017 to December 31, 2019, Puyi Bohui is qualified for the reduced tax rate of half of the statutory EIT rate of 25%. Upon the expiry of the term of such tax benefits, Puyi Bohui will not be able to renew or reapply for such tax benefits, unless otherwise provided by the relevant PRC laws and regulations. Furthermore, there can be no guarantee that the relevant governmental authorities will not revoke Puyi Bohui’s qualification as a software company any time prior to the expiry of the term.

PRC Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Circular 6”), which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “MOFCOM Security Review Regulations”), which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

Our PRC legal counsel, GFE Law Office, has advised us that, based on their understanding of the current PRC laws and regulations:

●	we currently control our operating company by virtue of Puyi Consulting’s contractual agreements with Puyi Bohui but not through equity interest acquisition nor asset acquisition which are stipulated in the New M&A Rule; and

●	in spite of the above, CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure.

PRC Regulations Relating to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon the closing of this offering:

Directors and Executive Officer	Age	Position/Title
Yu Haifeng	44	Chairman of the board, Chief Executive Officer
Hu Anlin	37	Director, Chief Financial Officer and Vice President
Hu Yinan	53	Director
Luo Jidong*	65	Independent Director
Zhang Jianjun*	61	Independent Director

* Each of Mr. Luo Jidong and Mr. Zhang Jianjun has agreed to accept our appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Yu Haifeng Mr. Yu has served as our chief executive officer and chairman of the board since our inception. Mr. Yu founded Fanhua Puyi in 2010 and served as Chief Executive Officer since then. Prior to found our company, Mr. Yu served as general manager at Fanhua Dongguan Jiayu Insurance Agency Co., Ltd. from 2001 to 2007. From May 2007 to January 2010, Mr. Yu served as Chief Operating Officer in CNFINANCE Holdings Limited (CNFH). Mr. Yu received his bachelor’s degree in marketing from Zhengzhou University of Aeronautics in 1996. In July 2016, Mr. Yu was awarded as by “the 2016 China Economic Figure” by the China Economy for the Private Sector Prospective Forum Committee.

Hu Anlin Mr. Hu has served as our chief financial officer since July 2018 and our director since August 2018. Prior to joining us, Mr. Hu served as department vice president at Fanhua Inc. (NASDAQ: FANH) from September 2013 to June 2018 and successively served as financial manager, audit manager, department director and financial controller in this company from October 2001 to August 2013. Mr. Hu received his bachelor’s degree in accounting from Zhengzhou University of Aeronautics in July 2001.

Hu Yinan Mr. Hu has been our director since August 2018. Mr. Hu has been the director of Fanhua Inc. (NASDAQ: CISG) since 1998 and has served as the chairman of the board of this company from 1998 to 2017. From 1998 to October 2011, Mr. Hu served as the chief executive officer of Fanhua Inc. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Luo Jidong Mr. Luo served as a member of the Standing Committee of the People’s Political Consultative Conference of Guangdong Province, head of the Ethnic and Religious Affairs Committee of Guangdong Province and head of the Economic Committee of Guangdong Province from February 2013 and retired in February 2017. Mr. Luo served as the president of Guangdong Rural Credit Cooperative Union from August 2005 to May 2013. Mr. Luo served as the head of the Finance Office of the Government of Guangdong Province from January 2004 to July 2005. Mr. Luo served as the president of Guangzhou Branch of China Merchants Bank from December 1998 to December 2003. Mr. Luo served as the vice president of Guangzhou Branch of the People’s Bank of China from November 1996 to December 1998. Mr. Luo joined Guiyang Branch of the People’s Bank of China in January 1985 and served as the vice president of Guiyang Branch of the People’s Bank of China from December 1990 to July 1995, and the president of Guiyang Branch of the People’s Bank of China from July 1995 to November 1996. Mr. Luo worked at Guiyang Central Branch of the People’s Bank of China from June 1970 to December 1984. Mr. Luo graduated from the special training program of finance for cadres in Southwestern University of Finance and Economics in 1984. Mr. Luo obtained a master’s degree in economics from Southwestern University of Finance of Economics in 1996 and a PhD degree in economics from Southwestern University of Finance and Economics in 2010.

Zhang Jianjun Mr. Zhang served as the chief economist of Sanpower Group from March 2017 to February 2018. Mr. Zhang served as an economist of China Merchants Capital Investment Co., Ltd from January 2017 to February 2017. Mr. Zhang worked at the People’s Bank of China from June 1995 to December 2016. During October 1996 to September 1997, Mr. Zhang attended training course at the Insurance College of New York and worked at Sumitomo Marine in New York. Mr. Zhang served as the vice president of Economic Department and the deputy director of the Institution of Economics of Hunan University of Finance and Economics from September 1992 to June 1995. Mr. Zhang served as an associate professor in Hunan University of Finance and Economics from July 1990 to September 1992. Mr. Zhang served as a lecturer and associate professor in Central South University of Technology from December 1984 to July 1990. Mr. Zhang received a bachelor’s degree in economics from Central South University of Technology in 1981, a master’s degree in economics from Central South University of Technology in 1985 and a PhD degree in economics from Wuhan University in 1993. Mr. Zhang visited University of Colorado, Boulder as a visiting scholar from November 1993 to April 1994.

Board of Directors

Our Board of Directors will consist of five directors, including two independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The [NASDAQ Global Market/New York Stock Exchange] corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. However, as a Cayman Islands company listed on the [NASDAQ Global Market/New York Stock Exchange], we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We rely on this home country practice exception and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Board Committee

Prior to the completion of this offering, we intend to establish an audit committee under the board of directors and to adopt a charter for the audit committee. Under [NASDAQ Global Market/New York Stock Exchange] standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a compensation committee or a nominating/corporate governance committee.

Audit Committee. Our audit committee will consist of two independent directors, Mr. Luo Jidong and Mr. Zhang Jianjun. We intend to appoint Mr. Luo Jidong as chairman of our audit committee. We have determined that Mr. Luo Jidong and Mr. Zhang Jianjun satisfy  the independence requirements of [Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange] and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Luo Jidong qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, to chair our audit committee prior to the completion of this offering. In addition, we intend to appoint a second independent director to our board of directors and audit committee within one year after our registration statement on Form F-1, of which this prospectus is a part, becomes effective. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and;

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

We will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

For the fiscal year ended June 30, 2018, we paid an aggregate of approximately RMB0.8 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Employment Agreements

We have entered employment agreements with each of our executive officers, which generally provide for a term of three years, provided that either party may terminate the agreement on 60 days’ notice before expiration of the initial term. Pursuant to the agreements, the executive officers are entitled to receive annual compensation and bonus approved by the board of the directors. The agreements also provide that the executive officers are to work a minimum of 40 hours per week.

Under applicable laws and regulations, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Additionally, the employment agreements with executive officers provide for confidentiality and nondisclosure provisions, whereby the executive officers are required to keep trade secrets confidential during the course of their employment and for a period of 36 months following the termination of their employment. Such employment agreements also contain a non-compete clause for a duration of 24 months following their employment, which prohibited the executive officers render services to or for, directly or indirectly, our competitors.

2018 Share Incentive Plan

We plan to adopt the 2018 Share Incentive Plan to promote the success and enhance the value of our company prior to the SEC’s declaration of effectiveness of our registration statement on Form F-1, which will become effective immediately prior to the completion of this offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 16,806,720 ordinary shares, equal to 20% of the total outstanding ordinary shares if our company immediately prior to completion of this offering. As of the date of this prospectus, no share award has been granted under the 2018 Plan.

The following paragraphs describe the expected principal terms of the 2018 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units and other share awards that relate to our ordinary shares.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the plan, provided that grants to directors and executive officers of our Company will be made by the full board. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. We refer to our board of directors or a designated committee plan administrator.

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, vesting schedule, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants and directors, as determined and approved by the plan administrators.

Exercise of Options. Subject to applicable laws, the plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association and subject to applicable laws. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in business of management of corporate privately raised funds in China. As a result, we operate our relevant business through our variable interest entities and their subsidiaries based on a series of contractual arrangements. See “Corporate History and Structure—Contractual Arrangements.”

Private Placements

See “Description of Share Capital — History of Securities Issuances”.

Employment Agreements and Indemnification Agreements

See “Management – Employment Agreements and  “Management – Limitation on Liability and Other Indemnification Matters”.

Share Incentive Plans

See “Management—2018 Share Incentive Plan.”

Other Transactions with Related Parties

Historically we provided short-term loans to Renshou Xinrui Enterprise Management Center LLP, or Renshou Xinrui, and Shenzhen Chuang Jia Investment LLP, or Shenzhen Chuang Jia, for the purpose of business operation. Renshou Xinrui and Shenzhen Chuang Jia are ultimately held by Mr. Yu Haifeng, our chairman and chief executive officer. As of June 30, 2017, the aggregate amount due from these two parties was RMB85.9 million, which was fully paid off in June 2018.

We provided advance to Mr. Yu Haifeng, our chairman and chief executive officer, for operational purposes as of June 30, 2018. The outstanding amount as of June 30, 2018 was RMB80,000. All such advance has been fully settled in July 2018.

Amounts due to Renshou Xinrui were nil as of June 30, 2017. Amounts due to Renshou Xinrui were RMB2.1 million as of June 30, 2018. Such amounts represent the payment for acquisition of equity interest previously held by Renshou Xinrui in Puyi Bohui. The full balance has been settled in July 2018.

For the year ended June 30, 2017, we paid social insurance and housing fund on behalf of Guangdong Jintaiping Asset Management Services Co., Ltd., or Jintaiping. Mr. Yu Haifeng was the legal representative of Jintaiping before July 14, 2017. The aggregate amount was RMB188,250 and was fully settled in June 2018.

All of the abovementioned loans and advances were unsecured, interest-free and payable on demand.

Principal Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; and

●	each of our directors and executive officers;

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the shareholders listed in the table are located in the United States.

Applicable percentage ownership prior to the offering is based on 84,033,600 ordinary shares outstanding as of the date of this filing. The table also lists the percentage ownership after this offering based on ordinary shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriter’s option to purchase additional ordinary shares from us in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 42F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, PRC.

	Beneficial Ownership Prior to Offering(1)		Beneficial Ownership After Offering (2)
Name of Beneficial Owner	Ordinary Shares	%	Ordinary Shares	%
Directors and executive officers:
Yu Haifeng(3)	79,232,000	94.3
Hu Anlin	-	-
Hu Yinan	-	-

Principal Shareholders:
Worldwide Success Group Limited(4)	40,240,500	47.9
Winter Dazzle Limited(5)	12,559,500	14.9
Danica Surge Limited(6)	13,600,000	16.2
Advance Tycoon Limited(7)	12,832,000	15.3

(1)	For each person and entity included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or entity by the sum of total number of ordinary shares outstanding, which is 84,033,600 ordinary shares as of the date of this prospectus, and the number of shares such person or entity has the right to acquire within 60 days after the date of this prospectus.

(2)	For each person and entity included in this column, the percentage of voting rights is calculated by dividing the number of ordinary shares beneficially owned by such person or entity by, being the total number of ordinary shares outstanding immediately after the completion of this offering.

(3)	Represents (i) 40,240,500 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng; (ii) 12,559,500 ordinary shares held by Winter Dazzle Limited, a limited liability company incorporated in the British Virgin Islands. Winter Dazzle Limited is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Speed Fortune Holdings Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Speed Fortune Holdings Limited through Winter Dazzle Limited; (ii) 13,600,000 ordinary shares held by Danica Surge Limited, a limited liability company incorporated in the British Virgin Islands. Danica Surge Limited is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Fine Tranquil Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Fine Tranquil Limited through Danica Surge Limited; (iv) 12,832,000 ordinary shares held by Advance Tycoon Limited, a limited liability company incorporated in the British Virgin Islands. Advance Tycoon Limited is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Altamonte Ridge Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Altamonte Ridge Limited through Advance Tycoon Limited.

(4)	Represents 40,240,500 ordinary shares. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng. The registered address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	Represents 12,559,500 ordinary shares. Winter Dazzle Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Speed Fortune Holdings Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Speed Fortune Holdings Limited through Winter Dazzle Limited. The disposal of ordinary shares held by Winter Dazzle Limited are decided by 66 individuals including 13 employees, who are founders of Puyi Bohui and entrusted their equity interest in Puyi Bohui to Mr. Yu, and each holds the disposal power with respect of the shares held. Mr. Yu and the 66 individuals are deemed as the beneficial owners of ordinary shares held by Winter Dazzle Limited. The registered address of Winter Dazzle Limited is Vistra Corporate Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents 13,600,000 ordinary shares. Danica Surge Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Fine Tranquil Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Fine Tranquil Limited through Danica Surge Limited. The disposal of ordinary shares held by Danica Surge Limited are decided by 66 individuals including nine employees, who are founders of Puyi Bohui and entrusted their equity interest in Puyi Bohui to Mr. Yu, and each holds the disposal power with respect of the shares held. Mr. Yu and the 66 individuals are deemed as the beneficial owners of ordinary shares held by Danica Surge Limited. The registered address of Danica Surge Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Represents 12,832,000 ordinary shares. Advance Tycoon Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Altamonte Ridge Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Altamonte Ridge Limited through Advance Tycoon Limited. The disposal of ordinary shares held by Advance Tycoon Limited is are decided by 65 individuals including 13 employees, who are founders of Puyi Bohui and entrusted their equity interest in Puyi Bohui to Mr. Yu, and each holds the disposal power with respect of the shares held. Mr. Yu and the 65 individuals are deemed as the beneficial owners of ordinary shares held by Advance Tycoon Limited. The registered address of Advance Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this prospectus, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders during the past three years.

Description of Share Capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law ([2018 Revision]) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is $2,000,000 divided into 2,000,000,000 shares, par value of $0.001 each. Immediately prior to the completion of this offering, there will be             ordinary shares outstanding.

Our Post-Offering Memorandum and Articles

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current eighth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Under the laws of the Cayman Islands, our company may declare and pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the [Nasdaq Global Market/New York Stock Exchange] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [Nasdaq Stock Market/New York Stock Exchange], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

On August 6, 2018, we issued 79,232,000 ordinary shares to Worldwide Success Group Limited for consideration of US$79,232.

On August 6, 2018, we issued 768,000 ordinary shares to Future One Holdings Limited for consideration of US$768.

On September 5, 2018, we issued 4,033,600 ordinary shares to Fanhua Inc. for consideration of US$1,468,976.80.

Description of American DePOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of             ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principle executive office of the executive office is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

●	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

●	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

●	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

●	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

●	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to $ issued	per ADS
●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $	per ADS
●	Distribution of cash dividends	Up to $	per ADS
●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to $	per ADS
●	Distribution of ADSs pursuant to exercise of rights	Up to $	per ADS
●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $	per ADS
●	Depositary services	Up to $	per ADS

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

●	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

●	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

●	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

●	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

●	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

●	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

●	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The fees of the arbitrator and other costs incurred by the parties in connection with such arbitration shall be paid by the party or parties that is (are) unsuccessful in such arbitration. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

●	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

●	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges;

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

●	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

●	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

Shares Eligible for Future Sale

Before our initial public offering, there has not been a public market for shares of our ADSs or ordinary shares. Future sales of substantial amounts of our ADSs in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our ADSs to fall or impair our ability to raise equity capital in the future. Following this initial public offering, we will have             ADSs outstanding. The ADSs that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

●	on the date of this prospectus, none of these restricted securities will be available for sale in the public market; and

●	181 days after the date of this prospectus, additional ordinary shares held by shareholders subject to the terms of the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of our company at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of the restricted securities that does not exceed the greater of 1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, or the average weekly trading volume of ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. In addition, sales by our affiliates may be subject to the terms of lock-up agreements. See “– Lock-Up Agreements.”

A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his or her restricted securities for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our ADSs have been held for one year.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of our company subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

[Lock-Up Agreements

Our directors, executive officers and all of our existing stockholders will enter into lock-up agreements with the representative of the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, agree, subject to certain exceptions, not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares or ADSs (including ordinary shares or ADSs which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or ADSs, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (4) publicly disclose the intention to do any of the foregoing. See “Underwriting” for a description of the lock-up provisions.]

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of GFE Law Office, our counsel as to PRC law.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, effective as of January 1, 2008, and last amended in February 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Puyi Inc. and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We believe that Puyi Inc. is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, the business of our VIEs and WFOE will be primarily subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ADSs OR ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ADSs or ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs immediately following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIE (including its subsidiaries) for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We will apply for listing the ADSs on the [NASDAQ Global Market/New York Stock Exchange]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Taxation—PRC Enterprise Income Tax.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non- U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the [NASDAQ Global Market/New York Stock Exchange]. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the [NASDAQ Global Market/New York Stock Exchange]. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [Law Debenture Corporate Services Inc.] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

GFE Law Office, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Our PRC counsel has advised us that the recognition and enforcement of foreign judgments are regulated by the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. GFE Law Office has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or social public interest.

We have been advised by Walkers, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Walkers has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a competent foreign court with jurisdiction to give the judgment, (ii) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. There is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws of the United States will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Underwriting

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc., as the underwriter named therein, with respect to the ADSs in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell a minimum offering amount of           ADSs and a maximum offering amount of            ADSs on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter must sell the minimum number of securities offered (       ADSs) if any securities are sold. The underwriter is required to use only its best efforts to sell the securities offered.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on          . We plan to list our ADSs on             under the symbol “       ” Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of ADSs. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company.

The underwriting agreement provides that the obligation of the underwriter to sell the ADSs, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on                      , (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The underwriter is under no obligation to purchase any ADSs for its own account. To list on the            , we are required to satisfy the financial and liquidity requirements of the            under the            listing rules. We plan to apply to list our ADSs on            and expect to receive an approval in principle for listing our ADSs on the          around the date of this prospectus. We will deliver to          a notice to commence trading three days prior to the completion of the offering. Trading in the ADSs will commence upon the closing of the offering. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

Discounts, Commissions and Expenses

We have agreed to pay the underwriter a fee equal to    % of the gross proceeds of the offering from investors introduced by the underwriter and a fee equal to      % of the gross proceeds of the offering from investors introduced by us.

We have agreed to pay a non-accountable expense allowance to the underwriter of      % of the gross proceeds of the offering. We have agreed to pay the underwriter’s reasonable out-of-pocket expenses (including reasonable clearing charges, travel and out-of pocket expense in connection with this offering reasonable fees and expenses of legal counsel incurred by the underwriter in connection with this offering, the cost of any due diligence meetings, and preparation of printed documents for closing and deal mementos) incurred by the underwriter in connection with this offering up to US$      . We have paid an advance of US$         to the underwriter to be applied to the underwriter’s anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the underwriter and payment of the underwriter’s expenses referred to above, will be approximately US$     million.

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per ADS and total commissions that we will pay to the underwriter.

	Minimum offering amount		Maximum offering amount
	Per ADS	Total	Per ADS	Total
Commissions to the underwriter ( %) for sales to investors introduced by the underwriter
Commissions to the underwriter ( %) for sales to investors introduced by us

Total

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriter, during the period ending 180 days after the closing of the offering (the “restricted period”):

●	sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company;

●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, certain of our shareholders and incentive shareholders has agreed that, subject to certain exceptions, such director, executive officer or beneficial owner of 5% or more of our outstanding ordinary shares will not, without the prior written consent of the underwriter, during the restricted period:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or capital stock of our Company including ordinary shares or any securities convertible into or exercisable or exchangeable for such ADSs or capital stock, or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ADSs or capital stock whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expects to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities.

The address of Network 1 Financial Securities, Inc. is The Galleria, 2 Bridge Avenue, Suite 241, Red Bank, New Jersey, United States.

Terms of the Offering

We are offering, on a best efforts basis, a minimum of          ADSs and a maximum of          ADSs. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter must sell the minimum number of securities offered (       ADSs) if any securities are sold. The underwriter is required to use only its best efforts to sell the securities offered. The ADSs are being offered for a period not to exceed 90 days, subject to an extension of an additional 90 days if extended by agreement between us and the underwriter. If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus, subject to an extension of an additional 90 days if extended by us and the underwriter. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Deposit of Offering Proceeds

The proceeds from the sale of the ADSs in this offering will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing bank account at the branch of          established by the Escrow Agent, or the Escrow Account. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of the our offered ADSs and are delivered by the underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds.

The underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our ADSs by noon of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “             Escrow Account.” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors by noon of the next business day after the termination of the offering.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by the underwriter. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Expenses Related to This Offering

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the placement discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and NASDAQ/NYSE, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	$
FINRA filing fee	$
NASDAQ/NYSE application and listing fee	$
Legal fees and expenses for Chinese counsel	$
Legal fees and expenses for Cayman counsel	$
Legal fees and expenses for U.S. counsel	$
Accounting fees and expenses	$
Printing fees and expenses	$
Miscellaneous	$
Total	$

Legal Matters

We are being represented by Sidley Austin LLP with respect to legal matters of United States federal securities and New York State law. The underwriters are being represented by Mei & Mark LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the shares and certain legal matters relating to the offering as to Cayman Islands law will be passed upon for us by Walkers. Certain legal matters relating to the offering as to PRC law will be passed upon for us by GFE Law Office and for the underwriter by              . Sidley Austin LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and GFE Law Office with respect to matters governed by PRC law.               may rely upon               with respect to matters governed by PRC law.

Experts

Our consolidated financial statements as at June 30, 2017 and 2018, and for each of the two fiscal years then ended have been included herein and in the registration statement in reliance upon the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing. The office of Marcum Bernstein & Pinchuk LLP is located at 7 Penn Plaza Suite 830, New York, NY 10001.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ADSs offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

PUYI INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Puyi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puyi Inc. (the “Company”) as of June 30, 2017 and 2018, the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018.

New York, New York
October 1, 2018

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

F-2

PUYI INC.
Consolidated Statements of Financial Position
(In thousands, except for shares data)

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
ASSETS:
Current assets:
Cash and cash equivalents	55,196	103,228	15,600
Restricted cash	1,841	8,772	1,326
Accounts receivable, net	23,116	30,757	4,648
Short term investments	14,243	5,010	757
Commercial acceptance notes	-	10,642	1,608
Other receivables	4,831	5,729	866
Short-term loans receivable	-	50,356	7,610
Amount due from related parties	85,900	80	12
Total current assets	185,127	214,574	32,427

Long-term investments	-	5,000	756
Property and equipment, net	1,021	890	135
Intangible assets, net	1,503	700	106
Long-term prepayments	-	461	70
Deferred tax assets	4,012	4,241	640
Total assets	191,663	225,866	34,134

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets (Note 1).

 The accompanying notes are an integral part of the consolidated financial statements.

F-3

PUYI INC.

Consolidated Statements of Financial Position-(Continued)

(In thousands, except for shares data)

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Commission payable	13,133	3,677	556
Investors’ deposit	1,841	8,772	1,326
Other payables and accrued expenses	7,752	6,129	926
Due to shareholder for acquisition of subsidiaries	-	2,116	320
Income taxes payable	1,687	2,820	426
Other tax liabilities	8,700	8,700	1,315
Total current liabilities	33,113	32,214	4,869
Total liabilities	33,113	32,214	4,869

Commitments and contingencies

EQUITY:
Ordinary shares (Authorized shares: 2,000,000,000 at US$0.001 each; issued and outstanding shares: 80,000,000 and 80,000,000 as of June 30, 2017 and 2018, respectively)	529	529	80
Additional paid-in capital	91,220	62,705	9,476
Statutory reserves	8,328	14,152	2,139
Retained earnings	48,635	107,407	16,232
Total Puyi Inc.’s equity	148,712	184,793	27,927
Non-controlling interests	9,838	8,859	1,338
Total equity	158,550	193,652	29,265
Total liabilities and equity	191,663	225,866	34,134

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets (Note 1).

 The accompanying notes are an integral part of the consolidated financial statements.

F-4

PUYI INC.

Consolidated Statements of Income
(In thousands, except for shares data)

	Years ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Net revenues:
Wealth management	144,925	140,403	21,218
Corporate financing	773	13,710	2,072
Asset management	-	103	16
Information technology and others	9,993	11,595	1,752
Total net revenues	155,691	165,811	25,058
Operating costs and expenses:
Cost of sales	(53,397)	(28,825)	(4,356)
Selling expenses	(34,969)	(45,470)	(6,872)
General and administrative expenses	(20,088)	(28,623)	(4,326)
Total operating costs and expenses	(108,454)	(102,918)	(15,554)
Income from operations	47,237	62,893	9,504
Other income, net:
Investment income	1,715	5,144	777
Interest income	51	3,640	550
Interest expenses	(2,311)	-	-
Others, net	843	201	31
Income from continuing operations before income taxes and discontinued operations	47,535	71,878	10,862
Income tax expense	(7,641)	(8,261)	(1,248)
Net income from continuing operations	39,894	63,617	9,614
Net loss from discontinued operations, net of tax	(254)	-	-
Net income	39,640	63,617	9,614
Less: net income (loss) attributable to non-controlling interests	1,827	(979)	(148)
Net income attributable to Puyi Inc.’s shareholders	37,813	64,596	9,762

Net income per share:
Basic and Diluted
Net income from continuing operations	0.476	0.807	0.122
Net loss from discontinued operations	(0.003)	-	-
Net income	0.473	0.807	0.122

Weighted average number of shares used in computation:
Basic	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,000,000

 The accompanying notes are an integral part of the consolidated financial statements.

F-5

PUYI INC.
Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares data)

	Share Capital		Additional			Non-
	Ordinary Shares*	Amount	Paid-in Capital	Statutory Reserves	Retained Earnings	controlling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of July 1, 2016 (Combined – Note 4)	80,000,000	529	61,118	5,528	13,622	8,113	88,910
Net income	-	-	-	-	37,813	1,827	39,640
Provision for statutory reserves	-	-	-	2,800	(2,800)	-	-
Effect of acquisitions under common control	-	-	30,000	-	-	-	30,000
Change in non-controlling interest	-	-	102	-	-	(102)	-
Balance as of June 30, 2017 (Combined – Note 4)	80,000,000	529	91,220	8,328	48,635	9,838	158,550
Net income	-	-	-	-	64,596	(979)	63,617
Provision for statutory reserves	-	-	-	5,824	(5,824)	-	-
Effect of acquisitions under common control	-	-	(28,515)	-	-	-	(28,515)
Balance as of June 30, 2018	80,000,000	529	62,705	14,152	107,407	8,859	193,652
Balance as of June 30, 2018 in US$	-	80	9,476	2,139	16,232	1,338	29,265

*The shares are presented on a retroactive basis to reflect the nominal share issuance.

 The accompanying notes are an integral part of the consolidated financial statements.

F-6

PUYI INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Cash flows from operating activities
Net income	39,640	63,617	9,614
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	433	604	91
Amortization of intangible assets	1,232	1,261	191
Loss on disposal of subsidiaries	8,578	-	-
Provision on uncertain tax liability	2,000	-	-
Investment income	(1,715)	(5,144)	(777)
Interest income	(51)	(3,640)	(550)
Interest expense	2,311	-	-
Changes in operating assets and liabilities:
Accounts receivable	(20,377)	(7,640)	(1,155)
Other receivables	139,488	(899)	(134)
Non-current deferred tax assets	3,524	-	-
Accounts payable	1,439	(9,457)	(1,429)
Other payables and accrued expenses	(201,258)	5,309	801
Deferred tax	-	(229)	(35)
Income taxes payable	1,687	1,134	171
Net cash (used in) provided by operating activities	(23,069)	44,916	6,788
Cash flows from investing activities:
Proceeds from disposal of short term investments	223,721	1,100,581	166,324
Purchase of short term investment	(195,410)	(1,094,924)	(165,467)
Purchase of property and equipment	(684)	(473)	(73)
Purchase of long term investment	-	(5,000)	(756)
Prepaid for intangible asset	-	(461)	(70)
Acquired intangible asset	-	(458)	(69)
Distribution of short-term loans receivable	-	(139,000)	(21,006)
Collection of short-term loans receivable	12,152	90,361	13,656
Acquisition of subsidiaries from principal shareholder	-	(26,399)	(3,990)
Disposal of subsidiaries, net of cash disposed of RMB1,720 and nil in 2017 and 2018, respectively	55,990	-	-
Short-term loans (provided to)/ repaid by related parties	(74,695)	85,820	12,969
Net cash provided by investing activities	21,074	10,047	1,518
Cash flows from financing activities:
Capital injection	30,000	-	-
Repayment of borrowing	(56,194)	-	-
Net cash used in financing activities	(26,194)	-	-
Net (decrease) increase in cash and cash equivalents, and restricted cash	(28,189)	54,963	8,306
Cash and cash equivalents, and restricted cash at beginning of year	85,226	57,037	8,620
Cash and cash equivalents, and restricted cash at end of year	57,037	112,000	16,926

Supplementary disclosure of cash flow information:
Cash paid for:
Interests	4,857	-	-
Income taxes	430	7,527	1,112

F-7

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Puyi Inc. (“Puyi”, or the “Company”), whose controlling shareholder is Mr. Yu Haifeng, is a holding company incorporated on August 6, 2018 in Cayman Islands whose operations are conducted through its subsidiaries and variable interest entity (“VIE”), primarily provides wealth management services to China’s large and growing mass affluent population, whom are defined as those with RMB 600 to RMB 6 million in investable assets.

Puyi Group Limited (“Puyi Group”) is a limited company established under the laws of the British Virgin Islands (the “BVI”) on July 24, 2018.

Chengdu Puyi Bohui Information Technology Co., Ltd (“Puyi Bohui”), whose controlling shareholder is Mr. Yu Haifeng, was incorporated in Chengdu, PRC in April 2012, and is engaged in providing information technology services to third party customers and technical support to all of its PRC subsidiaries, which are described below.

Fanhua Puyi Fund Distribution Co., Ltd. (“Puyi Fund”) was incorporated in Chengdu, PRC in November 2010, and is engaged in distributing privately raised fund products and asset management plans issued by securities firms through its online and offline distribution channels across PRC, to earn distribution commission fees and performance-based fees from the fund product issuers.

Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (“Puyi Zhongxiang”) was incorporated in Shenzhen, PRC in April 2014, and is engaged in distributing exchange administered financial products through its online information display platform which is mainly accessible by its registered investors. Puyi Zhongxiang earns distribution commission fees from the issuers of these products.

Guangdong Puyi Asset Management Co., Ltd (“Puyi Asset”) was incorporated in Shenzhen, PRC in May 2013, and is engaged in managing privately raised funds, from which Puyi Asset earns fund management fee based on the size of the fund and carried interest fee based on the performance of the funds managed.

Chongqing Fengyi Management Consulting Co., Ltd. (“Chongqing Fengyi”) was incorporated in Chongqing, PRC in December 2016, and is engaged in corporate financing services by providing comprehensive financing solutions to corporate borrowers, from which Chongqing Fengyi earns service fees based on the amount of financing received by the corporate borrowers.

Shenzhen Baoying Factoring Co., Ltd. (“Shenzhen Baoying”) was incorporated in Shenzhen, PRC in May 2018, and is engaged in providing factoring services. Due to its recent establishment, no business activities were conducted during the period since its inception through June 30, 2018.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, in September 2018, the Company undertook a reorganization and became the ultimate holding company of Puyi Group, Puyi HK, WFOE and Puyi Bohui and its subsidiaries, which were all controlled by the same shareholders before and after the Reorganization. Details of the subsidiaries and VIE of the Company are set out below:

Name	Date of incorporation/acquired	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Puyi Group	July 2018	BVI	100%	Holding company
Puyi Holdings (Hong Kong) Limited (“Puyi HK”)	July 2018	Hong Kong	100%	Holding company
Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting” or the Wholly Foreign-Owned Enterprise “WFOE”)	August 2018	Chengdu	100%	WFOE

Variable Interest Entities (“VIEs”)
Puyi Bohui	April 2012	Chengdu	100%	Information technology
Puyi Fund	November 2010	Chengdu	84.59%	Fund product distribution
Puyi Zhongxiang	April 2014	Shenzhen	100%	Financial product distribution
Puyi Asset	May 2013	Shenzhen	100%	Asset management
Chongqing Fengyi	December 2016	Chongqing	100%	Corporate financing business
Shenzhen Baoying	May 2018	Shenzhen	85%	Factoring

F-8

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

Effective on September 6, 2018, shareholders of Puyi Bohui and WFOE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiaries Puyi Group, Puyi HK and WFOE, has been determined to be the primary beneficiary of Puyi Bohui and its subsidiaries; and Puyi Bohui and its subsidiaries became VIEs of the Company. Accordingly, the Company consolidates the operations, assets and liabilities of Puyi Bohui and its subsidiaries. Immediately before and after the Reorganization completed on September 6, 2018 as describe above, the Company together with its wholly-owned subsidiary Puyi Group, Puyi HK and WFOE, and its VIE were effectively controlled by the same shareholders; therefore, the reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost as of the beginning of the first period presented in the accompanying financial statements.

Foreign ownership of certain parts of the Company’s businesses including fund management services is subject to restrictions under current PRC laws and regulations. Puyi Inc. is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the CSRC. Accordingly, the Company is not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Company currently conduct the business activities through the VIE, Puyi Bohui and its subsidiaries. WFOE has entered into the following contractual arrangements with Puyi Bohui and its shareholders, which enable the Company to (i) exercise effective control over Puyi Bohui, (ii) receive substantially all of the economic benefits of Puyi Bohui, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of Puyi Bohui, assumes all of risk of losses of Puyi Bohui and has the exclusive right to exercise all voting rights of Puyi Bohui’s shareholders. Therefore, the Company is considered the primary beneficiary of Puyi Bohui and has consolidated Puyi Bohui’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements under U.S. GAAP.

(1) Power of Attorney. On September 6, 2018, each shareholder of Puyi Bohui, executed Power of Attorney agreement with WFOE and Puyi Bohui, whereby shareholders of Puyi Bohui irrevocably appoint and constitute WFOE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui. These two Power of Attorney documents became effective on September 6, 2018 and will remain irrevocable and continuously effective and valid as long as the original shareholders of Puyi Bohui remains as the Shareholders of Puyi Bohui.

(2) Exclusive Option Agreement. Puyi Bohui and its shareholders have entered into an Exclusive Option Agreement with WFOE on September 6, 2018. Under the Exclusive Option Agreement, the Puyi Bohui shareholders irrevocably granted WFOE (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price to be paid by the Company to each shareholder of the Puyi Bohui will be the RMB10 or certain other amount permitted by applicable PRC Law at the time when such share transfer occurs. The Exclusive Option Agreement became effective on September 6, 2018 and will remain effective permanently.

(3) Exclusive Technical and Consulting Services Agreement. On September 6, 2018, WFOE entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable WFOE to receive substantially all of the assets and business of Puyi Bohui in China. Under this Agreement, WFOE has the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services, and other services in relation to the principal business during the term of this Agreement utilizing its own advantages in management consulting, and technology and information. WFOE, or any other party designated by WFOE, may enter into further technical and consulting service agreements with Puyi Bohui, which shall provide the specific contents, manner, personnel, and fees for the specific consulting service. This Agreement became effective on September 6, 2018 and will remain effective unless otherwise terminated when all of the equity interest in Puyi Bohui held by its shareholders and/or all the assets of Puyi Bohui have been legally transferred to WFOE and/or its designee upon the approval of the board of directors of Puyi, Inc., in accordance with an Exclusive Option Agreement entered among WFOE, Puyi Bohui and its shareholders.

F-9

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

(4) Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement dated September 6, 2018 among Puyi Bohui, each of the shareholders of Puyi Bohui and WFOE, each shareholder of Puyi Bohui agreed to pledge all of his or her equity interest in Puyi Bohui to WFOE to secure the performance of Puyi Bohui’s obligations under the Exclusive Technical and Consulting Services Agreement and any such agreements to be entered into in the future. Under the terms of the agreement, in the event that Puyi Bohui or its shareholders breach their respective contractual obligations under the Exclusive Technical and Consulting Services Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Puyi Bohui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. Shareholders of Puyi Bohui agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in Puyi Bohui without the prior written consent of WFOE. The Pledge became effective on such date when the pledge of the Equity Interest contemplated herein is registered with relevant administration for industry and commerce (the “AIC”) and will remain effective until all payments due under the Exclusive Technical and Consulting Services Agreement has been fulfilled by Puyi Bohui, or upon the transfer of equity interests under the Exclusive Option Agreement entered into among the parties of this agreement.

(5) Spousal Consent Letters. On September 6, 2018, each spouse of the shareholders of Puyi Bohui executed a Spousal Consent, pursuant to which the spouses irrevocably agreed that the equity interest in Puyi Bohui held by them and registered in their names will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement and the Powers of Attorney. Each of the spouses of the shareholders agreed not to assert any rights over the equity interest in Puyi Bohui held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Puyi Bohui through the respective shareholder for any reason, the spouse agreed to be bound by the contractual arrangements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its privately raised fund management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

F-10

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

Total assets and liabilities presented on the Company’s consolidated balance sheets and sales, expense, net income presented on Consolidated Statement of Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE Puyi Bohui and its subsidiaries. The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements as of June 30, 2017 and 2018 and for the years ended June 30, 2017 and 2018.

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Total assets	191,663	225,866	34,134
Total liabilities	33,113	32,214	4,869

	Years ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Net revenues	155,691	165,811	25,058
Net income	39,640	63,617	9,614

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated and combined financial statements for all periods presented are retrospectively adjusted to reflect the acquisition under common control of Chongqing Fengyi and Puyi Asset (see Note 4).

As discussed in Note 17, two subsidiaries of the Company had been disposed in December 2016 and the results of operations of these two subsidiaries were reported in discontinued operation as a separate component in the Company’s consolidated statements of income for the year ended June 30, 2017.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for doubtful loans and receivables, impairment assessment of long-lived assets, valuation allowance for deferred tax assets, fair value measurement of investments, and uncertain tax positions, assumptions related to the consolidation of entities in which the Company holds variable interests. Actual results could differ from those estimates and judgments.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

F-11

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

(d)	Restricted cash

Restricted cash mainly represents the investors’ uninvested cash balances temporarily deposited in the Company’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing abusive use of investors’ funds.

(e)	Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable, other receivables and due from related parties. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended June 30, 2017 and 2018, the Company did not record any allowances for doubtful accounts against its accounts receivable, other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

(f)	Short-term loans receivable

The Company recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Company records as short-term loans receivable.

The Company recognized interest income on an accrue basis using the straight-line method over the fixed or determinable dates.

(g)	Investments

The Company invests in debt securities and accounts for the investments based on the nature of the products invested, and the Company’s intent and ability to hold the investments to maturity.

The Company’s investments in debt securities include asset management plans and bank financial products which have a stated maturity and normally pay a prospective fixed rate of return, and secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises. The Company classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

The Company records investments in private equity funds, in which the Company acts as a limited partner with insignificant equity interest, as long-term investments on the consolidated balance sheet under the cost method. Gains or losses are realized when such investments are sold.

The Company reviews its investments except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Company’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

The Company recognizes other-than-temporary impairment in earnings if it has the intent to sell the investments or if it is more-likely-than-not that it will be required to sell the investments before recovery of its amortized cost basis. Additionally, the Company evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and the Company determines the impairment to be other-than-temporary, the Company recognizes an impairment loss based on the fair value of the investment. The Company has not recorded an other-than-temporary impairment for each of the years ended June 30, 2017 and 2018.

F-12

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, without residual value:

Estimated useful life
Furniture and office equipment	3-5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

(i)	Intangible assets, net

Intangible assets represent software and operating system, including the office automatic system and transaction platform and fund distribution systems that were purchased from external third-party vendors. The intangible assets were initially recorded at historic acquisition costs, and amortized on a straight-line basis over estimated useful lives for three years.

Costs associated with the engineering and technical headcounts responsible for software development, as well as their associated costs, are expensed as incurred.

These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts. The Company may rely on a qualitative assessment when performing its intangible asset impairment test. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

(j)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2017 and 2018.

(k)	Revenue recognition

The Company generates revenues mainly from wealth management, corporate financing, asset management and information technology and others.

The Company recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of the related taxes and surcharges.

Wealth management

Revenue from wealth management mainly includes distribution commissions and performance-based fees, in a typical arrangement in which the Company serves as distributor.

F-13

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

Distribution commissions are primarily generated from 1) online distributions of financial products which include exchange administered products and publicly-raised fund products, and 2) offline distribution of privately-raised fund products. Performance-based fees are mainly contributed by the offline distributed privately raised fund products. Both types of revenue streams are paid by the corresponding financial product issuers.

Distribution commissions

The Company enters into distribution agreements with financial product issuers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a financial product, the Company charges a distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through either online platform or offline sales network, prorated by the actual period length of the product.

The Company defines the “establishment of a financial product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the product purchaser (the “investor”) has entered into a purchase or subscription contract with the relevant product issuer and the investor has transferred the subscription fund to an escrow account designated by the product issuer and (2) the product issuer has issued a formal notice to confirm the establishment of a financial product. Revenue is recorded upon the establishment of the financial products, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies.

Performance-based fees

The Company earns performance-based fees mainly from the issuers of the privately raised fund products that it distributes, which is dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically recognized and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Company has recognized performance-based income RMB nil and RMB 13,560 for years ended June 30, 2017 and 2018, respectively.

Corporate financing

The Company provides comprehensive financing solutions to corporate borrowers, including financing structure design, reference of sources and/or channels of funding, financing compliance and risk management services. Revenue is recognized when the financing fund is transferred to the corporate borrower and is calculated based on certain percentage of the amount financed.

Asset management

Revenue from asset management service mainly includes management fees and performance-based fees, in a typical arrangement in which the Company serves as fund manager.

Management fees

Revenue from asset management, includes management fee and carried interest from the privately-raised funds managed by the Company. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon range up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based fees

The Company is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Company does not record any performance-based income until the end of the contract term. There is no carried interest revenue recorded by the Company for the years ended June 30, 2017 and 2018.

Information technology and others

Information technology and others mainly represents revenue from the technological support and system development services provided to third parties. The services contract pricing is based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue is recognized according to completion percentage and total contract amount upon the acceptance of the services confirmed by the customers.

F-14

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

(l)	Cost of sales

Cost of sales primarily includes (1) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they’ve referred to the Company, and (2) transaction fees paid to the third-party payment platforms through which the investors purchase funds are transferred.

(m)	Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

(n)	Uncertain tax positions

The Company follows the guidance of ASC Topic 740 “Income taxes”, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Company’s PRC subsidiary and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2017 and 2018, the Company recognized RMB 2,000 and nil of provisions on its uncertain tax positions as a result its analysis over transfer pricing, respectively. The Company recognizes the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Income. The accrued provisions and any related interest and penalties balances are included in the other tax liabilities line in the Consolidated Balance Sheet.

(o)	Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(p)	Fair value of financial instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2

applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

F-15

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term held-to-maturity investments, commercial acceptance notes, other receivables, short-term loans receivable, commission payable and other payables, investors’ deposit, amounts due from and due to related parties, and income taxes payables and other tax liabilities, approximate their fair values due to the short term nature of these instruments.

(q)	Foreign Currency Translation and change in reporting currency

The Company’s reporting and functional currency is Renminbi (“RMB”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where the RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Company’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6171 on June 29, 2018, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 29, 2018, or at any other rate.

(r)	Segment reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company manages its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(s)	Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

(t)	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualifying for presentation as a discontinued operation in the period, the Company reports the results of operations of the discontinued operations (including any gain or loss recognized on the disposal or loss recognized on classification as held for sale of a discontinued operation), less applicable income taxes (benefit), as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

F-16

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

(u)	Commitments and contingencies

The Company estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

(v)	Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). These new standards will identify performance obligations and narrow aspects on achieving core principle. The Company is currently evaluating the impact the adoption of this guidance may have on its financial statements, including with respect to the timing of the recognition of carried interest. The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Company will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The management has not yet selected a transition method. The Company anticipates adopting this new guidance on July 1, 2019, and plans on giving additional updates on its progress and further conclusions.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. In addition, according to ASU No. 2016-01, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. For equity investments without readily determinable fair values, the cost method is also eliminated. However, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying value of the equity investments in current earnings. This election only applies to equity investments that do not qualify for the net asset value practical expedient. The impairment model for equity investments subject to this election is a single-step model. Under the single-step model, an entity is required to perform a qualitative assessment each reporting period to identify impairment. When a qualitative assessment indicates an impairment exists, the entity would estimate the fair value of the investment and recognize in current earnings an impairment loss equal to the difference between the fair value and the carrying amount of the equity investment. The measurement alternative may be elected separately on an investment by investment basis for each equity investment without a readily determinable fair value. Once elected, it should be applied consistently as long as the investment meets the qualifying criteria.

The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For non-public business entities, early adoption is not permitted. The Company is currently evaluating the impact of adopting ASU No. 2016-01 on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regard to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is still in the process of analyzing the impact of adoption of this guidance on the consolidated financial statements.

F-17

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

In February 2017, the FASB issued ASU No. 2017-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In June 2017, the FASB issued ASU 2017-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)

Cash and cash equivalent	55,196	103,228	15,600
Restricted cash	1,841	8,772	1,326
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	57,037	112,000	16,926

4.	ACQUISITION OF SUBSIDIARIES UNDER COMMON CONTROL

On January 5, 2018, Puyi Bohui acquired 100% of equity interest of a subsidiary, Chongqing Fengyi, from Mr. Yu Haifeng, the controlling shareholder, Chairman and CEO of the Company, for a consideration of RMB 2,450. Prior to the acquisition, Chongqing Fengyi was held by Mr. Yu Haifeng since its inception.

On June 5, 2018, Puyi Bohui acquired 100% of equity interest of another subsidiaries, Puyi Asset, from Mr. Yu Haifeng, the controlling shareholder, Chairman and CEO of the Company, for a consideration of RMB 26,060. On October 9, 2016, there was a capital injection of RMB30,000 to Puyi Asset.

The two acquisitions were accounted for as acquisition of subsidiaries under common control. Accordingly, the financial statements of these two acquired subsidiaries were accounted for as if the acquisition had been consummated at the beginning of the earliest period presented in which Puyi Bohui, Chongqing Fengyi and Puyi Asset became commonly controlled, with no gains or losses recognized.

F-18

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

In accordance with ASC 805-50, the assets and liabilities and operations of the Company and the two subsidiaries were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined since July 1, 2016.

5.	INVESTMENTS

The following table summarizes the Company’s investment balances:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Short-term investments
- Held-to-maturity investments	14,043	5,010	757
Asset management plans	14,043	5,010	757

- Trading securities investments	200	-	-
Bank financial products	200	-	-
Total short-term investments	14,243	5,010	757

Long-term investments
- Private equity funds products	-	5,000	756
Total long-term investments	-	5,000	756

Held-to-maturity investments consist of investments in fixed income products, such as asset management plans that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Company recorded investment income on these products of RMB422 and RMB2,562 for the years ended June 30, 2017 and 2018, respectively.

Trading securities investments consist of an investment in a bank financial product that could be redeemed at any time. The investment is recorded at fair value on a recurring basis. The Company recorded investment income on these investments of RMB1,293 and RMB2,582 for the years ended June 30, 2017 and 2018, respectively.

Long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest (less than 1%). The Company accounted for these private equity funds investments using the cost method of accounting due to the fact that the Company has no significant influence on the investees.

6.	COMMERCIAL ACCEPTANCE NOTES

The commercial acceptance notes are measured at their face value less the amount of discounts which will be amortized as interest income throughout the holding period of the commercial acceptance notes. The Company has the right of recourse of these debt securities, and expects to collect the full face value in lump-sum upon the maturity of these notes. Impairments of these notes are analyzed whenever events or changes in circumstances indicate that the carrying amount of these notes may no longer be recoverable.

On May 18, 2018, the Company acquired, through endorsements, commercial acceptance notes with a face value of approximately RMB11,380 from the previous holders at an annual discount rate of 8.50%. These notes will gradually reach maturity before May, 2019. The Company recognized interest income on endorsements notes of approximately RMB nil and RMB1,632 during the year ended June 30, 2017 and 2018, respectively.

7.	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Accounts receivable	23,116	30,757	4,648
Allowance for doubtful debts	-	-	-
Accounts receivable, net	23,116	30,757	4,648

All of the accounts receivable are non-interest bearing, with aging within 3 months.

F-19

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

8.	OTHER RECEIVABLES

Other receivables consist of the following:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Advances to staff	250	474	72
Prepayments to service providers	3,118	3,304	499
Rental deposits	1,188	1,680	254
Others	275	271	41
Other receivables	4,831	5,729	866

9.	SHORT-TERM LOANS RECEIVABLE

As of June 30, 2018, the balance mainly represents a loan of RMB50,000 to a real estate developing company for one year from June 5, 2018 to June 4, 2019, with annual interest of 10%. The loan was guaranteed by the legal representative and the controlling shareholder of the real estate developing company. The loan of RMB50,000 with interests has been early repaid in July 2018.

The Company recognized interest income on short-term loans receivable of approximate RMB nil and RMB 1,393 during the years ended June 30, 2017 and 2018, respectively.

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Furniture and office equipment	1,478	1,784	270
Leasehold improvements	466	612	93
	1,944	2,396	363
Less: Accumulated depreciation	(923)	(1,506)	(228)
Property and equipment, net	1,021	890	135

Depreciation expense for the year ended June 30, 2017 and 2018 was RMB433 and RMB604, respectively.

No impairment for property and equipment was recorded for the years ended June 30, 2017 and 2018.

11.	INTANGIBLE ASSETS, NET

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Software and operating system	4,623	5,081	768
Less: Accumulated amortization	(3,120)	(4,381)	(662)
Intangible asset, net	1,503	700	106

Amortization expense for the year ended June 30, 2017 and 2018 was RMB1,232 and RMB1,261, respectively.

F-20

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

12.	INVESTORS’ DEPOSIT

The balance represents the investors’ uninvested cash balances temporarily deposited in the Company’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing abusive use of investors’ funds.

13.	OTHER PAYABLES AND ACCRUED EXPENSES

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Payroll payable	3,507	3,229	488
Promotion expense received from issuers in advance	1,473	-	-
Value-added tax	1,589	1,900	287
Individual income tax	482	479	72
Other miscellaneous taxes	75	143	22
Others	626	378	57
Other payables and accrued expenses	7,752	6,129	926

14.	INCOME TAXES

The Company and its subsidiaries, and the consolidated VIEs file tax returns separately.

1) Value added tax (“VAT”)

Pursuant to the Provisional Regulation of the PRC on VAT and the related implementing rules, all entities and individuals (“taxpayers”) that are engaged in the service industry in the PRC are generally required to pay VAT at a rate of 6% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayers. The Company’s PRC subsidiary and the consolidated VIE are subject to VAT at 6% of their revenues.

2) Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

Puyi HK, which was incorporated in Hong Kong, is subject to a corporate income tax rate of 16.5%.

PRC

The Company’s subsidiary and VIEs incorporated in PRC are subject to PRC Enterprise Income Tax (“EIT”) law. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, Puyi Bohui has made a 12.5% tax provision for its profits from January 1, 2017. Puyi Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi is qualified for west development taxation preference and is subject to an income tax rate for 15%. The Company’s PRC subsidiary and other subsidiaries of the VIE are subject to a standard 25% EIT.

F-21

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

The components of the income tax provision are:

	Years Ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Current	4,117	8,490	1,283
Deferred	3,524	(229)	(35)
Total income tax provision	7,641	8,261	1,248

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Non-current deferred tax assets:
Tax loss carry forward, after offset unrecognized tax benefits	4,012	4,241	640
Less: valuation allowances	-	-	-
Total	4,012	4,241	640

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not utilize the future benefits.

The Company had total tax loss carry-forwards of RMB22,112 and RMB16,965 as of June 30, 2017 and 2018, respectively. As of June 30, 2018, the tax loss carry-forwards of RMB4,616, RMB2,335, and RMB10,014 are to expire for the years ending June 30, 2021, 2022 and 2023, respectively. During the years ended June 30, 2017 and 2018, there was no tax loss carried forward expired and canceled.

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Income from continuing operations before income taxes and discontinued operations	47,535	71,878	10,862
PRC income tax statutory rate	25%	25%	25%
Income tax at statutory tax rate	11,884	17,970	2,716
Preferential tax treatments and tax holiday effects	(6,106)	(8,937)	(1,350)
Super deduction of qualified R&D expenditures	(137)	(772)	(118)
Uncertain tax provision	2,000	-	-
Income tax expense	7,641	8,261	1,248

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

F-22

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

As of June 30, 2017 and 2018, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The Company analyzes its uncertain income tax positions concerning with transfer pricing. When such potential impact is identified, the Company recognize 100% of the calculated income tax exposure as an income tax expense.

Movements of other tax liabilities are as follows:

	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)
Balance as of June 30, 2016	6,700	1,013
Provisions for uncertain tax positions in fiscal year 2017	2,000	302
Balance as of June 30, 2017	8,700	1,315
Provisions for uncertain tax positions in fiscal year 2018	-	-
Balance as of June 30, 2018	8,700	1,315

15.	EARNINGS PER SHARE

The computation of basic and diluted net income per ordinary share is as follows:

	Year ended June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Numerator:
Net income from continuing operations	39,894	63,617	9,614
Net loss from discontinued operations	(254)	-	-
Net income	39,640	63,617	9,614
Less: Net income (loss) attributable to the non-controlling interests	1,827	(979)	(148)
Net income attributable to the Company’s shareholders	37,813	64,596	9,762

Denominator:
Weighted average number of ordinary shares outstanding	80,000,000	80,000,000	80,000,000

Basic & diluted net income from continuing operations per ordinary share	0.476	0.807	0,122
Basic & diluted net loss from discontinued operations per ordinary share	(0.003)	-	-
Basic & diluted net income per ordinary share	0.473	0.807	0,122

16.	RESTRICTED NET ASSETS

As most of the Company’s operations are conducted through its PRC subsidiary and VIEs, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiary and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiary and VIEs included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Puyi Consulting is subject to the above mandated restrictions on distributable profits.

F-23

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC VIEs are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2017 and 2018, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs that were included in the Company’s consolidated net assets, were approximately RMB 215,453 and RMB231,277 respectively.

17.	DISCONTINUED OPERATIONS

Disposal of subsidiaries

In December 2016, the Company disposed two subsidiaries, whose main business was offline trading of asset management. This disposal constituted a strategic shift as the Company planned to focus on its wealth management, asset management and corporate financing businesses in its future developments. The two entities had a net asset value of RMB 66,288 and were disposed to third party buyers for a total cash consideration of RMB57,710, accordingly, the Company recognized a disposal loss of RMB 8,578, which was determined by the excess of the net book value of the subsidiaries as of November 30, 2016 over the total cash consideration received. The disposal was completed in December 2016. Consideration of RMB 57,710 was received fully by the year ended June 30, 2017.

The assets and liabilities of the two disposed entities as of November 30, 2016 consisted of the following:

	November 30, 2016
	RMB	US$
ASSETS HELD FOR SALE
Cash and cash equivalents	1,720	260
Investment in finance products	135,400	20,462
Accounts receivable, net	26,251	3,967
Other receivable	1,520,828	229,833
Total current assets	1,684,199	254,522
Property and equipment, net	49	7
Total Assets	1,684,248	254,529

LIABILITIES HELD FOR SALE
Current Liabilities
Other payable and accrued expenses	(1,615,392)	(244,124)
Accrued payroll	(296)	(45)
Income tax payable	(2,272)	(343)
Total current liabilities	(1,617,960)	(244,512)
Total Liabilities	(1,617,960)	(244,512)

The following table presents a reconciliation of the major classes of line items constituting pretax from discontinued operations to after-tax profit reported in discontinued operations for the year ended June 30, 2017:

	July 1, 2016 through November 30, 2016
	RMB	US$
Revenue	16,056	2,426
Profit before tax	10,433	1,577
Loss on disposal of subsidiaries	(8,578)	(1,296)
Income tax	(2,109)	(319)
Net loss from discontinued operation	(254)	(38)

F-24

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

The following are selective cash flow information from discontinued operations:

	July 1, 2016 through November 30, 2016
Cash flow from discontinued operations:	RMB	US$
Net cash generated from operating activities	(8,101)	(1,224)
Net cash used in investing activities	3,996	604
Net cash generated from financing activities	4,702	710
Net cash increase in cash and cash equivalents	597	90
Cash and cash equivalents at beginning of year	1,123	170
Cash and cash equivalents at the disposal date	1,720	260

18.	RELATED PARTY TRANSACTIONS

The following is a list of the related parties with whom the Company conducted significant transactions, and their relationship with the Company:

Related parties	Relationship
Mr. Yu Haifeng	Controlling shareholder, CEO and Chairman of the Company
Renshou Xinrui	Ultimately controlled by Mr. Yu
Shenzhen Chuang Jia Investment LLP (“Chuang Jia”)	Ultimately controlled by Mr. Yu
Guangdong Jintaiping Asset Management Service Co., Ltd. (“Jintaiping”)	Mr. Yu Haifeng was the legal representative of this company until July 14, 2017.

The principal related party balances and transactions as of and for the years ended June 30, 2017 and 2018 are as follows:

Amounts due from related parties:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Renshou Xinrui	26,400	-	-
Chuang Jia	59,500	-	-
Mr. Yu Haifeng	-	80	12
Total	85,900	80	12

Amounts due from Renshou Xinrui and Chuangjia are the short-term interest-free loans lent by the Company.

Amount due from Mr. Yu Haifeng are business advances of operational purposes and have already been settled in July, 2018.

Amounts due to related parties:

	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
	(Combined – Note 4)
Due to principal shareholder for purchase of subsidiaries	-	2,116	320

F-25

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

The balance of RMB 2,116 as of June 30, 2018 was a result of the acquisition of subsidiaries under common control that have been disclosed in Note 4 above. The full balance has been settled in July, 2018.

Related party transactions:

		Year ended June 30,
	Nature	2017	2018	2018
		RMB	RMB	US$
		(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)

Renshou Xinrui	(a)	28,020	-	-
Chuang Jia	(a)	147,573	10,000	1,511
Yu, Haifeng	(b)	-	285	43
Renshou Xinrui	(b)	-	28,230	4,266
Jintaiping	(c)	188	-	-

Nature of transactions:

(a)	Loan provided by the Company to related party.
(b)	Purchase of shares of subsidiaries under common control.
(c)	Social insurance and housing fund paid by the Company on behalf of related party.

19.	SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of June 30, 2017 and 2018 were presented after giving retroactive effect to the reorganization of the Company that was completed on September 6, 2018. Immediately before and after reorganization, the Company together with its wholly-owned subsidiaries, Puyi Group, Puyi HK and WFOE and its VIEs were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Puyi Inc. was established under the laws of the Cayman Islands on August 6, 2018. The authorized number of ordinary shares is 2,000,000,000 shares with par value of US$0.001 each. On August 6, 2018, the Company issued an aggregate of 80,000,000 ordinary shares at a price of US$0.001 per share with total consideration of US$80, pro-rata to the shareholders of the Company as of such date. In accordance with SEC SAB Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

As of June 30, 2017 and 2018, 80,000,000 ordinary shares were issued at par value, equivalent to share capital of US$80, which was outstanding as of the issuance date of the financial statements.

20.	NON-CONTROLLING INTEREST

Puyi Fund and Shenzhen Baoying are the Company’s majority-owned subsidiaries held through Puyi Bohui and Puyi Asset, respectively, and are consolidated in the Company’s financial statements with non-controlling interest recognized.

On November 21, 2016, Puyi Bohui has made an additional capital injection of RMB 13,601 into Puyi Fund, causing Puyi Bohui’s controlling shareholding interest to increase from 80.52% to 84.59%. The balance of NCI has increase by RMB 102 in response to the injection.

As of June 30, 2017 and 2018, non-controlling interest in the consolidated balance sheet was RMB 9,838 and RMB 8,859, respectively.

F-26

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

21.	COMMITMENT AND CONTINGENCIES

Operating lease commitments

The Company has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of June 30, 2018 are:

	Minimum Lease Payment	Minimum Lease Payment
	RMB	US$
Year ending June 30:
2019	4,343	656
2020	3,033	458
2021	2,182	330
2022	1,680	254
2023	1,489	225
After 2023	789	120
Total	13,516	2,043

Rental expenses incurred under operating leases for the year ended June 30, 2017 and 2018 amounted to RMB2,802 and RMB4,026 respectively.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceeding regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

The Company has no significant pending litigation as of issuance date of the financial statements.

22.	CONCENTRATIONS

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended June 30
	2017	% of net revenues	2018	2018	% of net revenues
	RMB		RMB	US$
	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)	(Combined – Note 4)
Company A	42,618	27.4%	*	*	*
Company B	40,125	25.8%	*	*	*
Company C	32,844	21.1%	47,856	7,232	28.9%
Company D	*	*	44,452	6,718	26.8%
Company E	*	*	27,855	4,210	16.8%
	115,587	74.3%	120,163	18,160	72.5%

* represented less than 10% of total net revenues for the fiscal year.

F-27

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of June 30,
	2017	%	2018	2018	%
	RMB		RMB	US$
	(Combined – Note 4)	(Combined – Note 4)
Company C	4,292	18.6%	27,633	4,176	89.8%
Company E	8,273	35.8%	*	*	*
Company A	5,881	25.4%	*	*	*
	18,446	79.8%	27,633	4,176	89.8%

* represented less than 10% of account receivables as of the year end.

23.	SUBSEQUENT EVENTS

On July 3, 2018, the Company has entered into share purchase agreement for the acquisition of 51% equity interest in Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”) from a third party individual for a cash consideration of RMB1,631. The net book value of the Zhonghui as of June 30, 2018 was approximately RMB 3,199.

On September 3, 2018, the Company has entered into a share purchase agreement with Beijing Fanlian Investment Limited (“Beijing Fanlian”) for the acquisition of additional 15.41% equity interest in Puyi Fund, bringing the Company’s total shares in Puyi Fund to 100%, in return, the Company issued an additional 4,033,600 new ordinary shares on September 5, 2018 to Fanhua Inc., a listed company on Nasdaq (FANH. US), which is the ultimately shareholder of Beijing Fanlian. After the issuance of the new shares, Fanhua Inc. holds 4.8% of the equity interest in the Company.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

F-28

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering amended and restated articles of association that we expect to adopt to become effective immediately prior to the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

We will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

Purchaser	Date of Sale or Issuance	No. of Ordinary Shares	Consideration	Securities Registration Exemption
Worldwide Success Group	August 6, 2018	79,232,000	US$79,232	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903
Future One Holdings Limited	August 6, 2018	768,000	US$768	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903
Fanhua Inc.	September 5, 2018	4,033,600	US$1,468,976.8	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903

All issuances of ordinary shares to these shareholders were deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering. In addition, the issuance of such shares was deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce. None of the transactions involved an underwriter.

II-1

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit No.	Exhibit title

1.1*	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Specimen Share Certificate for ordinary shares
4.2	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (same as Exhibit 10.23)
4.3	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (same as Exhibit 10.26)
4.4*	Registrant’s Specimen American Depositary Receipt
4.5*	Form of Deposit Agreement, dated as of , among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts
5.1*	Opinion of Walkers regarding the validity of the ordinary shares being registered and certain other legal matters
8.1*	Opinion of GFE Law Office with respect to tax matters
8.2*	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 23.2)
8.3*	Opinion of Sidley Austin LLP regarding certain U.S. tax matters
10.1	Instrument of Transfer between Worldwide Success Group Limited and Advance Tycoon Limited dated August 31, 2018
10.2	Instrument of Transfer between Worldwide Success Group Limited and Danica Surge Limited dated August 31, 2018
10.3	Instrument of Transfer between Worldwide Success Group Limited and Winter Dazzle Limited dated August 31, 2018
10.4	Equity Interest Transfer Agreement between Yu Haifeng and Chengdu Puyi Bohui Information Technology Co., Ltd. dated August 7, 2018
10.5	Equity Interest Transfer Agreement between Yu Haifeng and Renshou Xinrui Enterprises Management Center (Limited Partnership) dated August 7, 2018
10.6	Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Renshou Xinrui Enterprises Management Center (Limited Partnership) & Yu Haifeng dated December 28, 2016
10.7	Share Transfer Agreement between Li Shaogang & Dai Zijian and Tibet Zhuli Investment Co., Ltd & Guangdong Fanhua Puyi Asset Management Co., Ltd. dated May 22, 2018
10.8	Equity Transfer Agreement between Yu Haifeng & Renshou Xinrui Enterprises Management Center (Limited Partnership) and Chengdu Puyi Bohui Information Technology Co., Ltd dated June 5, 2018
10.9	Share Transfer Agreement between Shao Yanhui & Diao Yi and Dai Zijian & Li Shaogang dated March 20, 2017
10.10	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yang Yuanfen dated July 16, 2018
10.11	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yu Haifeng dated July 16, 2018
10.12	Equity Interest Transfer Agreement between Shenzhen Yingjiasheng Investment Partnership (Limited Partnership) and Yu Haifeng dated March 14, 2016
10.13	Equity Transfer Agreement between Tang Jianping and Guangdong Fanhua Puyi Asset Management Co., Ltd dated July 3, 2018
10.14	Form of Employment Agreement between the Registrant and its chief executive officers
10.15	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.16	Exclusive Technology and Consultancy Services Agreement between Puyi Enterprises Management Consulting Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018
10.17	Equity Interest Pledge Agreement among Puyi Enterprises Management Consulting Co., Ltd.,Yu Haifeng, Yang Yuanfen and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018
10.18	Exclusive Option Agreement among Puyi Enterprises Management Consulting Co., Ltd.,Haifeng Yu, Yuanfen Yang and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018
10.19	Spouse Consent Letter provided by Xiao Qi, Yu Haifeng’s spouse, dated September 6, 2018
10.20	Spouse Consent Letter provided by Cheng Jianping, Yang Yuanfen’s spouse, dated September 6, 2018
10.21	Powers of Attorney granted by Yu Haifeng dated September 6, 2018
10.22	Powers of Attorney granted by Yang Yuanfen dated September 6, 2018
10.23	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement
10.24	Equity Transfer Agreement between Beijing Trans-Link Investment Co., Ltd. And Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 3, 2018
10.25	Supplemental Agreement to Exhibit 10.24 dated September 19, 2018
10.26	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018
10.27*	2018 Share Incentive Plan
21.1	List of Subsidiaries of the Registrant.
23.1*	Consent of Marcum Bernstein & Pinchuk LLP
23.2*	Consent of Walkers
23.3*	Consent of GFE Law Office
23.4*	Consent of Sidley Austin LLP
23.5	Consent of China Insights Consultancy
24.1*	Power of Attorney (previously included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant.
99.2*	Opinion of GFE Law Office regarding certain PRC law matters

*	To be filed by amendment.

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(b) Financial Statement Schedules

None.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on                  , 2018.

Puyi Inc.

By:
Name:
Title:	Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of              and              as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Puyi Inc. has signed this registration statement or amendment thereto in              on                       , 2018.

Authorized U.S. Representative

Tel:

By:
Name:
Title: Authorized Person

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